Filed Pursuant to Rule 424(B)(3)

File Number 333-133383

PROSPECTUS

SunGard Data Systems Inc.

Offers to Exchange

$1,600,000,000 principal amount of its 9 1/8% Senior Notes due 2013, $400,000,000 principal amount of its Senior Floating Rate Notes 2013 and $1,000,000,000 principal amount of its 10 1/4% Senior Subordinated Notes due 2015, each of which has been registered under the Securities Act of 1933, for any and all of its outstanding 9 1/8% Senior Notes due 2013, Senior Floating Rate Notes 2013 and 10 1/4% Senior Subordinated Notes due 2015, respectively.

We are conducting the exchange offers in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

The Exchange Offers

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offers.

•	The exchange offers expire at 12:00 a.m. midnight, New York City time, on July 11, 2006, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes.

•	The terms of the exchange notes to be issued in the exchange offers are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

Results of the Exchange Offers

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the notes on a national market.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the applicable indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

See “ Risk Factors” beginning on page 26 for a discussion of certain risks that you should consider before participating in the exchange offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus, including the financial data and related notes and section entitled “Risk Factors,” before making an investment decision. Unless the context otherwise indicates, as used in this prospectus, the terms “SunGard,” “we,” “our,” “us” and “the company” and similar terms refer to SunGard Data Systems Inc. and its subsidiaries on a consolidated basis.

Our Company

We are one of the world’s leading software and IT services companies. We provide software and processing solutions to institutions throughout the financial services industry, higher education, and the public sector; and we help enterprises of all types to maintain the continuity of their business through information availability services. We operate our business in three segments: Financial Systems (“FS”), Higher Education and Public Sector Systems (“HEPS”) and Availability Services (“AS”). Our FS segment primarily serves financial services companies, corporate and government treasury departments and energy companies. Our HEPS segment primarily serves higher education institutions, state and local governments and not-for-profit organizations. Our AS segment serves information-dependent companies across virtually all industries.

Our company supports more than 25,000 customers in over 50 countries, including the world’s 50 largest financial services companies. We seek to establish long-term customer relationships by negotiating multi-year contracts and by emphasizing customer support and product quality and integration. We believe that we are one of the most efficient operators of mission-critical information technology, or IT, solutions as a result of the economies of scale we derive from serving multiple customers on shared platforms. Our revenue is highly diversified by customer and product, with no single customer accounting for more than 3% of our total revenue during any of the past three fiscal years. We estimate that approximately 89% of our revenue for the past three fiscal years was recurring in nature, with approximately 7% of our total revenue associated with upfront software licenses. From fiscal year 1990 through fiscal year 2005, we increased both revenue and EBITDA at a compound annual rate of approximately 20%.

We were acquired on August 11, 2005 by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake Partners and Texas Pacific Group. The transaction was accomplished through the merger of Solar Capital Corp. into SunGard Data Systems Inc., with SunGard Data Systems Inc. being the surviving company.

Our Segments

	Financial Systems	Higher Education and Public Sector Systems	Availability Services
Revenue for the Year Ended December 31, 2005	$1,906 million	$788 million	$1,308 million

EBITDA for the Year Ended December 31, 2005(1)	$462 million	$191 million	$543 million

Income from Operations for the Year ended December 31, 2005	$287 million	$123 million	$325 million

Products and Organization	• Software and processing solutions that automate the many detailed processes associated with trading securities, managing portfolios of and accounting for investment assets	• Specialized enterprise resource planning and administrative solutions

•   Portfolio of “always
ready” standby
services, as well as
advanced recovery
and “always on”
production services
that help businesses
maintain
uninterrupted access
to their critical
information and
computer systems

Key Facts	• 50+ business units • 50+ primary brands	• 8 business units • 40+ products	• 3,000,000+ square feet of secure facilities • 25,000+ mile global network

Primary Customers	• Financial services companies • Corporate and government treasury departments • Energy companies	• Higher education institutions • School districts • State and local governments • Not-for-profit organizations	• Large, medium and small companies across virtually all industries

(1)	Segment EBITDA excludes $259 million of corporate level expenses of SunGard Data Systems Inc. Total EBITDA for the year ended December 31, 2005 was $937 million, and total segment EBITDA for the same period was $1,196 million. For a reconciliation of EBITDA to income from operations for our segments, see note (4) under “Summary Historical and Pro Forma Consolidated Financial Data” below.

Financial Systems

FS provides the financial services industry with a wide range of solutions that automate the many detailed processes associated with trading securities, managing investment portfolios and accounting for investment assets. Our FS solutions are used by customers on both the buy-side and sell-side of the global financial services industry, as well as corporate and government treasury departments and energy companies. These solutions are organized into the following groups that generally mirror the business lines of our customers in order to facilitate integration and cross-selling: (1) institutional asset management and securities servicing systems; (2) trading, treasury and risk management systems; (3) wealth management and brokerage systems; and (4) benefit administration and insurance systems. Our FS solutions address all important facets of securities transaction processing, including order routing, trading support, execution and clearing, position keeping, regulatory and tax compliance and reporting, and investment accounting and recordkeeping. Since our inception, we have consistently enhanced our FS systems to add new features, process new types of financial instruments, incorporate new technologies and meet evolving customer demands. In addition, we have acquired many FS businesses, most being smaller providers of specialized products that were similar or complementary to the FS products we already owned.

We deliver many of our FS solutions as an application service provider, primarily from our data centers located in North America and Europe that customers access through the Internet or private networks. We also deliver some of our FS solutions by licensing the software to customers for use on their own computers. Our FS solutions account for and manage over $25 trillion in investment assets and process over 5 million trades per day. In 2005, 52 Fortune 100 companies, four of the world’s ten largest central banks and eight of the world’s ten largest commercial banks (three of which are counted among our Fortune 100 customers) used our FS solutions.

We believe that the growing volumes and types of transactions and accounts have increased the processing requirements of financial institutions. Financial institutions continue to commit significant resources to information technology through specialized systems and require development, maintenance and enhancement of applications software. In addition, tighter government regulations imposed by legislation such as the Sarbanes-Oxley Act of 2002, the Gramm-Leach-Bliley Act and the USA Patriot Act, as well as the new capital adequacy framework commonly known as Basel II, continue to cause financial services firms to devote significant resources toward IT for their compliance efforts. To fulfill these new technology needs, financial institutions are relying increasingly on external providers.

We believe that the majority of businesses within our FS segment are leaders in the sectors in which they participate within the highly fragmented global market for financial services IT software and services. We estimate that approximately 85% of our FS revenue during the year ended December 31, 2005 was recurring in nature. Our FS segment earns revenue primarily through recurring contracted fees as an application service provider in addition to fees charged for regular software maintenance, broker/dealer commissions and professional services. One-time software license fees represented less than 10% of our FS revenue during the year ended December 31, 2005. In addition, we believe that the diversity of our FS products and customers as well as the recurring nature of our FS revenue make our FS business more resistant to industry downturns than our competitors’ businesses. FS accounted for 48% of our revenue and 39% of our total segment EBITDA during the year ended December 31, 2005.

Higher Education and Public Sector Systems

In our HEPS segment, we primarily provide specialized enterprise resource planning and administrative software and services to institutions of higher education, school districts and other not-for-profit organizations, as well as state and local governments. Solutions for educational and not-for-profit organizations include accounting, personnel, fundraising, grant and project management, student administration and reporting. Solutions for government include accounting, personnel, utility billing, land management, public safety and justice administration. Since 1995, we have been strategically acquiring companies and developing solutions for the HEPS segment. Three recent acquisitions, Systems & Computer Technology Corporation and Collegis, Inc. in 2004 and HTE Inc. in 2003, significantly increased the size of our HEPS business. This expansion continued in February 2005, when we acquired Vivista Holdings Limited, a provider of public safety and criminal justice administration solutions in the United Kingdom.

We believe HEPS is a leading provider of software and services to higher education institutions and a leader in the fragmented market for public sector software and services, and is well positioned to capitalize on the positive trends in its served markets. We believe that growth in software external spending in the education sector will be driven primarily by the continued need to replace manual and outdated systems, as well as the need for comprehensive IT integration in higher education and for regulatory compliance associated with the No Child Left Behind Act of 2001 in public school districts. In the HEPS segment, we earn our revenue primarily through regular software maintenance fees, recurring contracted fees for application service provider and outsourced services, and professional services fees. We estimate that approximately 82% of our HEPS revenue during the year ended December 31, 2005 was recurring in nature. One-time software license fees represented less than 10% of our HEPS revenue during the year ended December 31, 2005. HEPS accounted for 20% of our revenue and 16% of our total segment EBITDA during the year ended December 31, 2005.

Availability Services

AS helps information-dependent enterprises maintain uninterrupted access to their information and computer systems. Our principal AS offering is a broad range of “always ready” standby services that were traditionally called disaster recovery services. As technology and customer needs evolved, we not only expanded the scope of our standby services, but also developed advanced recovery services and “always on” production services. With our comprehensive portfolio of AS offerings, complemented by professional services, we can meet customers’ varied information availability requirements with cost-effective, reliable and secure solutions. To service our more than 10,000 AS customers, we operate more than 3,000,000 square feet of secure facilities at over 60 locations in more than 10 countries and a global network of approximately 25,000 miles.

We pioneered commercial disaster recovery in the late 1970s, and, over the past 25 years, we have consistently expanded our business to add facilities and platforms, incorporate new technologies and meet evolving customer demands. In 2001 and 2002, we approximately doubled the size of our AS business and added a significant presence in Europe through the acquisitions of the availability services businesses of Comdisco, Inc. and Guardian iT Plc.

We believe that our dedicated focus on information availability, together with our experience, technology expertise, resource management capabilities, vendor neutrality and diverse service offerings, uniquely position us to meet customer demands. Our “always ready” standby services help customers recover key information and systems in the event of an unplanned interruption. We deliver these services using processors, servers, storage devices, networks and other resources and infrastructure that are subscribed to by multiple customers, which results in economies of scale for us and cost-effectiveness for our customers. We believe that an important element of our value proposition is our ability to successfully manage recovery operations for our customers over an extended period of time. Since our inception, we have had a 100% success rate in supporting customer recoveries from unplanned interruptions, including during recent major disasters such as the 2005 Gulf Coast hurricanes, 2004 Florida hurricanes, the 2003 Northeast U.S. blackout and the September 11, 2001 terrorist attacks.

As part of our continuous effort to enhance our suite of services and increase our revenue per customer, we also offer our customers advanced recovery and “always on” production services for specific applications that require higher levels of availability. Advanced recovery services blend “always ready” standby services and dedicated data storage resources to provide “high availability” solutions that allow customers to mirror their data at one of our sites. Production services are engineered with redundant or failover processing capabilities to help customers keep critical applications up and running at all times. Our acquisition of InFlow, Inc. in January 2005 enhanced our production services offerings by adding 14 data centers throughout the United States that geographically complement our other U.S. data centers.

We believe that the business continuity and disaster recovery sector (which includes what we refer to as standby and related consulting services) has grown in recent years as companies increasingly have realized the importance of business continuity and disaster recovery, particularly in the heightened security environment in the United States. In addition, companies continue to consider more of their applications mission critical and therefore require backup, mirroring or full-scale redundancy of such applications. Furthermore, regulatory and compliance demands continue to cause an increasing number of companies to upgrade their business continuity and disaster recovery planning. AS also participates in the basic dedicated and complex managed sectors of the U.S. hosting services industry (which includes what we refer to as production services).

AS is the pioneer and leader in the availability services industry. We earn approximately 98% of our AS revenue through monthly subscription fees, primarily contracted for a three- or four-year period, and recurring fees for professional services and regular software maintenance, which provides significant near-term revenue visibility. AS accounted for 33% of our revenue and 45% of segment EBITDA during the year ended December 31, 2005.

Our Strengths

•	Leading franchise in attractive industries. Built over many years, our business has leading positions and strong customer relationships in industries with attractive growth dynamics.

•	Leading industry positions. We believe that the majority of businesses within our FS segment are leaders in the sectors in which they participate within the highly fragmented global market for financial services IT software and services. We believe that HEPS is a leading provider of software and services to higher education institutions and the public sector. AS is the pioneer and leader in the availability services industry.

•	Attractive industry dynamics. We believe that the sectors in which we participate have favorable growth dynamics. We believe that FS will benefit from several key industry dynamics: the shift from internal to external IT spending, the shift from infrastructure to application software spending, and the general increase in IT spending associated with rising compliance and regulatory requirements and real-time information needs. We believe that HEPS will benefit from favorable growth dynamics in higher education and public safety IT spending. We believe that AS will continue to benefit from strong internal growth in the small and medium business sector. We believe that our extensive experience and the significant total capital that we have invested in AS and our strong relationships with our customers in the relatively fragmented software and processing sectors that we serve help us to maintain leading positions. We believe that these factors provide us with competitive advantages and enhance our growth potential.

•	Highly attractive business model. We have an extensive portfolio of businesses with substantial recurring revenue, a diversified customer base and significant operating cash flow generation.

•	Extensive portfolio of businesses with substantial recurring revenue. With a large portfolio of services and products in each of our three business segments, we have a diversified and stable business. We estimate that approximately 89% of our revenue for the past three fiscal years was recurring in nature. In FS, none of our more than 50 business units accounted for more than 7% of FS revenue in 2005. Because our FS customers generally pay us monthly fees that are based on metrics such as number of users or accounts, we believe that our FS revenue is more insulated from trading and transaction volumes than the financial services industry at large. Our extensive portfolio of businesses and the largely recurring nature of our revenue across all three of our segments have reduced volatility in our revenue and income from operations.

•

Diversified and stable customer base.    Our base of 25,000 customers includes the world’s 50 largest financial services firms, a variety of other financial services firms, corporate and government treasury departments, energy companies, institutions of higher education, school districts and not-for-profit organizations. Our AS business serves customers across most sectors of the economy. We believe that our specialized solutions and services help our customers improve operational efficiency, capture growth opportunities and respond to regulatory requirements, which results in long-term customer relationships. Our customer base is highly diversified with no single customer accounting for more than 3% of total revenue during any of the last three fiscal years.

•	Significant operating cash flow generation. The combination of moderate capital expenditures and minimal working capital requirements allows us to convert a significant proportion of our revenue to cash available for debt service.

•	Experienced and committed management team with track record of success. Our management team, operating within a decentralized, entrepreneurial culture, has a long track record of operational excellence, has a proven ability to acquire and integrate complementary businesses, and is highly committed to our company’s long-term success.

•	Long track record of operational excellence. We have a solid track record of performance consistent with internal financial targets. Our experienced senior executive officers have proven capabilities in both running a global business and managing numerous applications that are important to our customers. Our FS solutions account for and manage over $25 trillion in investment assets and process over 5 million transactions per day. In our HEPS business, 1,600 universities and colleges rely on our administrative, portal advancement, information access and academic solutions. Our AS business has had a 100% success rate in supporting customer recoveries since our inception.

•	Successful, disciplined acquisition program. To complement our organic growth, we have a highly disciplined, due diligence-intensive program to evaluate, execute and integrate acquisitions. We have completed more than 140 acquisitions over the past 20 years and overall have improved the operating performance of acquired businesses. Our ongoing acquisition program has contributed significantly to our long-term growth and success.

•	Experienced and committed management team. Our most senior executive officers have an average tenure with the company of 15 years. Our senior managers have committed significant personal capital to our company in connection with the Transaction (as defined below).

Business Strategy

We are focused on expanding our position not only as a leading provider of integrated software and processing solutions, but also as the provider of choice for a wide range of availability services for a broad base of information-dependent enterprises. Our operating and financial strategy emphasizes fiscal discipline, profitable revenue growth and significant operating cash flow generation. In pursuit of these objectives, we have implemented the following strategies:

•	Expand our industry-leading franchise. We are constantly enhancing our product and service offerings across our portfolio of businesses, further building and leveraging our customer relationships, and looking to acquire complementary businesses at attractive valuations.

•	Enhance our product and service offerings. We continually support, upgrade and enhance our systems to incorporate new technology and meet the needs of our customers for increased operational efficiency and resilience. Our strong base of recurring revenue allows us to reinvest in our products and services. We continue to introduce innovative products and services in all three of our business segments. We believe that our focus on product enhancement and innovation will help us to increase our penetration of existing and new customers.

•	Extend our strong customer relationships. We focus on developing trusted, well-managed, long-term relationships with our customers. We look to maximize cross-selling opportunities, increase our share of our customers’ total IT spending and maintain a high level of customer satisfaction. Our global account management program allows us to present a single face to our larger FS customers as well as better target potential cross-selling opportunities.

•	Acquire and integrate complementary businesses. We seek to opportunistically acquire, at attractive valuations, businesses that broaden our existing product and service offerings, expand our customer base and strengthen our leadership positions, especially within the fragmented FS and HEPS markets. Before committing to an acquisition, we devote significant resources to due diligence and to developing a post- acquisition integration plan, including the identification and quantification of potential cost savings. Our ongoing acquisition program has contributed significantly to our long-term growth and success.

•	Optimize our attractive business model. We continue to focus on maintaining our attractive business model and, in particular, increasing our recurring revenue base and identifying and implementing opportunities for incremental operational improvement.

•	Maintain our recurring revenue base. We strive to generate a high level of recurring revenue and stable cash flow from operations. Many of the products and services we offer feature recurring monthly fees that are based on multi-year contracts, and we continue to prefer such contracts because they offer high levels of revenue stability and visibility. Moreover, we believe that our high quality services and customized solutions help increase the level of integration and efficiency for our customers and reduce customer losses to other vendors or to in-house solutions.

•	Implement incremental operational improvements. We have identified opportunities to further increase revenue, reduce costs and improve cash flow from operations. These include the global account management program, which stimulates cross-selling opportunities and account penetration for our largest customers; centralization of certain product management functions and expansion of certain software development capacity in lower-cost regions; the selective integration of certain FS and HEPS business units; and the increased focus on generating revenue from ancillary services such as customer training and education as well as consulting.

•	Enhance our performance-based culture. We have an experienced management team that is focused on enhancing our performance-based culture. We will continue to evaluate and implement programs to improve our current management structure through competitive compensation plans and continue to design effective human resources initiatives to retain key individuals from acquired businesses. Our compensation program, consistent with past practice, is highly performance-based.

SunGard Data Systems Inc. was incorporated under Delaware law in 1982. Our principal executive offices are located at 680 East Swedesford Road, Wayne, Pennsylvania 19087. Our telephone number is (484) 582-2000.

The Transaction

On March 27, 2005, Solar Capital Corp., a Delaware corporation (“Solar Capital”) formed by investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake Partners and Texas Pacific Group (collectively, the “Sponsors”), entered into an agreement and plan of merger (the “Merger Agreement”) with SunGard Data Systems Inc. pursuant to which Solar Capital merged with and into SunGard Data Systems Inc. (the “Merger”). As a result of the Merger, investment funds associated with or designated by the Sponsors, certain co-investors and certain members of our management own SunGard Data Systems Inc. At the effective time of the Merger, each share of our common stock outstanding immediately prior to the Merger (other than shares held in treasury, shares held by Solar Capital or any of our respective subsidiaries, or shares as to which a stockholder has properly exercised appraisal rights) was cancelled and converted into the right to receive $36.00 in cash. The purchase of the company by the Investors was financed by borrowings under our senior secured credit facilities, the funding under our receivables facility, the issuance of the outstanding notes (as defined below), the equity investment and participation described below and cash on hand.

Certain of our executive officers and members of senior management agreed to participate in the equity of our “parent companies” (as defined below) in connection with the Transaction (as defined below). These executive officers and members of senior management are referred to in this prospectus as the “senior management participants.” Other of our managers participate in the equity of our parent companies through continued option ownership or other means. Together, these managers and the senior management participants are referred to in this prospectus as the “management participants.” The aggregate value of the equity participation by the management participants to partially fund the Merger Consideration was approximately $164 million on a pre-tax basis. Investment funds associated with or designated by the Sponsors invested approximately $3,101 million in equity securities of Solar Capital or our parent companies as part of the Transaction. Certain other investors (the “Co-Investors,” and together with investment funds associated with or designated by the Sponsors and the management participants, the “Investors”), also invested an aggregate of approximately $339 million of equity in Solar Capital or our parent companies as part of the Transaction.

The Merger was approved at the SunGard Data Systems Inc. annual meeting held on July 28, 2005 by our stockholders holding at least a majority of our common stock outstanding. The Merger became effective upon the closing of the Transaction on August 11, 2005.

The issuance of the outstanding notes, the initial borrowings under our senior secured credit facilities, the funding under our receivables facility, the equity investment and participation by the Investors in Solar Capital or our parent companies, the Merger and other related transactions are collectively referred to in this prospectus as the “Transaction.” For a more complete description of the Transaction, see “—Ownership and Corporate Structure,” “The Transaction” and “Description of Other Indebtedness.”

Ownership and Corporate Structure

As set forth in the diagram below, all of our issued and outstanding capital stock is held by SunGard Holdco LLC, and investment funds associated with or designated by the Sponsors, indirectly through their ownership interest in SunGard Capital Corp. and SunGard Capital Corp. II, own approximately 82% of the membership interests in SunGard Holdco LLC on a fully-diluted basis. The remainder of the membership interests in SunGard Holdco LLC are held by the Co-Investors and the management participants indirectly through their ownership interest in SunGard Capital Corp. and SunGard Capital Corp. II. See “The Transaction” and “Security Ownership of Certain Beneficial Owners.” SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp. and SunGard Holdco LLC, which we refer to collectively as our “parent companies,” were formed for the purpose of consummating the Transaction.

(1)	Represents equity contributed by SunGard Capital Corp. and SunGard Capital Corp. II to SunGard Data Systems Inc. to partially fund the Merger Consideration and includes approximately $3,101 million of cash equity contributed by investment funds associated with or designated by the Sponsors, $339 million of cash equity contributed by the Co-Investors and approximately $164 million, on a pre-tax basis, of equity of management participants in the form of a rollover of their existing equity interests in SunGard Data Systems Inc. and/or cash investment. In addition, our chief executive officer’s equity participation of approximately $22 million was made with notes payable to two of our parent companies, SunGard Capital Corp. and SunGard Capital Corp. II.

(2)	SunGard Holdco LLC, along with certain wholly owned domestic subsidiaries of SunGard Data Systems Inc., guarantees the senior secured credit facilities. Only wholly owned domestic subsidiaries of SunGard Data Systems Inc. that guarantee the senior secured credit facilities guarantee the notes.

(3)	Upon the closing of the Transaction, we entered into a $1,000 million senior secured revolving credit facility with a six-year maturity, $149 million of which was drawn on the closing date of the Transaction. At March 31, 2006, there was $125 million outstanding under this facility.

(4)	Upon the closing of the Transaction, we entered into $4,000 million-equivalent of senior secured term loan facilities, comprised of a $3,685 million facility with SunGard Data Systems Inc. as the borrower and $315 million-equivalent facilities with a newly formed U.K. subsidiary as the borrower, $165 million of which is denominated in euros and $150 million of which is denominated in pounds sterling, with each facility having a seven-and-a-half-year maturity.

(5)	Consists of $250 million face amount of 3.75% senior notes due 2009 and $250 million face amount of 4.875% senior notes due 2014 (collectively referred to in this prospectus as the “senior secured notes”). Upon consummation of the Transaction, the senior secured notes became secured on an equal and ratable basis with loans under the senior secured credit facilities to the extent required by the indenture governing the senior secured notes and are guaranteed by all our subsidiaries that guarantee the outstanding notes. The senior secured notes are recorded at $453 million as of March 31, 2006 as a result of fair value adjustments related to purchase accounting. The discount of $47 million on the senior secured notes will continue to be amortized into interest expense and added to the recorded amounts over the remaining periods to their respective maturity dates.

(6)	Upon the closing of the Transaction, the principal receivables facility, together with a transitional receivables facility, provided for up to $375 million of funding for a period of six years following the closing of the Merger, based, in part, on the amount of eligible receivables. The full amount of the receivables facilities was funded at the closing of the Transaction. In December 2005, the aggregate availability under the principal receivables facility was increased to a maximum amount of $450 million, and the transitional receivables facility was terminated. Because sales of receivables under the receivables facility depend, in part, on the amount of eligible receivables, the amount of available funding under this facility may fluctuate over time. See “Description of Other Indebtedness—Receivables Facility.”

Each of the senior management participants entered into a definitive employment agreement with us or one of our parent companies after the closing of the Merger. These senior management participants participate in the equity of our parent companies and are entitled to participate in the option plans of our parent companies. Other of our managers participate in the equity of our parent companies through continued option ownership or other means. SunGard Capital Corp. and SunGard Capital Corp. II implemented the SunGard 2005 Management Incentive Plan for our management participants and other of our managers upon the consummation of the Transaction. See “Management” for a more complete description.

We have continued to own the same operating assets after the Transaction.

Sources and Uses

The sources and uses of the funds for the Transaction are shown in the table below.

Sources		Uses
(Dollars in millions)
Revolving credit facility(1)	$149	Payment consideration to stockholders and optionholders(5)	$11,242
Term loan facilities(2)	4,000
Receivables facility(3)	375	Converted share and option consideration	154
Senior notes	2,000
Senior subordinated notes	1,000	Transaction costs(6)	335

Cash on hand	603
Equity contribution(4)	3,604

Total sources	$11,731	Total uses	$11,731

(1)	Upon the closing of the Transaction, we entered into a $1,000 million senior secured revolving credit facility with a six-year maturity, $149 million of which was drawn on the closing date of the Transaction.

(2)	Upon the closing of the Transaction, we entered into $4,000 million-equivalent of senior secured term loan facilities, comprised of a $3,685 million facility with SunGard Data Systems Inc. as the borrower and $315 million-equivalent facilities with a newly formed U.K. subsidiary as the borrower, $165 million of which is denominated in euros and $150 million of which is denominated in pounds sterling, with each facility having a seven-and-a-half-year maturity.

(3)	Upon the closing of the Transaction, the principal receivables facility, together with a transitional receivables facility, provided for up to $375 million of funding for a period of six years following the closing of the Merger, based, in part, on the amount of eligible receivables. The full amount of the receivables facilities was funded at the closing of the Transaction. In December 2005, the aggregate availability under the principal receivables facility was increased to a maximum amount of $450 million, and the transitional receivables facility was terminated. Because sales of receivables under the receivables facility depend, in part, on the amount of eligible receivables, the amount of available funding under this facility may fluctuate over time. See “Description of Other Indebtedness—Receivables Facility.”

(4)	Represents equity contributed by SunGard Capital Corp., and SunGard Capital Corp. II to SunGard Data Systems Inc. to partially fund the Merger Consideration and includes approximately $3,101 million invested in equity securities of SunGard Capital Corp. and SunGard Capital Corp. II by investment funds associated with or designated by the Sponsors, approximately $339 million invested in equity securities of SunGard Capital Corp. and SunGard Capital Corp. II by the Co-Investors, and approximately $164 million, on a pre-tax basis, of equity of the management participants made in either the form of a rollover of their existing equity interests in SunGard Data Systems Inc. or as a cash investment. In addition, our chief executive officer’s equity participation of approximately $22 million was made with notes payable to two of our parent companies, SunGard Capital Corp. and SunGard Capital Corp. II.

(5)	The holders of outstanding shares of common stock received $36.00 in cash per share in connection with the Transaction. Approximately 290 million shares outstanding plus net option value of approximately $473 million which is calculated based on approximately 36 million options outstanding with an average exercise price of $22.93 per share, and excludes $164 million, on a pre-tax basis, of management participation and rollover equity.

(6)	Fees and expenses associated with the Transaction, including placement and other financing fees, advisory fees, transaction fees paid to affiliates of the Sponsors, and other transaction costs and professional fees. See “Certain Relationships and Related Party Transactions.” The fees and expenses amount does not include an estimated $22.7 million of payments related to Section 280G of the Internal Revenue Code and other related costs that were paid after the consummation of the Merger.

The Sponsors

Bain Capital Partners

Bain Capital, LLC is a global private investment firm whose affiliated entities manage a number of pools of capital including private equity (“Bain Capital Partners”), venture capital, public equity, global macro, and high-yield and mezzanine debt with more than $27 billion in assets under management as of December 31, 2005. Since 1984, Bain Capital Partners has made private equity investments in over 200 companies around the world, partnering with strong management teams to grow businesses and create operating value. Bain Capital Partners has deep experience in a variety of industries and a team of over 120 private equity professionals dedicated to investing in and supporting its portfolio companies. Headquartered in Boston, Bain Capital, LLC has offices in New York, London, Munich, Hong Kong, Shanghai and Tokyo.

The Blackstone Group

The Blackstone Group (“Blackstone”) is a private merchant banking firm based in New York, with offices in London, Paris, Hamburg, Mumbai, Boston, Atlanta, and Los Angeles. Blackstone is currently investing its sixth corporate private equity fund, BCP V, which is expected to have approximately $13.5 billion of equity capital. To date, Blackstone has invested or committed approximately $15 billion of equity capital in 99 separate transactions with a total transaction value of over $151 billion. In addition to Corporate Private Equity Investing, Blackstone’s core businesses include Real Estate Private Equity investing, Mezzanine and Senior Secured Debt investing, Corporate Advisory Services, Restructuring and Reorganization Advisory Services, Marketable Alternative Asset Management and Distressed Securities investing.

Goldman Sachs Capital Partners

Goldman, Sachs & Co. (“Goldman Sachs”) is a global leader in private equity and mezzanine investing. Since 1986, Goldman Sachs, through its Goldman Sachs Capital Partners and Goldman Sachs Mezzanine Partners family of funds, has raised over $24 billion for equity and mezzanine investments and has invested in over 500 companies worldwide in a broad range of industries. GS Capital Partners V, L.P., the current primary investment vehicle of Goldman Sachs for making privately negotiated equity investments, was formed in March 2005 with total committed capital of $8.5 billion. Goldman Sachs Capital Partners seeks long-term capital appreciation by committing equity to high-quality companies with superior management.

Kohlberg Kravis Roberts & Co.

Kohlberg Kravis Roberts & Co. (“KKR”) is one of the world’s oldest and most experienced private equity firms specializing in management buyouts. KKR’s investment approach is focused on acquiring attractive business franchises and working closely with management over the long term to design and implement value-creating strategies. Over the past 30 years, KKR has completed acquisitions of more than 140 companies for aggregate consideration in excess of $186 billion.

Providence Equity Partners Inc.

Providence Equity Partners Inc. (“Providence Equity”) is one of the world’s leading private investment firms specializing in equity investments in media, communications and information services companies. The principals of Providence Equity manage funds with over $9 billion in equity commitments, including Providence Equity Partners V, a $4.25 billion private equity fund, and have invested in more than 80 companies operating in over 20 countries since the firm’s inception in 1990. Providence Equity has offices in Providence, New York and London.

Silver Lake Partners

Silver Lake Partners (“Silver Lake”) is a leading private equity firm focused solely on investments in technology companies operating at scale. Silver Lake seeks to achieve superior returns by investing with the insight of an experienced industry participant, the operating skill of a world-class management team, and the discipline of a leading private equity firm. Silver Lake also works closely with a network of technology industry executives who bring valuable insight and assistance in sourcing transactions, analyzing industry trends, building management teams, and adding value to Silver Lake’s portfolio companies. Its portfolio companies include technology industry leaders such as Avago Technologies, Flextronics, Gartner, Instinet, Nasdaq, Network General, Seagate Technology, Serena, Thomson and UGS. Silver Lake has offices in Menlo Park, California, in New York City, and in London, England.

Texas Pacific Group

Texas Pacific Group (“TPG”), founded in 1993 and based in Fort Worth, Texas; San Francisco, California; and London, England, is a private equity firm that has raised approximately $17 billion in equity capital. TPG seeks to invest in world-class franchises across a range of industries, including significant investments in technology, retail, consumer products, airlines and healthcare. Over the past several years, TPG has built an industry practice group focused on the technology sector, including investments in Lenovo, Business Objects, Conexant, MEMC Electronic Materials, ON Semiconductor, Paradyne Networks, Seagate Technology, Isola, Network General and Smart Modular. Significant investments outside of the technology sector include investments in leading retailers (Petco, J. Crew, Debenhams (UK)), branded consumer franchises (Burger King, Del Monte, Ducati Motorcycles, Metro-Goldwyn-Mayer), airlines (Continental, America West), healthcare companies (Oxford Health Plans, Quintiles Transnational), energy and power generation companies (Texas Genco, Denbury Resources) and others (Punch Taverns (UK)).

The Exchange Offers

In this prospectus, the term “outstanding fixed rate senior notes” refers to the 9 1/8% Senior Notes due 2013, the term “outstanding floating rate senior notes” refers to the Senior Floating Rate Notes due 2013 and the term “outstanding senior subordinated notes” refers to the 10 1/4% Senior Subordinated Notes due 2015, all of which are referred to collectively as the “outstanding notes.” The term “outstanding senior notes” refers collectively to the outstanding fixed rate senior notes and the outstanding floating rate senior notes. The term “exchange fixed rate senior notes” refers to the 9 1/8% Senior Notes due 2013, the term “exchange floating rate senior notes” refers to the Senior Floating Rate notes due 2013 and the term “exchange senior subordinated notes” refers to the 10 1/4% Senior Subordinated Notes due 2015, each as registered under the Securities Act of 1933, as amended (the “Securities Act”) and all of which are referred to collectively as the “exchange notes.” The term “exchange senior notes” refers collectively to the exchange fixed rate senior notes and the exchange floating rate senior notes. The terms “senior notes” and “senior subordinated notes” refer collectively to the outstanding senior notes and exchange senior notes and to the outstanding senior subordinated notes and exchange senior subordinated notes, respectively. The term “notes” refers collectively to the outstanding notes and the exchange notes.

On August 11, 2005, SunGard Data Systems Inc. issued $1,600 million aggregate principal amount of 9 1/8% Senior Notes due 2013, $400 million aggregate principal amount of Senior Floating Rate Notes due 2013, and $1,000 million aggregate principal amount of 10 1/4% Senior Subordinated Notes due 2015 in a private offering.

General

In connection with the private offering, SunGard Data Systems Inc. and the guarantors of the outstanding notes entered into registration rights agreements with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offers within 360 days after the date of original issuance of the outstanding notes. You are entitled to exchange in the applicable exchange offer your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreements; and

•	the liquidated damages provisions of the registration rights agreements are no longer applicable.

The Exchange Offers	SunGard is offering to exchange :

•	$1,600 million aggregate principal amount of 9 1/8% Senior Notes due 2013 which have been registered under the Securities Act for any and all of its existing 9 1/8% Senior Notes due 2013;

•	$400 million aggregate principal amount of Senior Floating Rate Notes due 2013 which have been registered under the Securities Act for any and all of its existing Senior Floating Rate Notes due 2013; and

•	$1,000 million aggregate principal amount of 10 1/4% Senior Subordinated Notes due 2015 which have been registered under the Securities Act for any and all of its existing 10 1/4% Senior Subordinated Notes due 2015;

You may only exchange outstanding notes in integral multiples of $2,000.

Resale

Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated available July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date

The exchange offers will expire at 12:00 a.m. midnight, New York City time, on July 11, 2006, unless extended by SunGard Data Systems Inc. SunGard Data Systems Inc. does not currently intend to extend the expiration date.

Withdrawal

You may withdraw the tender of your outstanding notes at any time prior to the expiration of the applicable exchange offer. SunGard Data Systems Inc. will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the applicable exchange offer.

Conditions to the Exchange Offers	Each exchange offer is subject to customary conditions, which SunGard Data Systems Inc. may waive. See “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Outstanding Notes

If you wish to participate in either exchange offer, you must complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the applicable letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offers, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the applicable exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offers, SunGard Data Systems Inc. and the guarantors of the notes will have fulfilled a covenant under the applicable registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreements. If you do not tender your outstanding notes in the applicable exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the applicable indenture, except SunGard Data Systems Inc. and the guarantors of the notes will not have any further obligation to you to provide for the exchange and registration of the outstanding notes under the applicable registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offers, the trading market for outstanding notes could be adversely affected.

Consequences of Failure to Exchange

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the applicable indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, SunGard Data Systems Inc. and the guarantors of the notes do not currently anticipate that they will register the outstanding notes under the Securities Act.

United States Federal Income Tax Consequences

The exchange of outstanding notes in the exchange offers will not be a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Consequences of the Exchange Offers.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offers. See “Use of Proceeds.”

Exchange Agent

The Bank of New York is the exchange agent for the exchange offers. The addresses and telephone numbers of the exchange agent are set forth in the section captioned “The Exchange Offers—Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Senior Notes” and “Description of the Senior Subordinated Notes” sections of this prospectus contain a more detailed description of the terms and conditions of the outstanding notes and the exchange notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreement.

Issuer	SunGard Data Systems Inc.

Securities Offered	$1,600 million aggregate principal amount of 9 1/8% Senior Notes due 2013.

$400 million aggregate principal amount of Senior Floating Rate Notes due 2013.

$1,000 million aggregate principal amount of 10 1/4% Senior Subordinated Notes due 2015.

Maturity	The exchange senior notes will mature on August 15, 2013.

The exchange senior subordinated notes will mature on August 15, 2015.

Interest Rate	The exchange fixed rate senior notes will bear interest at a rate of 9 1/8% per annum.

The exchange floating rate senior notes will bear interest at a rate per annum equal to six-month LIBOR plus 4.5%. Interest on the exchange floating rate senior notes will be reset semi-annually.

The exchange senior subordinated notes will bear interest at a rate of 10 1/4% per annum.

Interest Payment Dates	We will pay interest on the exchange notes on February 15 and August 15. Interest will accrue from the issue date of the notes.

Guarantees

Each of our domestic subsidiaries that guarantees the obligations under our senior secured credit facilities will initially jointly and severally and unconditionally guarantee the exchange senior notes on a senior unsecured basis and the exchange senior subordinated notes on an unsecured senior subordinated basis.

Ranking	The exchange senior notes will be our senior unsecured obligations and will:

•	rank senior in right of payment to our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the exchange senior notes, including the exchange senior subordinated notes;

•	rank equally in right of payment to all of our existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the exchange senior notes; and

•	be effectively subordinated in right of payment to all of our existing and future secured debt (including obligations under our senior secured credit facilities and the senior secured notes), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the exchange senior notes.

Similarly, the guarantees of the exchange senior notes will be senior unsecured obligations of the guarantors and will:

•	rank senior in right of payment to all of the applicable guarantor’s future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the exchange senior notes, including such guarantor’s guarantee under the exchange senior subordinated notes;

•	rank equally in right of payment to all of the applicable guarantor’s existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the exchange senior notes; and

•	be effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured debt (including such guarantor’s guarantee under our senior secured credit facilities and the senior secured notes), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the exchange senior notes.

The exchange senior subordinated notes will be our unsecured senior subordinated obligations and will:

•	be subordinated in right of payment to our existing and future senior debt, including our senior secured credit facilities, the senior secured notes and the exchange senior notes;

•	rank equally in right of payment to all of our future senior subordinated debt;

•	be effectively subordinated in right of payment to all of our existing and future secured debt (including our senior secured credit facilities and the senior secured notes), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the exchange senior subordinated notes; and

•	rank senior in right of payment to all of our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the exchange senior subordinated notes.

Similarly, the guarantees of the exchange senior subordinated notes will be unsecured senior subordinate obligations of the guarantors and will:

•	be subordinated in right of payment to all of the applicable guarantor’s existing and future senior debt, including such guarantor’s guarantee under our senior secured credit facilities, the senior secured notes and the exchange senior notes;

•	rank equally in right of payment to all of the applicable guarantor’s future senior subordinated debt;

•	be effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured debt (including such guarantor’s guarantee under our senior secured credit facilities and the senior secured notes), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the exchange senior subordinated notes; and

•	rank senior in right of payment to all of the applicable guarantor’s future subordinated debt and other obligations that are, by their terms, expressly subordinated in right of payment to the exchange senior subordinated notes.

As of March 31, 2006, (1) the outstanding notes and related guarantees ranked effectively junior to approximately $4,590 million of senior secured indebtedness (including $500 million face amount of our senior secured notes that are recorded at $453 million), (2) the outstanding senior notes and related guarantees ranked senior to the $1,000 million of outstanding senior subordinated notes, (3) the outstanding senior subordinated notes and related guarantees ranked junior to approximately $6,599 million of senior indebtedness under the senior secured credit facilities, the senior secured notes, the outstanding senior notes and $9 million of payment obligations relating to historical acquisitions and capital lease obligations, (4) we had an additional $856 million of unutilized capacity under our revolving credit facility, after giving effect to certain outstanding letters of credit and (5) our non-guarantor subsidiaries had approximately $3 million (of the $9 million described above) of payment obligations relating to historical acquisitions and capital lease obligations. In addition, $364 million of funding is outstanding under our $450 million receivables facility.

Optional Redemption

Prior to August 15, 2009, we will have the option to redeem some or all of the exchange fixed rate senior notes for cash at a redemption price equal to 100% of their principal amount plus an applicable make-whole premium (as described in “Description of Senior Notes—Optional Redemption—Fixed Rate Notes”) plus accrued and unpaid interest to the redemption date. Beginning on August 15, 2009, we may redeem some or all of the exchange fixed rate senior notes at the redemption prices listed under “Description of Senior Notes—Optional Redemption—Fixed Rate Notes” plus accrued interest on the exchange fixed rate senior notes to the date of redemption.

Prior to August 15, 2007, we will have the option to redeem some or all of the exchange floating rate senior notes for cash at a redemption price equal to 100% of their principal amount plus an applicable make-whole premium (as described in “Description of Senior

Notes—Optional Redemption—Floating Rate Notes”) plus accrued and unpaid interest to the redemption date. Beginning on August 15, 2007, we may redeem some or all of the exchange floating rate senior notes at the redemption prices listed under “Description of Senior Notes—Optional Redemption—Floating Rate Notes” plus accrued interest on the exchange floating rate senior notes to the date of redemption.

Prior to August 15, 2010, we will have the option to redeem some or all of the exchange senior subordinated notes for cash at a redemption price equal to 100% of their principal amount plus an applicable make whole premium (as described in “Description of Senior Subordinated Notes—Optional Redemption”) plus accrued and unpaid interest to the redemption date. Beginning on August 15, 2010, we may redeem some or all of the exchange senior subordinated notes at the redemption prices listed under “Description of Senior Subordinated Notes—Optional Redemption” plus accrued interest on the exchange senior subordinated notes to the date of redemption.”

Optional Redemption After Certain Equity Offerings

At any time (which may be more than once) (i) before August 15, 2008, we may choose to redeem up to 35% of the exchange fixed rate senior notes at a redemption price equal to 109.125% of the face amount thereof, (ii) before August 15, 2007, we may choose to redeem up to 35% of the exchange floating rate senior notes at a redemption price equal to 100% of the face amount thereof plus a premium equal to the rate per annum on the exchange floating rate senior notes applicable on the date on which notice of redemption is given, and (iii) before August 15, 2008, we may choose to redeem up to 35% of the exchange senior subordinated notes at a redemption price equal to 110.25% of the face amount thereof, in each case, with proceeds that we or one of our parent companies raise in one or more equity offerings, as long as at least 50% of the aggregate principal amount of the exchange notes issued of the applicable series remains outstanding afterwards.

See “Description of Senior Notes—Optional Redemption” and “Description of Senior Subordinated Notes—Optional Redemption.”

Change of Control Offer

Upon the occurrence of a change of control, you will have the right, as holders of the notes, to require us to repurchase some or all of your exchange notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See “Description of Senior Notes—Repurchase at the Option of Holders—Change of Control” and “Description of Senior Subordinated Notes—Repurchase at the Option of Holders—Change of Control.”

We may not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

•	we may not have enough funds at that time; or

•	terms of our senior debt, including, in the case of the exchange senior subordinated notes, the indenture governing the exchange senior notes, may prevent us from making such payment

Your right to require us to repurchase a series of notes upon the occurrence of a change of control will be suspended during any time that the applicable series of notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s.

Certain Indenture Provisions	The indentures governing the exchange notes contain covenants limiting our ability and the ability of our restricted subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain investments;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. See “Description of Senior Notes” and “Description of Senior Subordinated Notes.” Certain covenants will cease to apply to a series of notes at all times after the applicable series of notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s.

No Public Market

The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice.

Risk Factors

You should carefully consider all the information in the prospectus prior to exchanging your outstanding notes. In particular, we urge you to consider carefully consider the factors set forth under the heading “Risk Factors.”

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

Set forth below is summary historical consolidated financial data and summary unaudited pro forma consolidated financial data of our business, at the dates and for the periods indicated. The historical data for the periods ended March 31, 2005 and 2006 have been derived from SunGard’s unaudited historical consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The historical data for the fiscal years ended December 31, 2003, 2004 and the periods ended August 10 and December 31, 2005 have been derived from SunGard’s historical consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP.

The summary unaudited pro forma consolidated financial data for the year ended December 31, 2005 have been prepared to give effect to the Transaction as if they had occurred on January 1, 2005. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data do not purport to represent what our results actually would have been if the Transaction had occurred at any date, and such data do not purport to project the results of operations for any future period.

The summary historical and unaudited pro forma consolidated financial data should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Predecessor			Successor	Predecessor	Successor	Pro Forma Year Ended December 31, 2005
	Year Ended December 31,		January 1 through August 10, 2005	August 11 through December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	2003	2004
					(unaudited)	(unaudited)	(unaudited)
	(Dollars in millions)
Statement of Operations Data:
Revenue	$2,955	$3,556	$2,371	$1,631	$947	$1,003	$3,999

Operating costs and expenses:
Cost of sales and direct operating	1,292	1,608	1,119	741	443	472	1,860
Sales, marketing and administration	536	665	456	343	194	223	799
Product development	195	236	154	96	60	64	250
Depreciation and amortization	223	218	141	89	56	57	236
Amortization of acquisition-related intangible assets	89	119	84	147	34	96	383
Merger costs (gain)(1)	(3)	6	121	18	4	2	139

Total operating costs and expenses	2,332	2,852	2,075	1,434	791	914	3,667

Income from operations	623	704	296	197	156	89	332
Interest income	6	8	9	6	3	3	15
Interest expense	(11)	(29)	(17)	(248)	(7)	(157)	(642)
Other income (expense)(2)	(3)	78	—	(17)	—	(12)	(34)

Income (loss) before income taxes	615	761	288	(62)	152	(77)	(329)
Income tax expense (benefit)	245	307	142	(33)	62	(31)	(110)

Net income (loss)	$370	$454	$146	$(29)	$90	$(46)	$(219)

Statement of Cash Flows Data:(3)
Net cash provided by (used in):
Operating activities	$645	$785	$571	$705	$171	$(53)	$1,045
Investing activities	(663)	(845)	(569)	(11,800)	(441)	(91)	(12,369)
Financing activities	58	256	329	10,406	(1)	113	10,735
Other Financial Data:
EBITDA(4)	$932	$1,119	$521	$416	$246	$230	$917
Capital expenditures, net(5)	211	240	155	119	56	78	274

(1)	During 2003, we recorded a net benefit of $3 million, which included a $7 million gain on sale of a non-operating facility, offset by a $3 million charge in connection with closing facilities and severance costs and $1 million for in-process research and development related to acquisitions. During 2004, we recorded merger costs of $6 million consisting of $5 million of accounting, investment banking, and legal and other costs associated with the planned spin-off of our availability services business and $1 million in net facility shut-down and severance costs related to previous acquisitions. During the period from January 1 through August 11, 2005, we recorded merger costs of $121 million, primarily $59 million of accounting, investment banking, legal and other costs associated with the Transaction and a non-cash charge for stock compensation of approximately $60 million resulting from the acceleration of stock options and restricted stock. During the period from August 11 through December 31, 2005, we recorded merger costs of $18 million consisting primarily of payroll taxes and certain compensation expenses related to the Transaction. During the three months ended March 31, 2005, we recorded merger costs of $4 million. During the three months ended March 31, 2006, we recorded merger costs of $2 million.

(2)	During 2003, we recorded other expense of $3 million related to a $1 million loss on foreign currency purchased to fund a foreign acquisition and a $2 million loss representing our share of the net loss of an equity investment. During 2004, we recorded other income of $78 million relating to the sale of Brut to The NASDAQ Stock Market, Inc. During the period from August 11 through December 31, 2005, we recorded $17 million related to the loss on sale of the receivables and discount on retained interests in connection with the receivables facility. During the three months ended March 31, 2006, we recorded other expense of $12 million primarily relating to the loss on sale of accounts receivable.

(3)	Pro forma net cash provided by operating activities for the year ended December 31, 2005 reflects the impact of the pro forma adjustments on net income. Pro forma net cash provided by (used in) investing and financing activities and capital expenditures are assumed to be unchanged from historical cash flows.

(4)	EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest, taxes, depreciation and amortization. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between the historical results of SunGard and results that reflect purchase accounting and the new capital structure. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies.

Historical and pro forma EBITDA is calculated as follows:

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		January 1 through August 10, 2005	August 11 through December 31, 2005	Combined Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006	Pro Forma Year Ended December 31, 2005
	2003	2004
						(unaudited)	(unaudited)	(unaudited)
	(Dollars in millions)
Net income	$370	$454	$146	$(29)	$117	$90	$(46)	$(219)
Interest expense, net	5	21	8	242	250	4	154	627
Taxes	245	307	142	(33)	109	62	(31)	(110)
Depreciation and amortization	312	337	225	236	461	90	153	619

EBITDA	$932	$1,119	$521	$416	$937	$246	$230	$917

EBITDA for the combined year ended December 31, 2005 on a historical basis for each of our segments is calculated as follows:

December 31, 2005	FS	HEPS	AS	Total Operating Segments	Corporate and Other Items(a)	Consolidated Total
	(Dollars in millions)
Income from operations	$287	$123	$325	$735	$(242)	$493
Depreciation and amortization	175	68	218	461	—	461
Other income (expense)	—	—	—	—	(17)	(17)

Segment EBITDA	$462	$191	$543	$1,196	$(259)	$937

(a)	Corporate and other items includes corporate administrative expenses and merger costs.

(5)	Capital expenditures represent net cash paid for property and equipment as well as software and other assets.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offers. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the exchange notes could decline or we may not be able to make payments of interest and principal on the exchange notes, and you may lose some or all of your investment.

Risks Related to the Exchange Offers

There may be adverse consequences if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the applicable exchange offer, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the prospectus distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—The Exchange Offers” and “The Exchange Offers” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offers will reduce the outstanding amount of each series of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity.

Risks Relating to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our debt obligations.

The following chart shows our level of indebtedness and certain other information as of March 31, 2006.

As of March 31, 2006
(Dollars in millions)
Revolving credit facility(1)	$125
Term loan facilities	3,965
Senior notes	2,000
Senior subordinated notes	1,000
Senior secured notes(2)	453
Other existing debt(3)	9

Total indebtedness	7,552
Off-balance sheet receivables facility(4)	364

Total	$7,916

(1)	Upon the closing of the Transaction, we entered into a $1,000 million senior secured revolving credit facility with a six-year maturity. At March 31, 2006, there was $125 million outstanding under this facility.

(2)	Consists of $250 million face amount of 3.75% senior notes due 2009 and $250 million face amount of 4.875% senior notes due 2014. Upon consummation of the Transaction, the senior secured notes became secured on an equal and ratable basis with loans under the senior secured credit facilities to the extent required by the indenture governing the senior secured notes and are guaranteed by all our subsidiaries that guarantee the outstanding notes. The senior secured notes are recorded at $453 million as of March 31, 2006 on a pro forma basis as a result of fair value adjustments related to purchase accounting. The discount of $47 million on the senior secured notes will be accreted to their face amount over the remaining period up to their respective maturity dates using the effective interest rate method.

(3)	Consists of payment obligations relating to historical acquisitions and capital lease obligations.

(4)	Upon the closing of the Transaction, the principal receivables facility, together with a transitional receivables facility, provided for up to $375 million of funding for a period of six years following the closing of the Merger, based, in part, on the amount of eligible receivables. The full amount of the receivables facilities was funded at the closing of the Transaction. In December 2005, the aggregate availability under the principal receivables facility was increased to a maximum amount of $450 million, and the transitional receivables facility was terminated. Because sales of receivables under the receivables facility depend, in part, on the amount of eligible receivables, the amount of available funding under this facility may fluctuate over time. See “Description of Other Indebtedness—Receivables Facility.”

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us to make payments on the notes;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, the outstanding floating rate senior notes and our receivables facility will be at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facilities and the indentures governing the notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify

At March 31, 2006, we had total debt of $7.55 billion, including $4.49 billion of variable rate debt. We have entered into two interest rate swap agreements which fixed the interest rates for $1.6 billion of our variable rate debt. Our two swap agreements each have a notional value of $800 million and, effectively, fix our interest rates at 4.85% and 5.00%, respectively, and expire in February 2009 and February 2011, respectively. Our remaining variable rate debt of $2.89 billion is subject to market rate risk, as our interest payments will fluctuate as the underlying interest rates change as a result of market changes. During the period when both of our interest rate swap agreements are effective, a 1% change in interest rates would result in a change in interest of approximately $29 million per year. Upon the expiration of each interest rate swap agreement in February 2009 and February 2011, a 1% change in interest rates would result in a change in interest of approximately $37 million and $45 million per year, respectively.

Our pro forma cash interest expense (including loss on sale of receivables associated with our receivables facility) for the year ended December 31, 2005 would have been $584 million.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit facilities and the indentures governing the notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In addition, under the senior secured credit agreement, we are required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under the senior secured credit agreement. Upon the occurrence of an event of default under the senior secured credit agreement, the lenders could elect to declare all amounts outstanding under the senior secured credit agreement to be immediately due and payable and terminate all commitments to extend further credit.

If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the senior secured credit agreement and, to the extent required by the indenture governing the senior secured notes, the senior secured notes. If the lenders under the senior secured credit agreement accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay the senior secured credit facilities and the senior secured notes, as well as our unsecured indebtedness.

Risks Related to Our Business

Our business depends largely on the economy and financial markets, and a slowdown or downturn in the economy or financial markets could adversely affect our business and results of operations.

When there is a slowdown or downturn in the economy, a drop in stock market levels or trading volumes, or an event that disrupts the financial markets, our business and financial results may suffer for a number of reasons. Customers may react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. In addition, customers may curtail or discontinue trading operations, delay or cancel information technology projects, or seek to lower their costs by renegotiating vendor contracts. Also, customers with excess information technology resources may choose to take their availability solutions in-house rather than obtain those solutions from us. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers to lower cost solutions. If any of these circumstances remain in effect for an extended period of time, there could be a material adverse effect on our financial results. During the last economic slowdown, our internal growth decreased, and nearly all of our revenue growth during 2001 through 2003 was from acquisitions. Because our financial performance tends to lag behind fluctuations in the economy, our recovery from any particular downturn in the economy may not occur until after economic conditions have generally improved.

Our business depends largely on the financial services industry, and a weakening of the financial services industry could adversely affect our business and results of operations.

Because our customer base is concentrated in the financial services industry, our business is largely dependent on the health of that industry. When there is a general downturn in the financial services industry, or if our customers in that industry experience financial or business problems, our business and financial results may suffer. If financial services firms continue to consolidate, there could be a material adverse effect on our business and financial results. When a customer merges with a firm using its own solution or another vendor’s solution, they could decide to consolidate their processing on a non-SunGard system, which could have an adverse effect on our financial results.

Our acquisition program is an important element of our strategy but, because of the uncertainties involved, this program may not be successful and we may not be able to successfully integrate and manage acquired businesses.

Part of our growth strategy is to pursue additional acquisitions in the future. There can be no assurance that our acquisition program will continue to be successful. In addition, we may finance any future acquisition with debt, which would increase our interest costs. If we are unable to successfully integrate and manage acquired businesses, or if acquired businesses perform poorly, then our business and financial results may suffer. It is possible that the businesses we have acquired and businesses that we acquire in the future may perform worse than expected or prove to be more difficult to integrate and manage than expected. If that happens, there may be a material adverse effect on our business and financial results for a number of reasons, including:

•	we may have to devote unanticipated financial and management resources to acquired businesses;

•	we may not be able to realize expected operating efficiencies or product integration benefits from our acquisitions;

•	we may have to write off goodwill or other intangible assets; and

•	we may incur unforeseen obligations or liabilities in connection with acquisitions.

If we are unable to identify suitable acquisition candidates and successfully complete acquisitions, our growth and our financial results may be adversely affected.

Our growth has depended in part on our ability to acquire similar or complementary businesses on favorable terms. In the last three years, most of our revenue growth was from acquired businesses. This growth strategy is subject to a number of risks that could adversely affect our business and financial results, including:

•	we may not be able to find suitable businesses to acquire at affordable valuations or on other acceptable terms;

•	we may face competition for acquisitions from other potential acquirers, some of whom may have greater resources than us or may be less highly leveraged, or from the possibility of an acquisition target pursuing an initial public offering of its stock;

•	we may have to incur additional debt to finance future acquisitions as we have done in the past and no assurance can be given as to whether, and on what terms, such additional debt will be available; and

•	we may find it more difficult or costly to complete acquisitions due to changes in accounting, tax, securities or other regulations.

Catastrophic events may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability.

Our business may be adversely affected by a war, terrorist attack, natural disaster or other catastrophe. A catastrophic event could have a direct negative impact on us or an indirect impact on us by, for example, affecting our customers, the financial markets or the overall economy. The potential for a direct impact is due primarily to our significant investment in our infrastructure. Although we maintain redundant facilities and have contingency plans in place to protect against both man-made and natural threats, it is impossible to fully anticipate and protect against all potential catastrophes. Despite our preparations, a security breach, criminal act, military action, power or communication failure, flood, severe storm or the like could lead to service interruptions and data losses for customers, disruptions to our operations, or damage to our important facilities. The same disasters or circumstances that may lead to our customers requiring access to our availability services may negatively impact our own ability to provide such services. Our three largest availability services facilities are particularly important, and a major disruption at one or more of those facilities could disrupt or otherwise impair our ability to provide services to our availability services customers. If any of these events happen, we may be exposed to unexpected liability, our customers may leave, our reputation may be tarnished, and there could be a material adverse effect on our business and financial results.

Our application service provider systems may be subject to disruptions that could adversely affect our reputation and our business.

Our application service provider systems maintain and process confidential data on behalf of our customers, some of which is critical to their business operations. For example, our brokerage and trading systems maintain account and trading information for our customers and their clients, and our benefit, insurance and investor accounting systems maintain investor account information for retirement plans, insurance policies and mutual funds. There is no guarantee that the systems and procedures that we maintain to protect against unauthorized access to such information are adequate to protect against all security breaches. If our application service provider systems are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons, our customers could experience data loss, financial loss, harm to reputation and significant business interruption. If that happens, we may be exposed to unexpected liability, our customers may leave, our reputation may be tarnished, and there could be a material adverse effect on our business and financial results.

Because the sales cycle for our software is typically lengthy and unpredictable, our results may fluctuate from period to period.

Our operating results may fluctuate from period to period and be difficult to predict in a particular period due to the timing and magnitude of software sales. We offer some of our financial systems on a license basis, which means that the customer has the right to run the software on its own computers. The customer usually makes a significant up-front payment to license software, which we generally recognize as revenue when the license contract is signed and the software is delivered. The size of the up-front payment often depends on a number of factors that are different for each customer, such as the number of customer locations, users or accounts. As a result, the sales cycle for a software license may be lengthy and take unexpected turns. Thus, it is difficult to predict when software sales will occur or how much revenue they will generate. Since there are few incremental costs associated with software sales, our operating results may fluctuate from quarter to quarter and year to year due to the timing and magnitude of software sales.

Rapid changes in technology and our customers’ businesses could adversely affect our business and financial results.

Our business may suffer if we do not successfully adapt our products and services to changes in technology and changes in our customers’ businesses. These changes can occur rapidly and at unpredictable intervals and we cannot assure you that we will be able to respond adequately. If we do not successfully update and integrate our products and services to adapt to these changes, or if we do not successfully develop new products and services needed by our customers to keep pace with these changes, then our business and financial results may suffer. Our ability to keep up with technology and business changes is subject to a number of risks, including:

•	we may find it difficult or costly to update our products and services and to develop new products fast enough to meet our customers’ needs;

•	we may find it difficult or costly to make some features of our products and services work effectively and securely over the Internet;

•	we may find it difficult or costly to integrate more of our FS solutions into efficient straight-through processing solutions;

•	we may find it difficult or costly to update our products and services to keep pace with business, regulatory and other developments in the financial services industry, where many of our customers operate; and

•	we may find it difficult or costly to update our services to keep pace with advancements in hardware, software and telecommunications technology.

Some technological changes, such as advancements that have facilitated the ability of our AS customers to develop their own internal solutions, may render some of our products and services less valuable or eventually obsolete. In addition, because of ongoing, rapid technological changes, the useful lives of some technology assets have become shorter and customers are therefore replacing these assets more often. As a result, our customers are increasingly expressing a preference for contracts with shorter terms, which could make our revenue less predictable in the future.

Customers taking their availability solutions in-house may continue to create pressure on our internal revenue growth rate.

Our AS solutions allow customers to leverage our significant infrastructure and take advantage of our experience, technology expertise, resource management capabilities and vendor neutrality. Nevertheless, some customers, especially among the very largest having significant information technology resources, prefer to develop and maintain their own in-house availability solutions, which can result in a loss of revenue from those customers. Technological advances in recent years have significantly reduced the cost yet not the complexity of developing in-house solutions. Over the past several years, business lost to customers taking their availability solutions in-house generally has offset our new sales. If this trend continues or worsens, there will be continued pressure on our internal revenue growth rate.

The trend toward information availability solutions utilizing more single customer dedicated resources likely will lower our overall operating margin percentage over time.

In the information availability services industry, especially among our more sophisticated customers, there is an increasing preference for solutions that utilize some level of dedicated resources, such as blended advanced recovery services and “always on” production services. The primary reason for this trend is that adding dedicated resources, although more costly, provides greater control, reduces data loss and facilitates quicker responses to business interruptions. Advanced recovery services often result in greater use of both shared and dedicated resources and, therefore, typically generate appreciably higher revenue with only a modest increase in capital expenditures and a modest decrease in operating margin percentage. Production services require significant dedicated resources and, therefore, generally produce even higher revenue at an appropriately lower operating margin percentage.

Our brokerage operations are highly regulated and are riskier than our other businesses.

Organizations like the Securities and Exchange Commission, New York Stock Exchange and National Association of Securities Dealers can, among other things, fine, censure, issue cease-and-desist orders and suspend or expel a broker/dealer or any of its officers or employees for failures to comply with the many laws and regulations that govern brokerage operations. Our ability to comply with these laws and regulations is largely dependent on our establishment, maintenance and enforcement of an effective brokerage compliance program. Our failure to establish, maintain and enforce proper brokerage compliance procedures, even if unintentional, could subject us to significant losses, lead to disciplinary or other actions, and tarnish our reputation. Regulations affecting the brokerage industry, in particular with respect to active traders, may change, which could adversely affect our financial results.

We are exposed to certain risks due to the trading activities of our customers and professional traders of our brokerage operations. If customers or professional traders fail to pay for securities they buy, or fail to cover their short sales, or fail to repay margin loans we make to them, then we may suffer losses, and these losses may be disproportionate to the relatively modest revenue and profit contributions of this business. In our other businesses, we generally can disclaim liability for trading losses that may be caused by our software, but in our brokerage operations, we cannot limit our liability for trading losses even when we are not at fault.

We could lose revenue due to “fiscal funding” or “termination for convenience” clauses in certain customer contracts, especially in our HEPS business.

Certain of our customer contracts, particularly those with governments, institutions of higher education and school districts, may be partly or completely terminated by the customer due to budget cuts or sometimes for any reason at all. These types of clauses are often called “fiscal funding” or “termination for convenience” clauses. If a customer exercises one of these clauses, the customer would be obligated to pay for the services we performed up to the date of exercise, but would not have to pay for any further services. While we have not been materially affected by exercises of these clauses in the past, we may be in the future. If customers that collectively represent a substantial portion of our revenue were to invoke the fiscal funding or termination for convenience clauses of their contracts, our future business and results of operations could be adversely affected.

If we fail to comply with government regulations in connection with our providing technology services to certain financial institutions, our business and results of operations may be adversely affected.

Because we act as a third-party service provider to financial institutions and provide mission-critical applications for many financial institutions that are regulated by one or more member agencies of the Federal Financial Institutions Examination Council (“FFIEC”), we are subject to examination by the member agencies of the FFIEC. More specifically, we are a Multi-Regional Data Processing Servicer of the FFIEC because we provide mission critical applications for financial institutions from several data centers located in different geographic regions. As a result, the FFIEC conducts periodic reviews of certain of our operations in order to identify existing or potential risks associated with our operations that could adversely affect the financial institutions to whom we provide services, evaluate our risk management systems and controls, and determine our compliance with applicable laws that affect the services we provide to financial institutions. In addition to examining areas such as our management of technology, data integrity, information confidentiality and service availability, the reviews also assess our financial stability. Our incurrence of significant debt in connection with the Transaction increases the risk of an FFIEC agency review determining that our financial stability has been weakened. A sufficiently unfavorable review from the FFIEC could result in our financial institution customers not being allowed to use our technology services, which could have a material adverse effect on our business and financial condition.

If we are unable to retain or attract customers, our business and financial results will be adversely affected.

If we are unable to keep existing customers satisfied, sell additional products and services to existing customers or attract new customers, then our business and financial results may suffer. A variety of factors could affect our ability to successfully retain and attract customers, including the level of demand for our products and services, the level of customer spending for information technology, the level of competition from customers that develop their own solutions internally and from other vendors, the quality of our customer service, our ability to update our products and develop new products and services needed by customers, and our ability to integrate and manage acquired businesses. Our services revenue, which has been largely recurring in nature, comes from the sale of our products and services under fixed-term contracts. We do not have a unilateral right to extend these contracts when they expire. If customers cancel or refuse to renew their contracts, or if customers reduce the usage levels or asset values under their contracts, there could be a material adverse effect on our business and financial results.

If we fail to retain key employees, our business may be harmed.

Our success depends on the skill, experience and dedication of our employees. If we are unable to retain and attract sufficiently experienced and capable personnel, especially in product development, sales and management, our business and financial results may suffer. For example, if we are unable to retain and attract a sufficient number of skilled technical personnel, our ability to develop high quality products and provide high quality customer service may be impaired. Experienced and capable personnel in the technology industry remain in high demand, and there is continual competition for their talents. When talented employees leave, we may have difficulty replacing them, and our business may suffer. There can be no assurance that we will be able to successfully retain and attract the personnel that we need.

We are subject to the risks of doing business internationally.

During 2005, approximately 28% of our revenue was generated outside the United States. Approximately 77% of this revenue was from customers located in the United Kingdom and Continental Europe. Because we sell our services outside the United States, our business is subject to risks associated with doing business internationally. Accordingly, our business and financial results could be adversely affected due to a variety of factors, including:

•	changes in a specific country’s or region’s political and cultural climate or economic condition;

•	unexpected changes in foreign laws and regulatory requirements;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	inadequate intellectual property protection in foreign countries;

•	trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the U.S. Department of Commerce and fines, penalties or suspension or revocation of export privileges;

•	the effects of applicable foreign tax structures and potentially adverse tax consequences; and

•	significant adverse changes in foreign currency exchange rates.

The private equity firms that acquired the company control us and may have conflicts of interest with us.

Investment funds associated with or designated by the Sponsors indirectly own, through their ownership in our parent companies, a substantial portion of our capital stock. As a result, the Sponsors have control over our decisions to enter into any corporate transaction regardless of whether noteholders believe that any such transaction is in their own best interests. For example, the Sponsors could cause us to make acquisitions that increase the amount of indebtedness that is secured or that is senior to the exchange senior subordinated notes offered hereby or to sell assets.

Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by the Sponsors continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions.

If we are unable to protect our proprietary technologies and defend infringement claims, we could lose one of our competitive advantages and our business could be adversely affected.

Our success depends in part on our ability to protect our proprietary products and services and to defend against infringement claims. If we are unable to do so, our business and financial results may suffer. To protect our proprietary technology, we rely upon a combination of copyright, patent, trademark and trade secret law, confidentiality restrictions in contracts with employees, customers and others, software security measures, and registered copyrights and patents. Despite our efforts to protect the proprietary technology, unauthorized persons may be able to copy, reverse engineer or otherwise use some of our technology. It also is possible that others will develop and market similar or better technology to compete with us. Furthermore, existing patent, copyright and trade secret laws may afford only limited protection, and the laws of certain countries do not protect proprietary technology as well as United States law. For these reasons, we may have difficulty protecting our proprietary technology against unauthorized copying or use. If any of these events happens, there could be a material adverse effect on the value of our proprietary technology and on our business and financial results. In addition, litigation may be necessary to protect our proprietary technology. This type of litigation is often costly and time-consuming, with no assurance of success.

The legal framework for software and business method patents is rapidly evolving. Some of our competitors may have been more aggressive than us in applying for or obtaining patent protection for innovative proprietary technologies both in the United States and internationally. There can be no assurance that in the future third parties will not assert infringement claims against us (as they have already done in the past) and preclude us from using a technology in our products or require us to enter into royalty and licensing arrangements on terms that are not favorable to us, or force us to engage in costly infringement litigation, which could result in us paying monetary damages or being forced to redesign our products to avoid infringement. Additionally, our licenses and service agreements with our customers generally provide that we will defend and indemnify them for claims against them relating to our alleged infringement of the intellectual property rights of third parties with respect to our products or services. We might have to defend or indemnify our customers to the extent they are subject to these types of claims. Any of these claims may be difficult and costly to defend and may lead to unfavorable judgments or settlements, which could have a material adverse effect on our reputation, business and financial results. For these reasons, we may find it difficult or costly to add or retain important features in our products and services.

Defects, design errors or security flaws in our products could harm our reputation and expose us to potential liability.

Most of our FS and HEPS products are very complex software systems that are regularly updated. No matter how careful the design and development, complex software often contains errors and defects when first introduced and when major new updates or enhancements are released. If errors or defects are discovered in our current or future products, we may not be able to correct them in a timely manner, if at all. In our development of updates and enhancements to our products, we may make a major design error that makes the product operate incorrectly or less efficiently.

In addition, certain of our products include security features that are intended to protect the privacy and integrity of customer data. Despite these security features, our products and systems, and our customers’ systems may be vulnerable to break-ins and similar problems caused by third parties, such as hackers bypassing firewalls and misappropriating confidential information. Such break-ins or other disruptions could jeopardize the security of information stored in and transmitted through our computer systems and those of our customers, subject us to liability and tarnish our reputation. We may need to expend significant capital resources in order to eliminate or work around errors, defects, design errors or security problems. Any one of these problems in our products may result in the loss of or a delay in market acceptance of our products, the diversion of development resources, a lower rate of license renewals or upgrades and damage to our reputation, and in turn may increase service and warranty costs.

Risks Relating to the Exchange Notes

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the exchange notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The senior secured credit facilities and the indentures under which the exchange notes will be issued restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness—Senior Credit Facilities,” “Description of Senior Notes” and “Description of Senior Subordinated Notes.”

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. If we incur any additional indebtedness that ranks equally with the exchange senior notes or the exchange senior subordinated notes, the holders of that additional debt will be entitled to share ratably with the holders of the exchange senior notes and the exchange senior subordinated notes, respectively, in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Your right to receive payments on each series of notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the exchange notes and our guarantors’ obligations under their guarantees of the exchange notes are unsecured, but our obligations under our senior secured credit facilities and senior secured notes and each guarantor’s obligations under their respective guarantees of the senior secured credit facilities and senior secured notes are secured by a security interest in substantially all of our domestic tangible and, in the case of the senior secured credit facilities, intangible assets, including the stock of most of our wholly owned U.S. subsidiaries, and the assets and a portion of the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior secured credit agreement, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indentures governing the notes offered hereby at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of March 31, 2006, we had $4,590 million of senior secured indebtedness (including $500 million face amount of our senior secured notes that are recorded at $453 million), all of which was indebtedness under our senior secured credit facilities and senior secured notes and which does not include availability of $856 million under our revolving credit facility after giving effect to certain outstanding letters of credit. The indentures governing the exchange notes offered hereby permit us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including senior secured indebtedness.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries and some of our U.S. subsidiaries because they will not guarantee the notes.

The exchange notes will not be guaranteed by any of our non-U.S. subsidiaries, our less than wholly owned U.S. subsidiaries, our special purpose finance subsidiaries that participate in the receivables facility or certain other U.S. subsidiaries. Accordingly, claims of holders of the exchange notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the exchange notes.

Based on our historical records, our non-guarantor subsidiaries accounted for approximately $294 million, or 29%, of our total revenue, and approximately $47 million, or 20%, of our total EBITDA, in each case for the three months ended March 31, 2006, and approximately $2,618 million, or 18%, of our total assets, and approximately $1,175 million, or 11%, of our total liabilities, in each case as of March 31, 2006.

Your right to receive payments on the exchange senior subordinated notes will be junior to the rights of the lenders under our senior secured credit facilities and all of our other senior debt and any of our future senior indebtedness.

The exchange senior subordinated notes will be general unsecured obligations that will be junior in right of payment to all of our existing and future senior indebtedness. As of March 31, 2006, we had approximately $6,599 million of senior indebtedness (including $500 million face amount of our senior secured notes that are recorded at $453 million). An additional $856 million is available to be drawn under our revolving credit facility after giving effect to certain outstanding letters of credit.

We may not pay principal, premium, if any, interest or other amounts on account of the exchange senior subordinated notes in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under the senior secured credit facilities, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we may not be permitted to pay any amount on account of the exchange senior subordinated notes for a designated period of time.

Because of the subordination provisions in the exchange senior subordinated notes, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the exchange senior subordinated notes until we have made all payments in cash on our senior indebtedness. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on the exchange senior subordinated notes, including payments of principal or interest when due.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under the senior secured credit agreement, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior secured credit facilities and the indentures governing the exchange notes offered hereby), we could be in default under the terms of the agreements governing such indebtedness, including our senior secured credit agreement and the indentures governing the exchange notes offered hereby. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit agreement, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the exchange notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the exchange notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the exchange notes upon a change of control because we may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change of control. Further, we will be contractually restricted under the terms of our senior secured credit agreement from repurchasing all of the exchange notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the exchange notes unless we are able to refinance or obtain waivers under our senior secured credit agreement. Our failure to repurchase the exchange notes upon a change of control would cause a default under the indentures governing the exchange notes offered hereby and a cross-default under the senior secured credit agreement. The senior secured credit agreement also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

The lenders under the senior secured credit facilities will have the discretion to release the guarantors under the senior secured credit agreement in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the exchange notes.

While any obligations under the senior secured credit facilities remain outstanding, any guarantee of the exchange notes may be released without action by, or consent of, any holder of the exchange notes or the trustee under the indentures governing the exchange notes offered hereby, at the discretion of lenders under the senior secured credit facilities, if the related guarantor is no longer a guarantor of obligations under the senior secured credit facilities or any other indebtedness. See “Description of Senior Notes” and “Description of Senior Subordinated Notes.” The lenders under the senior secured credit facilities will have the discretion to release the guarantees under the senior secured credit facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the exchange notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Federal and state fraudulent transfer laws may permit a court to void the exchange notes and the related guarantees of the exchange notes, and, if that occurs, you may not receive any payments on the exchange notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the incurrence of the related guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the exchange notes or related guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the exchange notes or incurred the related guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the related guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the related guarantees;

•	the issuance of the exchange notes or the incurrence of the related guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•	we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the exchange notes or the incurrence of the related guarantees was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or such related guarantees or further subordinate the exchange notes or such related guarantees to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the exchange notes to repay any amounts received with respect to such related guarantees. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes. Further, the voidance of the exchange notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the related guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered solvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We are offering the exchange notes to the holders of the outstanding notes. The outstanding notes were offered and sold in August 2005 to institutional investors and are eligible for trading in the PORTAL market.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market with respect to the exchange notes. However, these initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offers or the effectiveness of a shelf registration statement in lieu thereof. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our substantial indebtedness following consummation of the Transaction described in this prospectus;

•	certain covenants in our debt documents following the consummation of the Transaction described in this prospectus;

•	general economic and market conditions;

•	the overall condition of the financial services industry, including the effect of any further consolidation among financial services firms;

•	the integration of acquired businesses, the performance of acquired businesses and the prospects for future acquisitions;

•	the effect of war, terrorism, natural disasters or other catastrophic events;

•	the effect of disruptions to our systems and infrastructure;

•	the timing and magnitude of software sales;

•	the timing and scope of technological advances;

•	customers taking their information availability solutions in-house;

•	the trend in information availability toward solutions utilizing more dedicated resources;

•	the market and credit risks associated with clearing broker operations;

•	the ability to retain and attract customers and key personnel;

•	risks relating to the transaction of business internationally;

•	the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents; and

•	the other factors set forth under “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

THE TRANSACTION

On March 27, 2005, Solar Capital and SunGard entered into the Merger Agreement, pursuant to which the parties agreed to the Merger. At the effective time of the Merger, each share of our common stock outstanding immediately prior to the Merger (other than shares held in treasury, shares held by Solar Capital or any of our respective subsidiaries, or shares as to which a stockholder has properly exercised appraisal rights) was cancelled and converted into the right to receive $36.00 in cash. The senior management participants agreed to participate in the equity of Solar Capital or that of our parent companies in connection with the Transaction. Other of our managers who are not senior management participants participate in the equity of our parent companies through continued option ownership or other means. The aggregate value of the equity participation by the management participants to partially fund the Merger Consideration was $164 million on a pre-tax basis. Investment funds associated with or designated by the Sponsors invested $3,101 million in equity securities of Solar Capital or our parent companies as part of the Transaction. The Co-Investors invested $339 million in equity securities of Solar Capital or our parent companies as part of the Transaction. The Merger was approved at the SunGard Data Systems Inc. annual meeting held on July 28, 2005 by our stockholders holding at least a majority of our common stock outstanding. The Merger became effective upon the closing of the Transaction on August 11, 2005.

Through a series of equity contributions that occurred in connection with the Merger, the Investors indirectly own all of our issued and outstanding capital stock through their ownership of our parent companies.

As set forth in the diagram below, all of our issued and outstanding capital stock is held by SunGard Holdco LLC and investment funds associated with or designated by the Sponsors, indirectly through their ownership interest in SunGard Capital Corp. and SunGard Capital Corp. II, own approximately 82% of the membership interests in SunGard Holdco LLC on a fully-diluted basis. The remainder of the membership interests in SunGard Holdco LLC are held by the Co-Investors and the management participants indirectly through their ownership interest in SunGard Capital Corp. and SunGard Capital Corp. II. See “Security Ownership of Certain Beneficial Owners.”

(1)	Represents equity contributed by SunGard Capital Corp. and SunGard Capital Corp. II to SunGard Data Systems Inc. to partially fund the Merger Consideration and includes $3,101 million of cash equity contributed by investment funds associated with or designated by the Sponsors, $339 million of cash equity contributed by the Co-Investors and approximately $164 million, on a pre-tax basis, of equity of management participants in the form of a rollover of their existing equity interests in SunGard and/or cash investment. In addition, our chief executive officer’s equity participation of approximately $22 million was made with notes payable to two of our parent companies, SunGard Capital Corp. and SunGard Capital Corp. II.

(2)	SunGard Holdco LLC, along with certain wholly owned domestic subsidiaries of SunGard Data Systems Inc., guarantee the senior secured credit facilities. Only wholly owned domestic subsidiaries of SunGard that guarantee the senior secured credit facilities guarantee the notes.

(3)	Upon the closing of the Transaction, we entered into a $1,000 million senior secured revolving credit facility with a six-year maturity, $149 million of which was drawn on the closing date of the Transaction. At March 31, 2006, there was $125 million outstanding under this facility.

(4)	Upon the closing of the Transaction, we entered into $4,000 million-equivalent of senior secured term loan facilities, comprised of a $3,685 million facility with SunGard as the borrower and $315 million-equivalent facilities with a newly formed U.K. subsidiary as the borrower, $165 million of which is denominated in euros and $150 million of which is denominated in pounds sterling, with a seven-and-a-half-year maturity.

(5)	Consists of $250 million face amount of 3.75% senior notes due 2009 and $250 million face amount of 4.875% senior notes due 2014. Upon consummation of the Transaction, the senior secured notes became secured on an equal and ratable basis with loans under the senior secured credit facilities to the extent required by the indenture governing the senior secured notes and are guaranteed by all our subsidiaries that guarantee the outstanding notes. The senior secured notes are recorded at $453 million as of March 31, 2006 as a result of fair value adjustments related to purchase accounting. The discount of $47 million on the senior secured notes will continue to be amortized into interest expense and added to the recorded amounts over the remaining periods up to their respective maturity dates.

(6)	Upon the closing of the Transaction, the principal receivables facility, together with a transitional receivables facility, provided for up to $375 million of funding for a period of six years following the closing of the Merger, based, in part, on the amount of eligible receivables. The full amount of the receivables facilities was funded at the closing of the Transaction. In December 2005, the aggregate availability under the principal receivables facility was increased to a maximum amount of $450 million, and the transitional receivables facility was terminated. Because sales of receivables under the receivables facility depend, in part, on the amount of eligible receivables, the amount of available funding under this facility may fluctuate over time. See “Description of Other Indebtedness—Receivables Facility.”

The Merger Agreement contains customary seller representations and warranties by the company, customary buyer representations and warranties by Solar Capital and customary covenants and other agreements between Solar Capital and SunGard. The representations and warranties terminated as of the closing of the Merger and a majority of the covenants were satisfied in connection with the closing of the Merger. However, certain obligations remain in effect.

The Merger Agreement requires the company to indemnify each present and former director and officer of the company and each subsidiary, in and to the extent of their capacities as such and not as stockholders and/or optionholders of the company or subsidiaries against all losses (including attorneys’ fees) paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the effective date of the Merger) arising out of any action or omission occurring on or before the effective time of the Merger to the same extent as provided in the bylaws of the company. In the event of any such claim, action, suit, proceeding or investigation, (i) the company shall pay reasonable attorneys’ fees and (ii) the company shall cooperate in the defense of any such matter. Additionally, the company is bound by a covenant that it will not amend, repeal or otherwise modify the provisions with respect to indemnification set forth in the company’s charter or bylaws in a manner that would adversely affect the rights of individuals protected thereunder for a period of six years following the effective time of the Merger.

The Merger Agreement further requires the company to either (i) cause to be obtained “tail” insurance policies with a claims period of at least six years from the effective time of the Merger with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the company’s policies before the effective date of the Merger for claims arising from facts or events that occurred on or prior to the effective date of the Merger; or (ii) maintain in effect for six years from the effective time of the Merger, if available, the current directors’ and officers’ liability insurance policies maintained by the company with respect to matters occurring prior to the effective date of the Merger. However, in no event is the company required to expend more than an amount per year equal to 250% of annual premiums paid by the company for such insurance immediately prior to the effective time of the Merger. In the event of an expiration of the current policies, the company is required to obtain as much coverage as is possible under substantially similar policies to the existing policies for such maximum annual amount in aggregate annual premiums.

In addition, the Merger Agreement sets forth various ongoing obligations of the company with respect to its employees. Until and including December 31, 2006, the company is required to provide each employee of the company and its subsidiaries, as of the effective time of the Merger, with (i) at least the same level of base salary that was provided to each such employee immediately prior to the effective time of the Merger and (ii) employee benefits and incentive compensation opportunities (other than equity-based compensation) that are no less favorable in the aggregate that those provided immediately prior to the effective time of the Merger. Further, the company must honor all contracts, agreements, arrangements, policies, plans and commitments of the company and its subsidiaries applicable to current or former employees or directors of the company or its subsidiaries that were in effect immediately prior to the effective time of the Merger and any change in control or employment agreements specifically identified. The company is also obligated to maintain without modification the SunGard Severance Pay Plan, dated as of November 2002, during the period from the effective time of the Merger.

In connection with the Merger, we (i) entered into new senior secured credit facilities, consisting of $4,000 million-equivalent term loan facilities, comprised of a $3,685 million facility with SunGard as the borrower and $315 million-equivalent facilities with a newly formed U.K. subsidiary as the borrower, $165 million of which is denominated in euros and $150 million of which is denominated in pounds sterling, and a $1,000 million revolving credit facility ($856 million of which was available at March 31, 2006, after giving effect to certain outstanding letters of credit), (ii) issued the $3,000 million aggregate principal amount of the outstanding notes and (iii) entered into a receivables facility initially totaling up to $375 million. In December 2005, the aggregate availability under the receivables facility was increased to $450 million. See “Description of Other Indebtedness.”

In connection with the execution of the Merger Agreement, the senior management participants entered into agreements with the Sponsors, pursuant to which they agreed, among other things, to invest approximately $109.8 million of equity on a pre-tax basis in the aggregate in Solar Capital or our parent companies. Such agreements are referred to as the “management agreements.” These management agreements also related to the grant of new equity to such senior management participants under a new equity plan of us or our parent companies and new employment agreements entered into in connection with the Merger. Other of our managers who are not senior management participants participate in the equity of our parent companies through continued option ownership or other means. The aggregate value of the equity participation by the management participants to partially fund the Merger Consideration was $164 million on a pre-tax basis.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

As of March 31, 2006
(unaudited)
(Dollars in millions)
Cash and cash equivalents	$286

Debt:
Senior secured credit facilities:
Revolving credit facility(1)	$125
Term loan facilities(2)	3,965
Senior notes	2,000
Senior subordinated notes	1,000
Senior secured notes(3)	500
Other existing debt(4)	9

Total debt	7,599
Off-balance sheet receivables facility(5)	364
Equity	3,546

Total capitalization (including receivables facility)	$11,509

(1)	Upon the closing of the Transaction, we entered into a $1,000 million senior secured revolving credit facility with a six-year maturity, $149 million of which was drawn on the closing date of the Transaction. At March 31, 2006, there was $125 million outstanding under this facility.

(2)	Upon the closing of the Transaction, we entered into $4,000 million-equivalent of senior secured term loan facilities, comprised of a $3,685 million facility with SunGard as the borrower and $315 million-equivalent facilities with a newly formed U.K. subsidiary as the borrower, $165 million of which is denominated in euros and $150 million of which is denominated in pounds sterling, with a seven-and-a-half-year maturity.

(3)	Consists of $250 million face amount of 3.75% senior notes due 2009 and $250 million face amount of 4.875% senior notes due 2014. Upon consummation of the Transaction, the senior secured notes became secured on an equal and ratable basis with loans under the senior secured credit facilities to the extent required by the indenture governing the senior secured notes and are guaranteed by all our subsidiaries that guarantee the outstanding notes. The senior secured notes are recorded at $453 million as of March 31, 2006 as a result of fair value adjustments related to purchase accounting. The discount of $47 million on the senior secured notes will continue to be amortized into interest expense and added to the recorded amounts over the remaining period up to their respective maturity dates.

(4)	Consists of payment obligations relating to historical acquisitions and capital lease obligations.

(5)	Upon the closing of the Transaction, the principal receivables facility, together with a transitional receivables facility, provided for up to $375 million of funding for a period of six years following the closing of the Merger, based, in part, on the amount of eligible receivables. The full amount of the receivables facilities was funded at the closing of the Transaction. In December 2005, the aggregate availability under the principal receivables facility was increased to a maximum amount of $450 million, and the transitional receivables facility was terminated. Because sales of receivables under the receivables facility depend, in part, on the amount of eligible receivables, the amount of available funding under this facility may fluctuate over time. See “Description of Other Indebtedness—Receivables Facility.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 has been developed by applying pro forma adjustments to the historical audited consolidated statements of operations of SunGard Data Systems Inc. appearing elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations gives effect to the Transaction as if it had occurred on January 1, 2005. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated financial statement.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations would have been had the Transaction actually occurred on the date indicated and they do not purport to project our results of operations for any future period. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statement of operations.

The Transaction is being accounted for using purchase accounting. The total purchase price was allocated to our net tangible and identifiable intangible assets based on their estimated values as of August 11, 2005. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price for property and equipment, intangible assets and deferred income taxes was based upon preliminary valuation data and the estimates and assumptions are subject to change.

The unaudited pro forma consolidated statement of operations reflects adjustments for amortization expense associated with certain identifiable intangible assets, interest expense and amortization of deferred financing fees for debt issued, depreciation expense for the step-up of fixed assets to fair value and a reduction in revenue for the deferred revenue purchase accounting adjustments. The tax effects of the aforementioned adjustments at a statutory tax rate of 39.5% have also been reflected.

You should read the unaudited pro forma consolidated statement of operations and the related notes thereto in conjunction with the information contained in “The Transaction,” “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

	Predecessor Historical SunGard	Successor Historical SunGard	Pro Forma Adjustments		Pro Forma SunGard
	(Dollars in millions)
Statement of Operations Data:
Revenue	$2,371	$1,631	$(3	)(a)	$3,999

Operating costs and expenses:
Cost of sales and direct operating	1,119	741	—		1,860
Sales, marketing and administration	456	343	—		799
Product development	154	96	—		250
Depreciation and amortization	141	89	6	(b)	236
Amortization of acquisition-related intangible assets	84	147	152	(c)	383
Merger costs	121	18	—		139

Total operating costs and expenses	2,075	1,434	158		3,667

Income from operations	296	197	(161)		332
Interest income	9	6	—		15
Interest expense	(17)	(248)	(377	)(d)	(642)
Other income (expense)	—	(17)	(17	)(e)	(34)

Income (loss) before income taxes	288	(62)	(555)		(329)
Income tax expense (benefit)	142	(33)	(219	)(f)	(110)

Net income (loss)	$146	$(29)	$(336)		$(219)

See Accompanying Notes to the Unaudited Pro Forma Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(a)	Represents change in revenue based upon the adjustment of deferred revenue to fair value as of the date of the Transaction.

(b)	Represents change in depreciation based upon preliminary estimates of fair values and useful lives of property and equipment.

(c)	Represents change in amortization based upon preliminary estimates of fair values and useful lives of software products and customer base. The respective values and lives of software products and customer base are as follows:

	Values	Weighted-average life
	(Dollars in millions)	(in years)
Software products	$1,544	8
Customer base	2,875	16

	$4,419	13

This unaudited pro forma consolidated statement of operations reflects a preliminary allocation to tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in a different allocation for tangible and intangible assets than that presented in this unaudited pro forma condensed consolidated financial statement. An increase or decrease in the amount of purchase price allocated to amortizable assets would impact the amount of annual amortization expense. Identifiable intangible assets have been amortized on a straight-line basis in the unaudited pro forma consolidated statement of operations. The decrease to pro forma income from operations for the year ended December 31, 2005 for every $100 million of purchase price allocated to amortizable intangibles at a range of weighted-average useful life of thirteen years would be $8 million.

The following table shows the (decrease) increase in pro forma income from operations for the year ended December 31, 2005 based on different estimated lives:

Weighted Average Life	Effect on Pro Forma Income from Operations
(Dollars in millions)
Ten years	$(102)
Twelve years	(28)
Fourteen years	24
Sixteen years	64

(d)	Reflects pro forma interest expense for the year ended December 31, 2005 resulting from our new capital structure (using applicable LIBOR rates at July 27, 2005) as follows:

Year Ended December 31, 2005
(Dollars in millions)
Revolving credit facility(1)	$18
Term loan facilities(2)	271
Senior notes offered hereby(3)	184
Senior subordinated notes offered hereby(3)	103
3.75% senior notes due 2009(4)	9
4.875% senior notes due 2014(4)	12
Bank commitment fees(5)	4
Other existing debt obligations(6)	1

Total cash interest expense	602

Amortization of capitalized debt issuance costs(7)	29
Accretion of debt discount on senior secured notes(8)	11

40

Total pro forma interest expense	642
Less historical interest expense	(265)

Net adjustment to interest expense	$377

(1)	The $1,000 million revolving credit facility carries an interest rate of LIBOR of 4.50% plus 2.50%. The amount drawn at closing was $149 million. Additionally, cash paid at closing is assumed to be borrowed under the revolving credit facility.

(2)	Reflects interest on the $3,685 million term loan facility at a rate of 3-month LIBOR of 4.47% plus 2.50%, the $165 million-equivalent term loan facility in euros that is expected to be at a rate of EURIBOR of 2.46% plus 2.50% and the $150 million-equivalent term loan facility in pounds sterling that is expected to be at a rate of LIBOR of 3.69% plus 2.50%. Annual payments due on the outstanding principal are 1% of the original balance or $40 million per year in equal quarterly installments.

(3)	Reflects interest on $1,600 million of outstanding fixed rate senior notes at 9.125%, $400 million of outstanding floating rate senior notes at 6-month LIBOR of 4.53% plus 4.50% and $1,000 million of outstanding senior subordinated notes at 10.25%.

(4)	Reflects cash interest on the senior secured notes ($250 million of 3.75% senior notes due 2009 and $250 million of 4.875% senior notes due 2014).

(5)	Represents commitment fees of 0.5% on the undrawn balance of the revolving credit facility.

(6)	Represents interest portion of capital lease obligations.

(7)	Represents debt issuance costs associated with the new bank facilities amortized over 6 years for the revolving facility, 7 1/2 years for term loan facilities, 8 years for the outstanding senior notes and 10 years for the outstanding senior subordinated notes using the effective interest rate method.

(8)	Represents the accretion of the discount, resulting from purchase accounting, on the $250 million senior notes due in 2009 and $250 million senior notes due 2014.

Interest rate sensitivity

A 0.125% change in interest rates would change cash interest expense for the year ended December 31, 2005 for each debt security in the following manner (dollars in millions):

Term loan facilities	$5
Floating rate portion of exchange senior notes	1

Total	$6

(e)	Reflects pro forma loss on sale of receivables under the receivables facility entered into at the closing date of the Transaction.

(f)	Represents the tax effect of the pro forma adjustments, calculated at an effective rate of 39.5%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data of SunGard Data Systems Inc. as of the dates and for the periods indicated. The selected historical consolidated financial data as of and for the three-month periods ended March 31, 2005 and 2006 presented in this table have been derived from unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The selected historical consolidated financial data as of December 31, 2004 and for each of the two years in the period ended December 31, 2004 and for the periods January 1, 2005 through August 10, 2005 and August 11, 2005 through December 31, 2005 have been derived from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2001, 2002 and 2003 and for the two years in the period ended December 31, 2002 presented in this table have been derived from audited consolidated financial statements not included in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,				January 1 through August 10,	August 11 through December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2005	2006
							(unaudited)	(unaudited)
	(Dollars in millions)
Statement of Operations Data:
Revenue	$1,982	$2,593	$2,955	$3,556	$2,371	$1,631	$947	$1,003

Operating costs and expenses:
Cost of sales and direct operating	824	1,102	1,292	1,608	1,119	741	443	472
Sales, marketing and administration	404	505	536	665	456	343	194	223
Product development	172	159	195	236	154	96	60	64
Depreciation and amortization	109	203	223	218	141	89	56	57
Amortization of acquisition-related intangible assets	67	65	89	119	84	147	34	96
Merger costs(1)	7	12	(3)	6	121	18	4	2

Total operating costs and expenses	1,583	2,046	2,332	2,852	2,075	1,434	791	914

Income from operations	399	547	623	704	296	197	156	89
Interest income	27	8	6	8	9	6	3	3
Interest expense	(4)	(13)	(11)	(29)	(17)	(248)	(7)	(157)
Other income (expense)(2)	(12)	1	(3)	78	—	(17)	—	(12)

Income (loss) before income taxes	410	543	615	761	288	(62)	152	(77)
Income tax expense (benefit)	164	217	245	307	142	(33)	62	(31)

Net income (loss)	$246	$326	$370	$454	$146	$(29)	$90	$(46)

Balance Sheet Data:
Cash and cash equivalents	$396	$440	$479	$675		$317	$404	$286
Total assets	2,898	3,282	4,000	5,195		14,587	5,688	14,536
Total debt (including current portion of long-term debt)	459	206	200	554		7,429	530	7,552
Total stockholders’ equity	1,794	2,222	2,766	3,252		3,572	3,368	3,546
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$476	$782	$645	$785	$571	$705	$171	$(53)
Investing activities	(824)	(395)	(663)	(845)	(569)	(11,800)	(441)	(91)
Financing activities	489	(344)	58	256	329	10,406	(1)	113
Other Financial Data:
EBITDA(3)	$563	$816	$932	$1,119	$521	$416	$246	$230
Unusual items included in EBITDA:
Gain on Brut sale and other non-recurring items(2)	(12)	1	(3)	78	—	—	—	—
Merger costs(1)	7	13	(3)	6	121	18	4	2
Capital expenditures, net(4)	142	158	211	240	155	119	56	78
Ratio of earnings to fixed charges(5)	11.7x	10.9x	11.0x	9.9x	6.3x	—	7.1x	—

(1)	During 2001, we recorded $7 million for merger costs, which include $4 million in fees incurred in connection with a pooling-of-interests transaction and $6 million in connection with closing facilities and severance costs related to an acquisition, offset in part by a $3 million break-up fee received by SunGard, net of costs incurred, in connection with an attempted acquisition. During 2002, we recorded $12 million for merger costs, which included $10 million in connection with closing facilities and severance costs related to acquisitions and $4 million related to our share of merger costs associated with its equity interests in two companies, and were net of a $1 million reduction in expenses accrued in 2001 in connection with closing facilities and severance costs incurred in a previous acquisition. During 2003, we recorded a net benefit of $3 million, which included a $7 million gain on sale of a non-operating facility, offset by a $3 million charge in connection with closing facilities and severance costs and $1 million for in-process research and development related to acquisitions. During 2004, we recorded merger costs of $6 million consisting of $5 million of accounting, investment banking, and legal and other costs associated with the planned spin-off of our availability services business and $1 million in net facility shut-down and severance costs related to previous acquisitions. During the period from January 1 through August 11, 2005, we recorded merger costs of $121 million, primarily $59 million of accounting, investment banking, legal and other costs associated with the Transaction and a non-cash charge for stock compensation of approximately $60 million resulting from the acceleration of stock options and restricted stock. During the period from August 11 through December 31, 2005, we recorded merger costs of $18 million consisting primarily of payroll taxes and certain compensation expenses related to the Transaction. During the three months ended March 31, 2005, we recorded merger costs of $4 million. During the three months ended March 31, 2006, we recorded merger costs of $2 million.

(2)	During 2001, we recorded an $12 million loss on the write-off of a minority investment. During 2002, we recorded other income of $1 million related to a $3 million gain on foreign currency purchased to fund a foreign acquisition, offset in part by a $2 million loss representing our share of the net loss of an equity investment. During 2003, we recorded other expense of $3 million related to a $1 million loss on foreign currency purchased to fund a foreign acquisition, and a $2 million loss representing our share of the net loss of an unconsolidated subsidiary. During 2004, we recorded other income of $78 million relating to the sale of Brut to The NASDAQ Stock Market, Inc. During the period from August 11 through December 31, 2005, we recorded $17 million related to the loss on sale of the receivables and discount on retained interests in connection with the receivables facility. During the three months ended March 31, 2006, we recorded other expense of $12 million primarily relating to the loss on sale of accounts receivable.

(3)	EBITDA is calculated as follows:

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,				January 1 through August 10, 2005	August 11 through December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	2001	2002	2003	2004
							(unaudited)	(unaudited)
	(Dollars in millions)
Net income	$246	$326	$370	$454	$146	$(29)	$90	$(46)
Interest expense, net	(23)	5	5	21	8	242	4	154
Taxes	164	218	245	307	142	(33)	62	(31)
Depreciation and amortization	176	268	312	337	225	236	90	153

EBITDA	$563	$816	$932	$1,119	$521	$416	$246	$230

EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest, taxes, depreciation and amortization. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between the historical results of SunGard and results that reflect purchase accounting and the new capital structure. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies.

(4)	Capital expenditures represent net cash paid for property and equipment as well as software and other assets.

(5)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges include: interest expense, whether expensed or capitalized; amortization of debt issuance cost; and the portion of rental expense representative of the interest factor. Earnings for the period August 11 to December 31, 2005 were inadequate to cover fixed charges by $62 million. Earnings for the three months ended March 31, 2006 were inadequate to cover fixed charges by $77 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are one of the world’s leading software and IT services companies. We provide software and processing solutions to institutions throughout the financial services industry, higher education, and the public sector; and we help enterprises of all types to maintain the continuity of their business through information availability services. We support more than 25,000 customers in over 50 countries, including the world’s 50 largest financial services companies. We operate our business in three segments: Financial Systems (“FS”), Higher Education and Public Sector Systems (“HEPS”) and Availability Services (“AS”). Our FS segment primarily serves financial services companies, corporate and government treasury departments and energy companies. Our HEPS segment primarily serves higher education institutions, state and local governments and not-for-profit organizations. Our AS segment serves information-dependent companies across virtually all industries.

SunGard Data Systems Inc. was acquired on August 11, 2005 by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake Partners and Texas Pacific Group (the “Transaction”). The Transaction was accomplished through the merger of Solar Capital Corp. into SunGard, with SunGard being the surviving company.

SunGard is a wholly owned subsidiary of SunGard Holdco LLC, which is wholly owned by SunGard Holding Corp., which is wholly owned by SunGard Capital Corp. II, which is wholly owned by SunGard Capital Corp. All four of these companies were formed for the purpose of facilitating the Transaction.

Although SunGard Data Systems Inc. continued as the same legal entity after the Transaction, the accompanying consolidated balance sheets, statements of operations, cash flows and stockholder’s equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. The company refers to the operations of SunGard Data Systems Inc. and subsidiaries for both the Predecessor and Successor periods. We have prepared our discussion of the results of operations by comparing the mathematical combination, without making any pro forma adjustments, of the Successor and Predecessor periods in the year ended December 31, 2005 to the year ended December 31, 2004. Although this presentation does not comply with generally accepted accounting principles (“GAAP”), we believe it provides the most meaningful comparison of our results. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the Transaction and may not be predictive of future results of operations.

In FS, we primarily serve financial services institutions through a broad range of complementary software solutions that process their investment and trading transactions. These solutions are grouped into the following business areas: (1) institutional asset management and securities servicing systems; (2) trading, treasury and risk management systems; (3) wealth management and brokerage systems; and (4) benefit administration and insurance systems. The principal purpose of most of these systems is to automate the many detailed processes associated with trading securities, managing investment portfolios and accounting for investment assets.

In HEPS, we primarily provide specialized enterprise resource planning and administrative software and services to institutions of higher education, school districts and other not-for-profit organizations, as well as state and local governments. We significantly expanded this segment through three acquisitions during 2003-2004, including the February 2004 acquisition of Systems & Computer Technology Corporation (“SCT”), a leading global provider of technology solutions for higher education. We had two additional acquisitions in 2005. See Note 2 to our audited consolidated financial statements.

In AS, we help our customers maintain uninterrupted access to the information and computer systems they need to run their businesses by providing them with cost-effective resources to keep their information technology, or IT, reliable and secure. We offer a continuum of availability services from “always ready” standby solutions to “always on” production services. We also provide professional services to help our customers design, implement and maintain the ways they access critical information.

The following discussion includes historical and certain forward-looking information that should be read together with the accompanying Consolidated Financial Statements and related footnotes and the discussion above of certain risks and uncertainties (see “Risk Factors”) that could cause future operating results to differ materially from historical results or the expected results indicated by forward-looking statements.

Use of Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Those estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. We review our estimates and judgments on an ongoing basis and revise them when necessary. Actual results may differ from the original or revised estimates. A summary of our significant accounting policies is contained in Note 1 to our audited consolidated financial statements. A description of the most critical policies follows. Our management has discussed the critical accounting policies described below with our audit committee.

Intangible Assets and Purchase Accounting

As discussed above, the Transaction was completed on August 11, 2005 and was financed by a combination of borrowings under the company’s new senior secured credit facilities, the issuance of the outstanding senior notes and the outstanding senior subordinated notes, the funding under the company’s new receivables facilities, and the equity investment of the Sponsors, co-investors and management. The purchase price including transaction costs was approximately $11.73 billion. Purchase accounting requires that all assets and liabilities be recorded at fair value on the acquisition date, including identifiable intangible assets separate from goodwill. Identifiable intangible assets include customer base (which includes customer contracts and relationships), software and trade name. Goodwill represents the excess of cost over the fair value of net assets acquired. For the Transaction and for other significant acquisitions, we obtain independent appraisals and valuations of the intangible (and certain tangible) assets acquired and certain assumed obligations as well as equity.

We seek to grow through both internal development and the acquisition of businesses that broaden our existing product lines and service offerings and strengthen our leadership position. During the three years ended December 31, 2005, we spent approximately $1.8 billion, net of cash acquired, to purchase 30 businesses.

The estimated fair values and useful lives of identified intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, estimates of cost avoidance, the nature of the business acquired, the specific characteristics of the identified intangible assets and our historical experience and that of the acquired business. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including product demand, market conditions, regulations affecting the business model of our brokerage operations, technological developments, economic conditions and competition. The carrying values and useful lives for amortization of identified intangible assets are reviewed on an ongoing basis, and any resulting changes in estimates could have a material adverse effect on our financial results.

When circumstances change or at least annually, we compare the carrying value of our reporting units to their estimated fair value. If the carrying value is greater than the respective estimated fair value, we then determine if the goodwill is impaired, and whether some or all of the goodwill should be written off as a charge to operations, which could have a material adverse effect on our financial results. The estimate of fair value requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving the future cash flows. Changes in the underlying business could affect these estimates, which in turn could affect the fair value of the reporting unit.

In connection with certain acquisitions, we have accrued the estimated costs of closing certain facilities. Costs for closing leased facilities are estimated based on the condition and remaining lease term of each facility, the expected closure date and an assessment of relevant market conditions, including an estimate of any sub-lease rental income we can reasonably expect to obtain at the time of the acquisition. Costs for closing owned facilities are based on the difference between the estimated net proceeds from a sale of the facility and its carrying value. These estimates are based on an assessment of the condition of the facility, its location and relevant market conditions. The estimated cost of closing our existing facilities is included in merger costs, and the estimated cost of closing acquired facilities is included in goodwill. Merger costs or goodwill could change due to the finalization of plans for closing facilities and completion of valuations, as well as the settlement of lease obligations or sale of owned facilities. A change in market conditions after the acquisition date could change the estimated costs for closing facilities and would result in a charge or credit to merger costs, which could have a material effect on our financial results.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). SAB 104 requires that the following criteria be met in determining whether revenue has been earned: persuasive evidence of an arrangement exists; delivery has occurred or services have been provided; the price is fixed or determinable; and collectibility is reasonably assured.

We generate services revenue from availability services, processing services, software maintenance and rentals, professional services, broker/dealer fees and hardware rentals. All services revenue is recorded as the services are provided based on the fair value of each element. Fair value is determined based on the sales price of each element when sold separately. Most AS services revenue consists of fixed monthly fees based upon the specific computer configuration or business process for which the service is being provided, and the related costs are incurred ratably over the contract period. When recovering from an interruption, customers generally are contractually obligated to pay additional fees, which typically cover our incremental costs of supporting customers during recoveries. FS services revenue includes monthly fees, which may include a fixed minimum fee and/or variable fees based on a measure of volume or activity, such as the number of users, accounts, trades or transactions or the number of hours of service.

For fixed-fee professional services contracts, services revenue is recorded based upon the estimated percentage of completion, measured by the actual number of hours incurred divided by the total estimated number of hours for the project. When fixed-fee contracts include both professional services and software and require a significant amount of program modification or customization, installation, systems integration or related services, the professional services and license revenue is recorded based upon the estimated percentage of completion, measured in the manner described above. Changes in the estimated costs or hours to complete the contract are reflected in the period during which the change becomes known. Losses, if any, are recognized immediately.

License fees result from contracts that permit the customer to use our software products at its site. Generally, these contracts are multiple-element arrangements since they usually provide for professional services and ongoing software maintenance. In these instances, license fees are recognized upon the signing of the contract and delivery of the software if the license fee is fixed, collection is probable, and there is sufficient evidence of the fair value of each undelivered element. Revenue is recorded over the contract period when customer payments are extended beyond normal billing terms, or when there is significant acceptance, technology or service risk. Revenue also is recorded over the contract period in those instances where the software is bundled together with computer equipment or other post-delivery services, and there is not sufficient evidence of the fair value of each element.

We believe that our revenue recognition practices comply with the complex and evolving rules governing revenue recognition. Future interpretations of existing accounting standards, new standards or changes in our business practices could result in changes in our revenue recognition accounting policies that could have a material effect on our financial results.

Accounting for Income Taxes

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Considerable judgment is required in assessing and estimating these amounts and differences between the actual outcome of these future tax consequences and our estimates could have a material effect on our financial results.

Accounting for Stock-Based Compensation

As of the date of the Transaction, the Company adopted SFAS No. 123R (revised 2004), Share-Based Payment (“SFAS 123R”), using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Accordingly, prior period amounts have not been restated. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating the expected term of stock options, expected volatility of our stock, and the number of stock-based awards expected to be forfeited due to future terminations. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on our financial results. A deferred income tax asset is recorded over the vesting period as stock compensation expense is recorded. The realizability of the deferred tax asset is ultimately based on the actual value of the stock-based award upon exercise. If the actual value is lower than the fair value determined on the date of grant, then there could be an income tax expense for the portion of the deferred tax asset that is not realizable. This income tax expense could have a material effect on our financial results.

Results of Operations

The following table sets forth, for the periods indicated, certain amounts included in our Consolidated Statements of Operations, the relative percentage that those amounts represent to consolidated revenue (unless otherwise indicated), and the percentage change in those amounts from period to period.

	Predecessor		Successor		Percent Increase (Decrease)
	Three Months Ended March 31, 2005		Three Months Ended March 31, 2006
					2006 vs. 2005
(in millions)	percent of revenue		percent of revenue
Revenue
Financial systems (FS)	$456	48%	$477	48%	5%
Higher education and public sector systems (HEPS)	174	18%	196	20%	13%

Software & processing solutions	630	67%	673	67%	7%
Availability services (AS)	317	33%	330	33%	4%

	$947	100%	$1,003	100%	6%

Costs and Expenses
Cost of sales and direct operating	$443	47%	$472	47%	7%
Sales, marketing and administration	194	20%	223	22%	15%
Product development	60	6%	64	6%	7%
Depreciation and amortization	56	6%	57	6%	2%
Amortization of acquisition- related intangible assets	34	4%	96	10%	182%
Merger and other costs	4	—%	2	—%	(50%)

	$791	84%	$914	91%	16%

Operating Income
Financial systems (1)	$79	17%	$34	7%	(57%)
Higher education and public sector systems (1)	27	16%	22	11%	(19%)

Software & processing solutions (1)	106	17%	56	8%	(47%)
Availability services (1)	70	22%	61	18%	(13%)
Corporate administration	(16)	(2)%	(26)	(3)%	63%
Merger and other costs	(4)	—%	(2)	—%	(50%)

	$156	16%	$89	9%	(43%)

(1)	Percent of revenue is calculated as a percent of revenue from FS, HEPS, Software & Processing Solutions, and AS, respectively.

The following table sets forth, for the periods indicated, certain supplemental revenue data, the relative percentage that those amounts represent to total revenue and the percentage change in those amounts from period to period.

	Predecessor		Successor		Percent Increase (Decrease)
	Three Months Ended March 31, 2005		Three Months Ended March 31, 2006
					2006 vs. 2005
(in millions)	percent of revenue		percent of revenue
Financial Systems
Services	$390	41%	$427	43%	9%
License and resale fees	46	5%	29	3%	(37%)

Total products and services	436	46%	456	45%	5%
Reimbursed expenses	20	2%	21	2%	5%

	$456	48%	$477	48%	5%

Higher Education and Public Sector Systems
Services	$140	15%	$171	17%	22%
License and resale fees	31	3%	22	2%	(29%)

Total products and services	171	18%	193	19%	13%
Reimbursed expenses	3	—%	3	—%	0%

	$174	18%	$196	20%	13%

Software & Processing Solutions
Services	$530	56%	$598	60%	13%
License and resale fees	77	8%	51	5%	(34%)

Total products and services	607	64%	649	65%	7%
Reimbursed expenses	23	2%	24	2%	4%

	$630	67%	$673	67%	7%

Availability Services
Services	$310	33%	$325	32%	5%
License and resale fees	5	1%	2	—%	(60%)

Total products and services	315	33%	327	33%	4%
Reimbursed expenses	2	—%	3	—%	50%

	$317	33%	$330	33%	4%

Total Revenue
Services	$840	89%	$923	92%	10%
License and resale fees	82	9%	53	5%	(35%)

Total products and services	922	97%	976	97%	6%
Reimbursed expenses	25	3%	27	3%	8%

	$947	100%	$1,003	100%	6%

Three Months Ended March 31, 2006 Compared To Three Months Ended March 31, 2005

Income from Operations:

Our total operating margin was 9% for the three months ended March 31, 2006, compared to 16% for the three months ended March 31, 2005, due primarily to incremental amortization of acquisition-related intangible assets resulting from the Transaction (“incremental amortization”) of $55 million and a $23 million decrease in software license fees. The negative impact on the total operating margin of the incremental amortization and the decrease in software license fees was 580 and 230 basis points, respectively (one hundred basis points equals one percentage point).

Financial Systems:

The FS operating margin was 7% and 17% for the three months ended March 31, 2006 and 2005, respectively. The lower margin in 2006 was due primarily to incremental amortization of $30 million (640 basis points) and a $17 million decrease in software license fees.

Higher Education and Public Sector Systems:

The HEPS operating margin was 11% and 16% for the three months ended March 31, 2006 and 2005, respectively. The lower margin in 2006 was due primarily to a $7 million decrease in software license fees in the quarter (420 basis points) and the impact of incremental amortization.

Availability Services:

The AS operating margin was 18% and 22% for the three months ended March 31, 2006 and 2005, respectively. Incremental amortization of $23 million reduced the 2006 margin by 740 basis points. The operating margin in 2005 was reduced by 360 basis points because of an $11 million one-time charge related to the relocation of an AS facility.

Revenue:

Total revenue increased $56 million for the three months ended March 31, 2006 compared to the first quarter of 2005. The increase in total revenue in 2006 is due to $33 million from acquired businesses. Internal revenue growth was approximately 2%, compared to a 5% increase in the first quarter of 2005. Internal revenue is defined as revenue for businesses owned for at least one year and further adjusted for the effects of businesses sold in the previous twelve months. The decrease in internal revenue in 2006 is due primarily to a decrease in license fees, offset by an improvement in services revenue.

For the three months ended March 31, 2006, services revenue increased to $923 million from $840 million in the first quarter of 2005. Services revenue represented approximately 92% and 89% of total revenue in the first quarter of 2006 and 2005, respectively. The $83 million increase was due primarily to the impact of an acquired HEPS business and to an increase in internal revenue in AS and trading, treasury and risk management systems. The increase of services revenue as a percentage of total revenue is due to the decline in license fees.

Professional services revenue was $165 million and $140 million for the three months ended March 31, 2006 and 2005, respectively. The increase was due primarily to an acquired HEPS business and a $9 million increase in internal professional services revenue in trading, treasury and risk management systems and HEPS.

Revenue from license and resale fees was $53 million and $82 million for the three months ended March 31, 2006 and 2005, respectively, and included software license revenue of $40 million and $63 million, respectively. The decrease in software license revenue was across the FS and HEPS businesses, and reflects the impact of $17 million of software license backlog at December 31, 2004 which was recognized as revenue in the first quarter of 2005.

Financial Systems:

FS revenue increased $21 million in 2006. FS services revenue increased $37 million and FS license and resale fees decreased $17 million. The increase in services revenue is due primarily to acquired businesses and to internal revenue growth. The decrease in software license fees was across the segment and reflects the impact of $9 million of software license backlog at December 31, 2004 which was recognized as revenue in the first quarter of 2005. Internal revenue growth was 1% in the first quarter of 2006 compared to 6% in the first quarter of 2005.

Higher Education and Public Sector Systems:

Revenue from HEPS increased $22 million for the three months ended March 31, 2006 compared to the corresponding period in 2005 due primarily to an acquired business. HEPS services revenue increased $31 million and license and resale fees decreased $9 million, which reflects the impact of $8 million of software license backlog at December 31, 2004 which was recognized as revenue in the first quarter of 2005.

Availability Services:

AS revenue increased $13 million in 2006, or 4%. AS internal revenue increased approximately 6% in 2006, reflecting the effect of the disposition of a U.K.-based value-added reseller. This compares to internal revenue growth of approximately 2.5% in the first quarter of 2005.

Costs and Expenses:

Total costs and expenses as a percentage of revenue for the three months ended March 31, 2006 increased to 91% from 84% in 2005. The increase of $123 million is due primarily to incremental amortization of $55 million and to acquired businesses. Costs and expenses in 2005 includes the impact of a one-time charge of $11 million related to the relocation of a leased AS facility in North Bergen, New Jersey.

Cost of sales and direct operating expenses as a percentage of total revenue were consistent at 47% in each of the three-month periods ended March 31, 2006 and 2005. Cost of sales and direct operating expenses increased $29 million due primarily to the increase from acquired businesses, offset in part by a one-time charge of $11 million related to the relocation of an AS facility in 2005.

Sales, marketing and administration expenses increased as a percentage of total revenue to 22% for the three months ended March 31, 2006 compared to 20% in 2005. The increase in sales, marketing and administration expenses of $29 million was due primarily to non-cash stock compensation of $8 million and to acquired businesses.

Because AS product development costs are insignificant, it is more meaningful to measure product development expenses as a percentage of revenue from software and processing solutions. For each of the three months ended March 31, 2006 and 2005, product development costs were 10% of revenue from software and processing solutions.

Depreciation and amortization was consistent as a percentage of total revenue at 6% for the three months ended March 31, 2006 and 2005.

Amortization of acquisition-related intangible assets was 10% of total revenue in the first quarter of 2006, compared to 4% in 2005. Amortization of acquisition-related intangible assets increased $62 million, of which $55 million is incremental amortization with the balance from recent acquisitions.

Interest income was $3 million for each of the three months ended March 31, 2006 and 2005. Interest expense was $157 million and $7 million for the three months ended March 31, 2006 and 2005, respectively. The increase was due to the debt incurred in connection with the Transaction, and includes amortization of debt issuance costs and debt discounts of $8 million.

The following table sets forth, for the periods indicated, certain amounts included in our Consolidated Statements of Operations and the relative percentage that those amounts represent to consolidated revenue (unless otherwise indicated).

	Predecessor					Successor	Combined(1)
	Year Ended December 31,				Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005	Year ended December 31, 2005
	2003		2004
(in millions)		% of revenue		% of revenue				% of revenue
Revenue
Financial systems (FS)	$1,646	56%	$1,871	53%	$1,120	$786	$1,906	48%
Higher education and public sector systems (HEPS)	179	6%	525	15%	471	317	788	20%

Software & processing solutions	1,825	62%	2,396	67%	1,591	1,103	2,694	67%
Availability services (AS)	1,130	38%	1,160	33%	780	528	1,308	33%

	$2,955	100%	$3,556	100%	$2,371	$1,631	$4,002	100%

Costs and Expenses
Cost of sales and direct operating	$1,292	44%	$1,608	45%	$1,119	$741	$1,860	46%
Sales, marketing and administration	536	18%	665	19%	456	343	799	20%
Product development	195	7%	236	7%	154	96	250	6%
Depreciation and amortization	223	8%	218	6%	141	89	230	6%
Amortization of acquisition-related intangible assets	89	3%	119	3%	84	147	231	6%
Merger costs	(3)	—	6	—	121	18	139	3%

	$2,332	79%	$2,852	80%	$2,075	$1,434	$3,509	88%

Operating Income
Financial systems(2)	$321	20%	$319	17%	$183	$104	$287	15%
Higher education and public sector systems(2)	22	12%	82	16%	76	47	123	16%

Software & processing solutions(2)	343	19%	401	17%	259	151	410	15%
Availability services(2)	321	28%	365	31%	197	128	325	25%
Corporate administration	(44)	(1)%	(56)	(2)%	(39)	(64)	(103)	(3)%
Merger costs	3	—	(6)	—	(121)	(18)	(139)	(3)%

	$623	21%	$704	20%	$296	$197	$493	12%

(1)	Our combined results for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through August 10, 2005 and the Successor period from August 11, 2005 through December 31, 2005. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	Percent of revenue is calculated as a percent of revenue from FS, HEPS, Software & Processing Solutions, and AS, respectively.

The following table sets forth, for the periods indicated, certain supplemental revenue data and the relative percentage that those amounts represent to total revenue.

	Predecessor					Successor	Combined(1)
	Year Ended December 31,				Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005	Year ended December 31, 2005
	2003		2004
(in millions)		% of revenue		% of revenue				% of revenue
Financial Systems
Services	$1,430	48%	$1,630	46%	$968	$648	$1,616	40%
License and resale fees	165	6%	166	5%	99	104	203	5%

Total products and services	1,595	54%	1,796	51%	1,067	752	1,819	45%
Reimbursed expenses	51	2%	75	2%	53	34	87	2%

	$1,646	56%	$1,871	53%	$1,120	$786	$1,906	48%

Higher Education and Public Sector Systems
Services	$127	4%	$418	12%	$393	$257	$650	16%
License and resale fees	22	1%	96	3%	70	55	125	3%

Total products and services	149	5%	514	14%	463	312	775	19%
Reimbursed expenses	30	1%	11	—	8	5	13	—

	$179	6%	$525	15%	$471	$317	$788	20%

Software & Processing Solutions
Services	$1,557	53%	$2,048	58%	$1,361	$905	$2,266	57%
License and resale fees	187	6%	262	7%	169	159	328	8%

Total products and services	1,744	59%	2,310	65%	1,530	1,064	2,594	65%
Reimbursed expenses	81	3%	86	2%	61	39	100	2%

	$1,825	62%	$2,396	67%	$1,591	$1,103	$2,694	67%

Availability Services
Services	$1,104	37%	$1,132	32%	$765	$513	$1,278	32%
License and resale fees	23	1%	20	1%	10	7	17	—

Total products and services	1,127	38%	1,152	32%	775	520	1,295	32%
Reimbursed expenses	3	—	8	—	5	8	13	—

	$1,130	38%	$1,160	33%	$780	$528	$1,308	33%

Total Revenue
Services	$2,661	90%	$3,180	89%	$2,126	$1,418	$3,544	89%
License and resale fees	210	7%	282	8%	179	166	345	9%

Total products and services	2,871	97%	3,462	97%	2,305	1,584	3,889	97%
Reimbursed expenses	84	3%	94	3%	66	47	113	3%

	$2,955	100%	$3,556	100%	$2,371	$1,631	$4,002	100%

(1)	Our combined results for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through August 10, 2005 and the Successor period from August 11, 2005 through December 31, 2005. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Income from Operations:

Our total operating margin was 12% for the year ended December 31, 2005 compared to 20% for the year ended December 31, 2004, due primarily to a $133 million increase in merger costs and $107 million from purchase accounting adjustments resulting from the Transaction. The negative impact on total operating margin of the increase in merger costs and purchase accounting adjustments resulting from the Transaction was 610 basis points (one hundred basis points equals one percentage point). The purchase accounting adjustments included incremental amortization of acquisition-related intangible assets of $86 million and the adjustment of deferred revenue to fair value at the date of the Transaction (the deferred revenue adjustment) of $21 million. The preliminary allocation of the purchase price was based upon preliminary valuation data and our estimates and assumptions are subject to change. In addition, $47 million in the aggregate, which was related to the relocation of an AS facility, stock-based compensation and other expenses, caused a 120 basis point decline in the total operating margin. The balance of the decline in total operating margin is primarily the result of businesses acquired in 2005.

Financial Systems

The FS operating margin was 15% for the year ended December 31, 2005 compared to 17% for the year ended December 31, 2004. There was a negative impact on the FS margin of 270 basis points due to purchase accounting adjustments resulting from the Transaction, including incremental amortization ($46 million) and the deferred revenue adjustment ($7 million).

The most important factors affecting the FS operating margin are:

•	the operating margins of recently acquired businesses, which tend to be lower at the outset and improve over a number of years,

•	the level of IT spending and its impact on the overall demand for professional services and software license sales,

•	the rate and value of contract renewals and contract terminations,

•	continued pressure on pricing both in contract renewals and new contract signings,

•	the level of trading volumes, and

•	the overall condition of the financial services industry and the effect of any further consolidation among financial services firms.

Higher Education and Public Sector Systems

The HEPS operating margin was 16% in each of the years ended December 31, 2005 and 2004, respectively. The impact of the purchase accounting adjustments resulting from the Transaction was immaterial.

Availability Services

The AS operating margin was 25% for the year ended December 31, 2005 compared to 31% for the year ended December 31, 2004. There was a negative impact of 320 basis points on the AS margin due to the purchase accounting adjustments resulting from the Transaction, including incremental amortization ($37 million) and the deferred revenue adjustment ($8 million). The AS margin decreased by 220 basis points due to the lower margin associated with a business acquired in January 2005 as well as a one-time charge of $12 million related to the relocation of an AS facility.

The most important factors affecting the AS operating margin are:

•	the rate and value of contract renewals, new contract signings and contract terminations,

•	the timing and magnitude of equipment and facilities expenditures, and

•	the trend toward availability solutions utilizing more dedicated resources.

The margin rate of the AS European business is inherently lower than the margin rate of the North American business due primarily to lower economies of scale in the distinct geographic markets served and, to a lesser extent, a higher percentage of “always on” solutions.

Revenue:

Total revenue was $4.0 billion for the year ended December 31, 2005 compared to $3.56 billion for the year ended December 31, 2004. The increase in total revenue in 2005 was due to $360 million from recently acquired businesses and to internal revenue growth of approximately 6.5%, offset in part by a decrease of $129 million due to the sale of Brut LLC in September 2004 and the deferred revenue adjustment of $21 million. The rate of growth in internal revenue increased to approximately 6.5% in 2005 compared to approximately 2% in 2004, reflecting improvements in all three segments. Internal revenue is defined as revenue from businesses owned for at least one year and excludes the deferred revenue adjustment and revenue from Brut LLC. When assessing our financial results, we focus on growth in internal revenue because overall revenue growth is affected by the timing and magnitude of acquisitions and dispositions and by purchase price accounting adjustments resulting from the Transaction.

Services revenue, which is largely recurring in nature, includes revenue from availability services, processing services, software support and rentals, professional services, broker/dealer fees and hardware rentals. Services revenue increased to $3.5 billion from $3.2 billion, representing approximately 89% of total revenue in both 2005 and 2004. The revenue increase in 2005 was due primarily to the impact of acquired businesses, especially in HEPS and AS, and to internal revenue growth in all three segments, offset in part by the sale of Brut LLC.

Professional services revenue was $644 million and $523 million in 2005 and 2004, respectively. The increase was due primarily to acquired businesses and improvement in HEPS and benefit administration and insurance systems.

Revenue from license and resale fees was $345 million and $282 million for the years ended December 31, 2005 and 2004, respectively, and includes software license revenue of $266 million and $217 million, respectively. The increases were due primarily to internal revenue growth in FS and HEPS. At December 31, 2004, we had a software license backlog of $19 million, most of which was recognized as revenue in the first quarter of 2005.

Financial Systems

FS revenue was $1.91 billion for the year ended December 31, 2005 compared to $1.87 billion for the year ended December 31, 2004. Services revenue decreased $14 million and license and resale fees increased $37 million. The net decrease in services revenue reflects the impact of the sale of Brut LLC which had $129 million in total revenue and $110 million in services revenue in 2004. FS internal revenue increased approximately 6% in 2005, compared to approximately 2% in 2004, reflecting broad-based improvements across the segment, especially in trading, treasury and risk management systems and wealth management and brokerage systems.

Higher Education and Public Sector Systems

HEPS revenue was $788 million for the year ended December 31, 2005 compared to $525 million for the year ended December 31, 2004. Services revenue increased $232 million and license and resale fees increased $29 million due to recently acquired businesses and to internal revenue growth of approximately 12%.

Availability Services

AS revenue was $1.31 billion for the year ended December 31, 2005 compared to $1.16 billion for the year ended December 31, 2004. The increase was due primarily to a business acquired in January 2005 and to internal revenue growth. AS internal revenue increased approximately 5% in 2005 and approximately 3% in 2004 due primarily to growth in North America.

Costs and Expenses:

Total costs and expenses as a percentage of revenue were 88% and 80% for the year ended December 31, 2005 and 2004, respectively. The increase was due primarily to the $133 million increase in merger costs and the incremental amortization of acquisition-related intangible assets of $86 million resulting from the Transaction.

Cost of sales and direct operating expenses as a percentage of total revenue were 46% for the year ended December 31, 2005 compared to 45% for the year ended December 31, 2004. The increase of $252 million was due primarily to acquired businesses, reimbursable clearing broker costs, and a one-time charge in the first quarter of 2005 of $12 million related to the relocation of an AS facility, offset in part by a decrease in expenses due to the sale of Brut LLC. The one-time AS facility charge related to the relocation of a leased availability services facility in North Bergen, New Jersey, which was acquired in 2001 as part of the Comdisco, Inc. availability services business. The equipment in this facility has been relocated to an expanded facility in Carlstadt, New Jersey, thereby improving the operational resilience and scope of services available to customers.

Sales, marketing and administration expenses as a percentage of total revenue were 20% for the year ended December 31, 2005 compared to 19% for the year ended December 31, 2004. The increase of $134 million was due primarily to acquired businesses and a non-cash charge of $29 million for stock-based compensation (see Note 6 to our audited consolidated financial statements).

Because AS product development costs are insignificant, it is more meaningful to measure product development expense as a percentage of revenue from software and processing solutions. For the year ended December 31, 2005 and 2004, software development expenses were 9% and 10% of revenue from software and processing solutions, respectively.

Depreciation and amortization was consistent as a percentage of total revenue at 6% for the years ended December 31, 2005 and 2004. The $12 million increase in 2005 was due primarily to acquired businesses.

Amortization of acquisition-related intangible assets was 6% of total revenue for the year ended December 31, 2005 compared to 3% for the year ended December 31, 2004. Amortization of acquisition-related intangible assets increased $112 million in 2005 due to the impact of the Transaction as well as recent acquisitions made by the Company.

In 2005, we recorded merger costs of $139 million in connection with costs associated with the Transaction. See Note 2 to our audited consolidated financial statements.

Interest income was $15 million for the year ended December 31, 2005 compared to $8 million for the year ended December 31, 2004. The increase was due primarily to interest earned on higher average invested balances. Interest expense was $265 million for the year ended December 31, 2005 compared to $29 million for the year ended December 31, 2004. The increase was due to the $7.3 billion in debt incurred in connection with the Transaction, and includes amortization of debt issuance costs and debt discounts of $23 million.

Other income (expense) decreased $95 million in the year ended December 31, 2005 due to the gain associated with the sale of Brut LLC in September 2004. Other income (expense) in 2005 includes the loss on sale of accounts receivable and discount on retained interests of $18 million (see Note 5 to our audited consolidated financial statements).

The effective tax rate was 48% for the year 2005 compared to 40% for the year 2004. The higher effective tax rate in 2005 was due to non-deductible merger costs and, to a lesser extent, repatriation of undistributed earnings of foreign subsidiaries under the American Jobs Creation Act of 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Income from Operations:

Our total operating margin declined to 20% from 21% in 2003 due primarily to the initial aggregate impact of the lower margin businesses acquired in 2004.

Financial Systems

The FS operating margin declined 190 basis points in 2004. Most of this decline was attributable to the following: a $13 million decrease in internal software license fee revenue; the initial aggregate impact of FS businesses acquired in 2004; a $5 million reduction in the carrying value of our investment in New York Stock Exchange seats; and the effect of including our output solutions business in FS starting January 1, 2004.

Higher Education and Public Sector Systems

The HEPS operating margin was 16% and 12% in 2004 and 2003, respectively. The margin in 2004 is driven almost entirely by the margins of businesses acquired in 2004.

Availability Services

The AS operating margin was 31% and 28% in 2004 and 2003, respectively. The higher margin in 2004 was due primarily to lower depreciation expense because of short-lived assets acquired in 2001 becoming fully depreciated, a decrease in commission expense resulting from lower sales, lower costs associated with certain recovery resources, and collection of reserved accounts receivable.

Revenue:

Due to the sale of Brut LLC in September of 2004, we present internal revenue growth excluding and including Brut LLC as follows:

	Year ended December 31,
Internal Revenue Growth	2004	2003
Excluding Brut
Total SunGard	2%	(2%)
Financial Systems	2%	(5%)

Including Brut
Total SunGard	4%	0%
Financial Systems	5%	(2%)

The following discussions of internal revenue growth are based on internal revenue excluding Brut LLC.

Total revenue increased $601 million in 2004. Internal revenue increased approximately 2% in 2004 and decreased approximately 2% in 2003. Currency fluctuation had a positive impact of approximately 2% on internal revenue in both years. The improvement in the 2004 internal revenue growth rate was driven by an increase in services revenue, including professional services, offset in part by a decline in license fees.

Services revenue increased to $3.2 billion from $2.7 billion, representing approximately 89% and 90% of total revenue in 2004 and 2003, respectively. The revenue increase in 2004 was due primarily to acquired businesses and to increases in AS, wealth management and brokerage systems, and benefit administration and insurance systems.

Professional services revenue was $523 million and $376 million in 2004 and 2003, respectively. The increase was due to acquired businesses and improvement in benefit administration and insurance systems.

Revenue from license and resale fees was $282 million and $210 million in 2004 and 2003, respectively, and included software license revenue of $217 million and $172 million, respectively. The increase in software license fees was due primarily to acquired businesses and improvement in benefit administration and insurance systems. We ended 2004 with a software license backlog, which consisted of signed contracts for licensed software that at our election or the election of our customer was not shipped to the customer until 2005, with the result that the license fees were recognized as revenue in 2005. The 2004 backlog was higher than usual, totaling $19 million, with the largest portion coming from license-fee businesses acquired in 2004.

Financial Systems

Total FS revenue increased $225 million in 2004. FS internal revenue increased approximately 2% in 2004 compared to a decrease of approximately 5% in 2003. Currency fluctuation had a positive impact of approximately 2% on internal revenue in both years.

FS services revenue increased $200 million, and license and resale fees increased $1 million. The increase in services revenue was due primarily to $135 million from acquired businesses and to increases in wealth management and brokerage systems and benefit administration and insurance systems. FS internal professional services revenue improved in 2004 by $14 million, or 5%, after declining for two consecutive years.

Reimbursed expenses revenue increased $24 million in 2004 primarily due to the inclusion, effective January 1, 2004, of our output solutions business in FS.

Higher Education and Public Sector Systems

Revenue from HEPS increased $346 million in 2004. HEPS services revenue increased $291 million and license and resale fees increased $73 million, with both increases due to acquired businesses. Reimbursed expenses revenue decreased $18 million in 2004, due primarily to the effect of including our output solutions business in FS beginning January 1, 2004.

Availability Services

AS revenue, which was all internal, increased $30 million, or 3%, in 2004 compared to an internal revenue increase of approximately 3% in 2003. Currency fluctuation had a positive impact of approximately 2% on internal revenue in both years. The primary factors for the lower internal revenue growth were new sales offset by the loss of business to customers taking certain of their availability solutions in-house, as well as the pressure that this and other competitive and technological factors had on prices.

Costs and Expenses:

Total costs and expenses as a percentage of revenue were relatively consistent during 2004 and 2003.

Cost of sales and direct operating expenses increased as a percentage of total revenue to 45% in 2004 compared to 44% in 2003. The increase was due to acquired businesses and trading, treasury and risk management systems.

Sales, marketing and administration expenses increased $129 million in 2004 due to acquired businesses and, to a lesser extent, increased corporate expenses.

Because AS product development costs are insignificant, it is more meaningful to measure product development expense as a percentage of revenue from software and processing solutions. In 2004, product development expenses were 10% of revenue from software and processing solutions, compared to 11% in 2003.

Depreciation and amortization declined to 6% of total revenue in 2004 compared to 8% in 2003 because certain short-lived AS assets acquired in 2001 were fully depreciated.

Amortization of acquisition-related intangible assets increased $30 million in 2004 due to recently acquired businesses.

In 2004, we recorded a gain of $78 million in connection with the sale of Brut LLC, and merger and spin-off costs of $6 million. In 2003, we recorded a benefit of $3 million from the reversal of previously recorded merger costs. See Note 2 to our audited consolidated financial statements.

Interest income in 2004 and 2003 was $8 million and $6 million, respectively. Interest expense in 2004 and 2003 was $29 million and $11 million, respectively. The increase in interest expense was due to the issuance of $500 million in senior unsecured notes in January 2004.

Liquidity and Capital Resources

At March 31, 2006, cash and equivalents were $286 million, a decrease of $31 million from December 31, 2005. Cash flow used in operations was $53 million in the three months ended March 31, 2006 compared to cash flow from operations of $171 million in the three months ended March 31, 2005. The decrease in cash flow from operations was due primarily to the decrease in accounts payable and accrued expenses resulting from the payment of interest and the timing of bonus and commission payments.

Net investing activities were $91 million in the three months ended March 31, 2006, comprised primarily of cash paid for property and equipment and other assets. Net cash used in investing activities was $441 million in the three months ended March 31, 2005. During the three months ended March 31, 2005, we spent $386 million (net of cash acquired) on five acquisitions and $55 million on capital expenditures.

Net cash provided by financing activities increased $114 million for the three months ended March 31, 2006, primarily related to borrowings under the revolving credit facility. At March 31, 2006, there was $125 million outstanding under this facility.

At March 31, 2006, contingent purchase price obligations that depend upon the operating performance of certain acquired businesses cannot exceed $52 million, none of which we currently expect to pay. We also had outstanding letters of credit and bid bonds that total approximately $37 million.

As a result of the Transaction, we are highly leveraged and our debt service requirements are significant. At March 31, 2006, we have outstanding $7.55 billion in aggregate indebtedness, with additional borrowing capacity of $856 million under our revolving credit facility (after giving effect to outstanding letters of credit) and $86 million under our receivables facility.

At December 31, 2005, our contractual obligations follow (in millions):

	Total	2006	2007 – 2008	2009 – 2010	2011 and After
Short-term and long-term debt	$7,483	$46	$84	$331	$7,022
Interest payments	4,591	604	1,206	1,176	1,605
Operating leases	739	161	250	141	187
Purchase obligations	176	65	48	19	44

	$12,989	$876	$1,588	$1,667	$8,858

Short-term and long-term debt excludes the impact of debt discounts of $21 million in 2009 and $33 million in 2011 and after. Purchase obligations include our estimate of the minimum outstanding obligations under noncancelable commitments to purchase goods or services.

We expect our cash flows from operations, combined with availability under our revolving credit and receivables facilities, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes the next 12 months.

The Transaction

On August 11, 2005, in connection with the Transaction, we (i) entered into a new $5.0 billion senior secured credit facility, consisting of a $3.69 billion term loan facility with SunGard as the borrower, a $315 million-equivalent term loan facility with a U.K. subsidiary as the borrower ($165 million of which is denominated in euros and $150 million of which is denominated in pounds sterling), and a $1.0 billion revolving credit facility ($856 million available at March 31, 2006 for borrowing under the revolving credit facility, after giving effect to certain outstanding letters of credit), (ii) issued $3.0 billion aggregate principal amount of the outstanding senior notes and the outstanding senior subordinated notes and (iii) entered into receivables securitization facilities initially totaling $375 million.

Senior Secured Credit Facilities

Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for borrowings under the revolving credit facility may be reduced subject to attaining certain leverage ratios. In addition to paying interest on outstanding principal under the senior secured credit facilities, we pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to attaining certain leverage ratios.

All obligations under the senior secured credit facilities are unconditionally guaranteed by SunGard Holdco LLC and, subject to certain exceptions, by substantially all domestic wholly owned subsidiaries, referred to, collectively, as U.S. Guarantors. In addition, the borrowings of U.K. subsidiary borrowers under the revolving credit facility are unconditionally guaranteed by certain wholly owned U.K. subsidiaries. We must also pay customary letter of credit fees.

The senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with excess cash flow and in the event of certain asset sales, casualty and condemnation events, incurrences of debt and certain financings under receivables facilities. Any mandatory prepayments would be applied pro rata to the term loan facilities and to installments of the term loan facilities in direct order of maturity.

We are required to repay installments on the loans under the term loan facilities in quarterly principal amounts of 0.25% of their funded total principal amount for the first seven years and three months, with the remaining amount payable on the date that is seven years and six months from the date of the closing of the senior secured credit facilities.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities.

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our (and most or all of our subsidiaries’) ability to incur additional indebtedness or issue preferred stock, pay dividends and distributions on or repurchase capital stock, create liens on assets, enter into sale and leaseback transactions, repay subordinated indebtedness, make investments, loans or advances, make capital expenditures, engage in certain transactions with affiliates, amend certain material agreements, change our lines of business, sell assets and engage in mergers or consolidations. In addition, under the senior secured credit facilities, we are required to satisfy and maintain a maximum total leverage ratio and a minimum interest coverage ratio. See “Description of Indebtedness.” We were in compliance with all covenants at March 31, 2006.

Senior Notes due 2009 and 2014

On January 15, 2004, we issued $500 million of senior unsecured notes, of which $250 million are 3.75% notes due 2009 and $250 million are 4.875% notes due 2014, which are subject to certain standard covenants. Upon completion of the Transactions and to the extent required by their indenture, these senior notes (collectively referred to in this prospectus as the “senior secured notes”) became collateralized on an equal and ratable basis with loans under the senior secured credit facilities and are guaranteed by all subsidiaries that guarantee the senior notes and senior subordinated notes. The senior secured notes are recorded at $453 million as of March 31, 2006 as a result of fair value adjustments related to purchase accounting. The discount of $47 million will continue to be amortized into interest expense and added to the recorded amounts over the remaining periods to maturity.

Senior Notes and Senior Subordinated Notes

The senior notes are senior unsecured obligations that rank senior in right of payment to future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes, including the senior subordinated notes. The senior notes (i) rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes, (ii) are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, and (iii) are structurally subordinated to all obligations of each subsidiary that is not a guarantor of the senior notes. All obligations under the senior notes are unconditionally guaranteed, subject to certain exceptions, by substantially all of our domestic wholly owned subsidiaries.

The senior subordinated notes are unsecured senior subordinated obligations that are subordinated in right of payment to the existing and future senior debt, including the senior secured credit facilities, the senior secured notes and the senior notes. The senior subordinated notes (i) rank equally in right of payment to all future senior subordinated debt, (ii) are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, (iii) are structurally subordinated to all obligations of each subsidiary that is not a guarantor of the senior subordinated notes, and (iv) rank senior in right of payment to all future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior subordinated notes.

The senior notes and senior subordinated notes are redeemable in whole or in part, at our option, at any time at varying redemption prices that generally include premiums, which are defined in the applicable indentures. In addition, upon a change of control, we are required to make an offer to redeem all of the senior notes and senior subordinated notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

The indentures governing the notes contain a number of covenants that restrict, subject to certain exceptions, our ability and the ability of our restricted subsidiaries to incur additional indebtedness or issue certain preferred shares, pay dividends on or make other distributions in respect of its capital stock or make other restricted payments, make certain investments, enter into certain types of transactions with affiliates, create liens securing certain debt without securing the senior notes or senior subordinated notes, as applicable, sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets and designate our subsidiaries as unrestricted subsidiaries. See “Description of Senior Notes” and “Description of Senior Subordinated Notes.”

Off-Balance Sheet Debt—Receivables Securitization Facilities

In August 2005, certain domestic subsidiaries entered into two receivables facilities, a transitional facility and a long-term facility (the “Facilities”). The Facilities allow us to sell, on a revolving basis, an undivided interest that provided, in the aggregate, up to $375 million in funding, based on the amount of eligible receivables and satisfaction of other customary conditions, for a period of up to six years following the Transaction.

As of March 31, 2006, all participating domestic subsidiaries have joined the long-term facility and there are no subsidiaries participating in, and no borrowings under, the transitional facility. In addition, funding available under the long-term facility was increased to $450 million. Under the long-term facility, eligible receivables are sold to third-party conduits through a wholly owned, bankruptcy remote special purpose entity that is not consolidated for financial reporting purposes. We continue to service the receivables and charge a monthly servicing fee at market rates. The third-party conduits are sponsored by certain lenders under our senior secured credit facilities. Additional subsidiaries may become parties to the long-term facility, subject to the satisfaction of specified conditions including the completion of satisfactory due diligence. See “Description of Other Indebtedness.” Sales of receivables under the long-term facility qualify as sales under the provisions of FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (SFAS 140). Accordingly, these receivables, totaling $625 million net of applicable allowances, and the corresponding borrowings, totaling $364 million, are excluded from our consolidated balance sheet as of March 31, 2006. Our retained interest in receivables sold as of March 31, 2006 is $248 million. Expenses associated with the receivables facilities totaled $7 million for the three months ended March 31, 2006, representing the loss on sale of the receivables and the discount on retained interest, and are recorded in other income (expense) in our consolidated statements of operations. The loss on sale of receivables was determined at the date of transfer based upon the fair value of the assets sold and the interests retained. We estimate fair value based on the present value of expected cash flows. The collection period and discount rate (prime rate of 7.75% at March 31, 2006) are the key assumptions used in this estimate. At March 31, 2006, neither a 10% nor a 20% adverse change in the assumed collection period or assumed discount rate would have a material impact on our financial position or results of operations.

Covenant Compliance

Our senior secured credit facilities and the indentures governing our notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In addition, pursuant to the Principal Investor Agreement by and among our four parent companies, Solar Capital Corp. and the Sponsors, dated as of August 10, 2005, we are required to obtain approval from certain of the Sponsors prior to the declaration or payment of any dividend by us or any of our subsidiaries (other than dividends payable to us or any of our wholly owned subsidiaries).

Under the senior secured credit facilities and the long-term receivables facility, we are required to satisfy and maintain specified financial ratios and other financial condition tests. As of March 31, 2006, we are in compliance with the financial and nonfinancial covenants. Our continued ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under the senior secured credit facilities. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP measure used to determine our compliance with certain covenants contained in the indentures governing the notes and in our senior secured credit facilities. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indentures governing the notes and our senior secured credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

The breach of covenants in our senior secured credit facilities that are tied to ratios based on Adjusted EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indentures governing the notes. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters that we may consider not to be indicative of our ongoing operations. In particular, the definition of Adjusted EBITDA in the indentures allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net income (loss). However, these are expenses that may recur, vary greatly and are difficult to predict. Further, our debt instruments require that Adjusted EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

The following is a reconciliation of net income (loss), which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our debt agreements, and the calculation of the fixed charge coverage ratio, net debt and net debt to Adjusted EBITDA ratio under the indentures governing the notes. The terms and related calculations are defined in the indentures governing the notes.

	Predecessor		Successor	Year ended December 31, 2005	Predecessor	Successor
(in millions)	Year ended December 31, 2004	Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005		Three Months Ended March 31, 2005	Three Months Ended March 31, 2006	Last Twelve Months March 31, 2006
Net income (loss)	$454	$146	$(29)	$117	$90	$(46)	$(19)
Interest expense, net	21	8	242	250	4	154	400
Taxes	307	142	(33)	109	62	(31)	16
Depreciation and amortization	337	225	236	461	90	153	524

EBITDA	1,119	521	416	937	246	230	921
Purchase accounting adjustments(1)	—	—	19	19	—	2	22
Non-cash charges(2)	2	61	30	91	1	8	98
Unusual or non-recurring charges(3)	(72)	61	21	82	3	6	86
Restructuring charges or reserves(4)	—	12	—	12	11	—	—
Acquired EBITDA, net of disposed EBITDA(5)	57	17	—	17	11	(1)	6
Other(6)	3	2	8	10	2	7	17

Adjusted EBITDA—senior secured credit facilities	1,109	674	494	1,168	274	252	1,150
Loss on sale of receivables	—	—	18	18	—	7	25

Adjusted EBITDA—senior notes and senior subordinated notes	$1,109	$674	$512	$1,186	$274	$259	$1,175

(1)	Purchase accounting adjustments include the adjustment of deferred revenue and lease reserves to fair value at the date of the Transaction.

(2)	Non-cash charges include stock-based compensation resulting from the acceleration of vesting of stock options and restricted stock under APB 25 due to the Transaction, new stock-based compensation awards accounted for under SFAS 123R (see Note 6 to our audited consolidated financial statements) and loss on the sale of assets.

(3)	Unusual or non-recurring charges include merger costs associated with the Transaction, gain on the sale of Brut LLC, payroll taxes and certain compensation and other expenses associated with acquisitions made by the company.

(4)	Restructuring charges or reserves include the relocation of a leased availability services facility in North Bergen, New Jersey to an expanded facility in Carlstadt, New Jersey.

(5)	Acquired EBITDA net of disposed EBITDA reflects the EBITDA impact of significant businesses that were acquired or disposed of during the period as if the acquisition or disposition occurred at the beginning of the period.

(6)	Other includes franchise and similar taxes reported in operating expenses and management fees paid to the Sponsors, offset by interest charges relating to the receivables facilities and gains related to fluctuation of foreign currency exchange rates impacting the foreign-denominated debt.

Our covenant requirements and actual ratios for the twelve months ended March 31, 2006 are as follows:

	Covenant Requirements	Actual Ratios
Senior secured credit facilities (1)
Minimum Adjusted EBITDA to consolidated interest expense ratio	1.40x	2.01x
Maximum total debt to Adjusted EBITDA	8.25x	6.40x

Senior Notes and Senior Subordinated Notes (2)
Minimum Adjusted EBITDA to fixed charges ratio required to incur additional debt pursuant to ratio provisions	2.00x	2.02x

(1)	Our senior secured credit facilities require us to maintain an Adjusted EBITDA to consolidated interest expense ratio starting at a minimum of 1.40x for the four-quarter period ended December 31, 2005 and stepping up over time to 1.50x by the end of 2006 and 2.20x by the end of 2013. Consolidated interest expense is defined in the senior secured credit facilities as consolidated cash interest expense less cash interest income further adjusted for certain noncash or nonrecurring interest expense and the elimination of interest expense and fees associated with our receivables facility. Beginning with the four-quarter period ending March 31, 2006, we are also required to maintain a consolidated total debt to Adjusted EBITDA ratio starting at a maximum of 8.25x and stepping down over time to 7.75x by the end of 2006 and to 4.0x by the end of 2013. Consolidated total debt is defined in the senior secured credit facilities as total debt less certain indebtedness and further adjusted for cash and cash equivalents on our balance sheet in excess of $50 million. Failure to satisfy these ratio requirements would constitute a default under the senior secured credit facilities. If our lenders failed to waive any such default, our repayment obligations under the senior secured credit facilities could be accelerated, which would also constitute a default under our indentures governing the notes.

(2)	Our ability to incur additional debt and make certain restricted payments under our indentures governing the notes, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charges ratio of at least 2.0x, except that we may incur certain debt and make certain restricted payments and certain permitted investments without regard to the ratio, such as our ability to incur up to an aggregate principal amount of $5.75 billion under credit facilities (inclusive of amounts outstanding under our senior secured credit facilities from time to time; as of March 31, 2006, we had $3.97 billion outstanding under our term loan facilities and available commitments of $856 million under our revolving credit facility), to acquire persons engaged in a similar business that become restricted subsidiaries and to make other investments equal to 6% of our consolidated assets. Fixed charges is defined in the indentures governing the senior notes and the senior subordinated notes as consolidated interest expense less interest income, adjusted for acquisitions, and further adjusted for noncash interest expense and the elimination of interest expense and fees associated with our receivables facility.

Effect of Recent Accounting Pronouncements:

In September 2004, the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force reached a consensus on Issue 04-01, “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF 04-01”). EITF 04-01 is effective for business combinations completed in reporting periods beginning after October 13, 2004. EITF 04-01 applies when two parties that have a pre-existing contractual relationship enter into a business combination. EITF 04-01 addresses whether a consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of a pre-existing contractual relationship exists, thus requiring accounting separate from the business combination. The adoption of EITF 04-01 on January 1, 2005 did not have a material impact on our financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The interpretation is effective no later than December 31, 2005. The adoption of FIN 47 did not have a material impact on our financial position or results of operations.

In June 2005, the FASB Derivatives Implementation Group (“DIG”) issued DIG Issue No. B38, “Embedded Derivatives: Evaluation of Net Settlement with respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” (“DIG B38”) and DIG Issue No. B39 “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” (“DIG B39”) that address circumstances in which a put or call option embedded in a debt instrument would be bifurcated from the debt instrument and accounted for separately. DIG B38 and DIG B39 are effective in the first quarter of 2006. We are currently evaluating DIG B38 and DIG B39 and the related impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We do not use derivative financial instruments for trading or speculative purposes. We have invested our available cash in short-term, highly liquid financial instruments, with a substantial portion having initial maturities of three months or less. When necessary, we have borrowed to fund acquisitions.

At March 31, 2006, we had total debt of $7.55 billion, including $4.49 billion of variable rate debt. We have entered into two interest rate swap agreements which fixed the interest rates for $1.6 billion of our variable rate debt. Our two swap agreements each have a notional value of $800 million and, effectively, fix our interest rates at 4.85% and 5.00%, respectively, and expire in February 2009 and February 2011, respectively. Our remaining variable rate debt of $2.89 billion is subject to market rate risk, as our interest payments will fluctuate as the underlying interest rates change as a result of market changes. During the period when both of our interest rate swap agreements are effective, a 1% change in interest rates would result in a change in interest of approximately $29 million per year. Upon the expiration of each interest rate swap agreement in February 2009 and February 2011, a 1% change in interest rates would result in a change in interest of approximately $37 million and $45 million per year, respectively. See Note 5 to our audited and unaudited consolidated financial statements.

In addition, at March 31, 2006, $162 million of our debt is denominated in euros and $146 million is denominated in pounds sterling. While we expect that our foreign denominated debt will be serviced through our local operations, the euro debt is held by a U.K. subsidiary which has a functional currency of the pound sterling. Therefore, we are subject to foreign currency rate risk as changes in the currency exchange rates between the euro and the pound sterling are marked to market through our statement of operations. A 10% change in currency exchange rates would result in a charge or credit in the statement of operations of approximately $17 million.

During 2005, approximately 28% of our revenue was from customers outside the United States. Approximately 77% of this revenue was from customers located in the United Kingdom and Continental Europe. Only a portion of the revenue from customers outside the United States is denominated in foreign currencies, the majority being pounds sterling and euros. Revenue and expenses of our foreign operations are generally denominated in their respective local currencies. We continue to monitor our exposure to foreign exchange rates as a result of our foreign currency denominated debt, our acquisitions and ongoing changes in our operations.

BUSINESS

Our Company

We are one of the world’s leading software and IT services companies. We provide software and processing solutions to institutions throughout the financial services industry, higher education, and the public sector; and we help enterprises of all types to maintain the continuity of their business through information availability services. We operate our business in three segments: Financial Systems (“FS”), Higher Education and Public Sector Systems (“HEPS”) and Availability Services (“AS”). Our FS segment primarily serves financial services companies, corporate and government treasury departments and energy companies. Our HEPS segment primarily serves higher education institutions, state and local governments and not-for-profit organizations. Our AS segment serves information-dependent companies across virtually all industries.

Our company supports more than 25,000 customers in over 50 countries, including the world’s 50 largest financial services companies. We seek to establish long-term customer relationships by negotiating multi-year contracts and by emphasizing customer support and product quality and integration. We believe that we are one of the most efficient operators of mission-critical information technology, or IT, solutions as a result of the economies of scale we derive from serving multiple customers on shared platforms. Our revenue is highly diversified by customer and product, with no single customer accounting for more than 3% of our total revenue during any of the past three fiscal years. We estimate that approximately 89% of our revenue for the past three fiscal years was recurring in nature, with approximately 7% of our total revenue associated with upfront software licenses. From fiscal year 1990 through fiscal year 2005, we increased both revenue and EBITDA at a compound annual rate of approximately 20%.

We were acquired on August 11, 2005 by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake Partners and Texas Pacific Group. The transaction was accomplished through the merger of Solar Capital Corp. into SunGard Data Systems Inc., with SunGard Data Systems Inc. being the surviving company.

Our Strengths

Leading franchise in attractive industries.    Built over many years, our business has leading positions and strong customer relationships in industries with attractive growth dynamics.

•	Leading industry positions. We believe that the majority of businesses within our FS segment are leaders in the sectors in which they participate within the highly fragmented global market for financial services IT software and services. We believe that HEPS is a leading provider of software and services to higher education institutions and the public sector. AS is the pioneer and leader in the availability services industry.

•	Attractive industry dynamics. We believe that the sectors in which we participate have favorable growth dynamics. We believe that FS will benefit from several key industry dynamics: the shift from internal to external IT spending, the shift from infrastructure to application software spending, and the general increase in IT spending associated with rising compliance and regulatory requirements and real-time information needs. We believe that HEPS will benefit from favorable growth dynamics in higher education and public safety IT spending. We believe that AS will continue to benefit from strong internal growth in the small and medium business sector. We believe that our extensive experience and the significant total capital that we have invested in AS and our strong relationships with our customers in the relatively fragmented software and processing sectors that we serve help us to maintain leading positions. We believe that these factors provide us with competitive advantages and enhance our growth potential.

Highly attractive business model.    We have an extensive portfolio of businesses with substantial recurring revenue, a diversified customer base and significant operating cash flow generation.

•	Extensive portfolio of businesses with substantial recurring revenue. With a large portfolio of services and products in each of our three business segments, we have a diversified and stable business. We estimate that approximately 89% of our revenue for the past three fiscal years was recurring in nature. In FS, none of our more than 50 business units accounted for more than 7% of FS revenue in 2005. Because our FS customers generally pay us monthly fees that are based on metrics such as number of users or accounts, we believe that our FS revenue is more insulated from trading and transaction volumes than the financial services industry at large. Our extensive portfolio of businesses and the largely recurring nature of our revenue across all three of our segments have reduced volatility in our revenue and income from operations.

•	Diversified and stable customer base. Our base of 25,000 customers includes the world’s 50 largest financial services firms, a variety of other financial services firms, corporate and government treasury departments, energy companies, institutions of higher education, school districts and not-for-profit organizations. Our AS business serves customers across most sectors of the economy. We believe that our specialized solutions and services help our customers improve operational efficiency, capture growth opportunities and respond to regulatory requirements, which results in long-term customer relationships. Our customer base is highly diversified with no single customer accounting for more than 3% of total revenue during any of the last three fiscal years.

•	Significant operating cash flow generation. The combination of moderate capital expenditures and minimal working capital requirements allows us to convert a significant proportion of our revenue to cash available for debt service.

Experienced and committed management team with track record of success.    Our management team, operating within a decentralized, entrepreneurial culture, has a long track record of operational excellence, has a proven ability to acquire and integrate complementary businesses, and is highly committed to our company’s long-term success.

•	Long track record of operational excellence. We have a solid track record of performance consistent with internal financial targets. Our experienced senior executive officers have proven capabilities in both running a global business and managing numerous applications that are important to our customers. Our FS solutions account for and manage over $25 trillion in investment assets and process over 5 million transactions per day. In our HEPS business, 1,600 universities and colleges rely on our administrative, portal advancement, information access and academic solutions. Our AS business has had a 100% success rate in supporting customer recoveries since our inception.

•	Successful, disciplined acquisition program. To complement our organic growth, we have a highly disciplined, due diligence-intensive program to evaluate, execute and integrate acquisitions. We have completed more than 140 acquisitions over the past 20 years and overall have improved the operating performance of acquired businesses. Our ongoing acquisition program has contributed significantly to our long-term growth and success.

•	Experienced and committed management team. Our most senior executive officers have an average tenure with the company of 15 years. Our senior managers have committed significant personal capital to our company in connection with the Transaction.

Business Strategy

We are focused on expanding our position not only as a leading provider of integrated software and processing solutions, but also as the provider of choice for a wide range of availability services for a broad base of information-dependent enterprises. Our operating and financial strategy emphasizes fiscal discipline, profitable revenue growth and significant operating cash flow generation. In pursuit of these objectives, we have implemented the following strategies:

•	Expand our industry-leading franchise. We are constantly enhancing our product and service offerings across our portfolio of businesses, further building and leveraging our customer relationships, and looking to acquire complementary businesses at attractive valuations.

•	Enhance our product and service offerings. We continually support, upgrade and enhance our systems to incorporate new technology and meet the needs of our customers for increased operational efficiency and resilience. Our strong base of recurring revenue allows us to reinvest in our products and services. We continue to introduce innovative products and services in all three of our business segments. We believe that our focus on product enhancement and innovation will help us to increase our penetration of existing and new customers.

•	Extend our strong customer relationships. We focus on developing trusted, well-managed, long-term relationships with our customers. We look to maximize cross-selling opportunities, increase our share of our customers’ total IT spending and maintain a high level of customer satisfaction. Our global account management program allows us to present a single face to our larger FS customers as well as better target potential cross-selling opportunities.

•	Acquire and integrate complementary businesses. We seek to opportunistically acquire, at attractive valuations, businesses that broaden our existing product and service offerings, expand our customer base and strengthen our leadership positions, especially within the fragmented FS and HEPS markets. Before committing to an acquisition, we devote significant resources to due diligence and to developing a post-acquisition integration plan, including the identification and quantification of potential cost savings. Our ongoing acquisition program has contributed significantly to our long-term growth and success.

•	Optimize our attractive business model. We continue to focus on maintaining our attractive business model and, in particular, increasing our recurring revenue base and identifying and implementing opportunities for incremental operational improvement.

•	Maintain our recurring revenue base. We strive to generate a high level of recurring revenue and stable cash flow from operations. Many of the products and services we offer feature recurring monthly fees that are based on multi-year contracts, and we continue to prefer such contracts because they offer high levels of revenue stability and visibility. Moreover, we believe that our high quality services and customized solutions help increase the level of integration and efficiency for our customers and reduce customer losses to other vendors or to in-house solutions.

•	Implement incremental operational improvements. We have identified opportunities to further increase revenue, reduce costs and improve cash flow from operations. These include the global account management program, which stimulates cross-selling opportunities and account penetration for our largest customers; centralization of certain product management functions and expansion of certain software development capacity in lower-cost regions; the selective integration of certain FS and HEPS business units; and the increased focus on generating revenue from ancillary services such as customer training and education as well as consulting.

•	Enhance our performance-based culture. We have an experienced management team that is focused on enhancing our performance-based culture. We will continue to evaluate and implement programs to improve our current management structure through competitive compensation plans and continue to design effective human resources initiatives to retain key individuals from acquired businesses. Our compensation program, consistent with past practice, is highly performance-based.

Business Segment Overview

Our Segments

	Financial Systems	Higher Education and Public Sector Systems	Availability Services
Revenue for the Year Ended December 31, 2005	$1,906 million	$788 million	$1,308 million

EBITDA for the Year Ended December 31, 2005(1)	$462 million	$191 million	$543 million

Income from operations for the Year Ended December 31, 2005	$287 million	$123 million	$325 million

Products and Organization	• Software and processing solutions that automate the many detailed processes associated with trading securities, managing portfolios of and accounting for investment assets	• Specialized enterprise resource planning and administrative solutions

•   Portfolio of “always
ready” standby
services, as well as
advanced recovery
and “always on”
production services
that help businesses
maintain
uninterrupted access
to their critical
information and
computer systems

Key Facts	• 50+ business units • 50+ primary brands	• 8 business units • 40+ products	• 3,000,000+ square feet of secure facilities • 25,000+ mile global network

Primary Customers	• Financial services companies • Corporate and government treasury departments • Energy companies	• Higher education institutions • School districts • State and local governments • Not-for-profit organizations	• Large, medium and small companies across virtually all industries

(1)	Segment EBITDA excludes $259 million of corporate level expenses of SunGard Data Systems Inc. Total EBITDA for the year ended December 31, 2005 was $937 million, and total segment EBITDA for the same period was $1,196 million. For a reconciliation of EBITDA to income from operations for our segments, see note (4) under “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

Financial Systems

In FS, we primarily serve financial services institutions through a broad range of complementary software solutions that process their investment and trading transactions. These solutions are grouped into the following business areas: (1) institutional asset management and securities servicing systems; (2) trading, treasury and risk management systems; (3) wealth management and brokerage systems; and (4) benefit administration and insurance systems. The principal purpose of most of these systems is to automate the many detailed processes associated with trading securities, managing investment portfolios and accounting for investment assets. We also provide professional services that focus on application implementation and integration of these solutions and on software development.

Since our inception, we have consistently enhanced our FS systems to add new features, process new types of financial instruments, incorporate new technologies and meet evolving customer demands. In addition, we have acquired many FS businesses, most being smaller providers of specialized products that were similar or complementary to the FS products we already owned.

Our FS solutions are used by customers on both the buy-side and sell-side of the global financial services industry, as well as corporate and government treasury departments and energy companies. Buy-side customers include banks, investment managers, mutual funds, investment advisors, insurance companies, trustees, benefit plan administrators and others involved in buying, holding and managing investments. Sell-side customers include brokers, exchange members, depositaries, custodians, transfer agents and others involved in selling, brokering and trading financial instruments. Approximately five million transactions per day are processed by our systems at some point in the trade cycle.

We deliver many of our FS solutions as an application service provider, primarily from our data centers located in North America and Europe that customers access through the Internet or virtual private networks. We also deliver some of our FS solutions by licensing the software to customers for use on their own computers.

In 2005, we formed a new operating group for our FS business units based in Europe to better serve our European customers by focusing our product development and distribution strategies on their specific requirements. Also in 2005, we formed our enterprise solutions group in order to market and sell enterprise software and processing solutions primarily to our global accounts.

Institutional Asset Management and Securities Servicing Systems

Our institutional asset management and securities servicing systems include a range of software solutions used primarily by buy-side customers to maintain the books of record for all types of institutional investment portfolios, such as those managed by institutional asset managers, mutual funds, hedge funds, funds of funds, banks, prime brokers and third party administrators. We offer an integrated investment management application suite that provides straight-through processing for investment transactions, with comprehensive front- to back-office functionality including trade order management, execution support, portfolio management, compliance checking, accounting and reporting.

Our investment management systems are used to track investment activities including purchases and sales of securities, value portfolios using securities prices from various market sources, provide performance measurement and attribution analyses, perform complex accounting calculations and general ledger postings, and generate a variety of accounting, audit, tax and regulatory reports. In addition, some of these systems are used by investment advisors and other portfolio managers to analyze large investment portfolios using various models to assist with investment strategy and management decisions. We also provide software solutions that address the specialized accounting needs of domestic and offshore hedge funds and funds of funds and that address the specialized needs of private equity partnerships and venture capital funds.

Trading, Treasury and Risk Management Systems

Our trading systems are used by traders worldwide to trade most types of financial instruments and commodities, including equities, fixed income, foreign exchange, and their derivatives and to help manage, and report trades efficiently. The capabilities of our trading systems range from online transaction initiation and order management to integrated trading, trade matching, and accounting. Many of our customers achieve further efficiencies by completing transactions through the SunGard Transaction Network, which links participants across the financial industry to provide automated order routing for a variety of securities types. These include U.S. and foreign equities, fixed-income instruments, mutual funds, money market funds, certificates of deposit, and commercial paper.

We own three registered brokers that facilitate enhanced straight-through processing by providing the following services using our financial systems solutions: (1) a clearing broker that provides order routing, execution and clearing for professional traders; (2) a full-service equities trading desk for institutional investors; and (3) a New York Stock Exchange member that executes trades for institutional investors.

Our treasury systems are used by the treasury departments of corporate and government entities worldwide to manage their cash, debt and investment portfolios. With the recent acquisition of The GetPAID Corporation, we now offer accounts receivable and working capital optimization solutions. In addition, we offer a Web-based service that provides a single point of access via the Internet to help corporate treasurers manage geographically dispersed treasury operations more efficiently.

We provide a range of software solutions that automate risk management and trading operations for capital markets globally. Generally, these products are used by traders and market makers of fixed income securities, foreign exchange contracts and equities, and their related derivatives such as interest rate and credit derivatives, convertible bonds, foreign exchange options and equity options. These front- to back-office systems help customers price and analyze trades, manage market and credit risk across the institution, process and account for trading activities and determine hedging strategies to manage risk. These systems also help customers monitor compliance with regulations and with their own trading policies, limits and internal controls.

We also provide a comprehensive solution for global banks to manage the credit risk associated with their worldwide trading activities. This solution allows users to consolidate credit exposures, optimize collateral management, and monitor compliance with capital requirements and regulations such as Basel II. We also provide to banks, mortgage and credit lenders and other institutions asset and liability management software with comprehensive risk management and performance measurement functionality.

We provide software systems that help utilities, power generating companies and energy traders, producers and distribution companies to manage physical and financial trading activities. These systems provide trading support, market and credit risk management, trade processing, power scheduling and accounting functions.

We also provide exception management and reporting systems to financial services institutions. These systems automatically detect and repair errors that occur when transactions move between systems, which helps prevent exceptions in straight-through processing. In addition, we offer software solutions that provide intelligent message transformation, content-based routing, and data validation and enrichment, primarily for payments and post-trade automation. This helps financial services firms to integrate their financial messaging business processes.

Wealth Management and Brokerage Systems

Our wealth management systems include a range of software solutions used primarily by bank trust departments to manage and service the portfolios of high net worth individuals. We offer an integrated wealth management application suite that provides straight-through processing for global asset management firms and includes functionality for portfolio management and performance measurement, trade order management, regulatory and tax compliance, preparation of customer statements and handling of other customer services.

Several of our wealth management systems are used to automate the investment, operations and administrative areas unique to the bank trust business, including cash and portfolio management, payment of trust expenses, retiree benefits and beneficiary distributions and preparation of tax returns for taxable trusts.

Other wealth management systems are used to automate the functions associated with the worldwide custody and safekeeping of invested assets, such as trade settlement, investment income collection, tax reclamation, foreign exchange and reconciliation of depositary and sub-custodian positions.

We also provide a range of solutions used by brokers, banks and insurance companies to support front office wealth management activities. For example, we provide software solutions that are used by retail brokers in their advisory role to track customer contacts and manage customer portfolios. We also provide systems that enable our customers to provide online brokerage services to their own customers. Other wealth management systems are used by investment advisors to identify new prospects, create customer profiles, analyze customer needs, assess customer suitability, monitor compliance and cross-sell products. We also provide information management systems that are used by brokers and investment professionals to make informed investment decisions based on timely, dependable market data from exchanges and leading industry providers worldwide. In addition, we offer historical market and reference data and technology to perform trading analytics, quantitative modeling and portfolio processing.

We also provide systems that automate the functions associated with worldwide securities lending activities and facilitate straight-through processing by providing a single, centralized order routing network that links lenders and borrowers of securities.

Our clearing solutions provide comprehensive processing of equities, fixed income securities and exchange traded futures, options and other instruments. Used primarily by broker/dealers and other sell-side customers, these systems address important facets of securities transaction processing, including clearing, position keeping, regulatory and tax compliance and reporting, investment accounting and recordkeeping.

Benefit Administration and Insurance Systems

Our employee benefit plan systems automate the participant accounting activities associated with defined contribution retirement plans, such as 401(k) plans. These systems maintain the books of record for each participant’s share of the cash and securities in the plan, monitor compliance with government regulations and plan restrictions, process cash contributions and benefit payments and produce tax reports for plan sponsors and participants. As a complement to these systems, we offer document generation systems for creating retirement plan documents and forms, and software for generating annual government filings and returns by employee benefit plans.

We also provide to the global insurance industry integrated marketing and policy administration solutions for both insurance agencies and home offices, supporting individual and group insurance, annuity, investment contract and pension policy administration. Insurance solutions include client management, financial analysis, retirement and estate planning and policy illustrations.

Our investor accounting systems automate the transfer agent process for stock, bond and mutual fund issues. These systems maintain shareholder and bondholder positions, process new accounts, record purchases and sales, process cash deposits and disbursements, process dividend and interest distributions, generate proxy materials, tabulate votes, and produce tax reports and periodic shareholder and bondholder statements.

We provide specialized imaging and workflow management solutions for certain niches within the financial services industry.

Enterprise Solutions Group

In late 2005, we formed our enterprise solutions group bringing product management, global account management, offshore services and consulting services together in order to market and sell enterprise software and processing solutions primarily to our global accounts. The enterprise solutions group employs industry experts who work with global account customers to proactively define and plan enterprise solutions that address their current and anticipated requirements.

Higher Education and Public Sector Systems

In HEPS, we primarily provide specialized enterprise resource planning and administrative software and services to institutions of higher education, school districts and other not-for-profit organizations, as well as state and local governments. These solutions include accounting, personnel, fundraising, grant and project management, student administration and reporting for educational and not-for-profit organizations and accounting, personnel, utility billing, land management, public safety and justice administration for governments. We also provide long-term outsourcing solutions to higher education institutions related to the management of technology, enterprise resource planning system implementations, and the integration of technology in the classroom and online.

Since 1995, we have been acquiring companies and developing solutions for our HEPS segment. Three recent acquisitions, Systems & Computer Technology Corporation (“SCT”) and Collegis, Inc. in 2004 and HTE Inc. in 2003, substantially increased the size of our HEPS business. This expansion continued in February 2005, when we acquired Vivista Holdings Limited, a provider of public safety and criminal justice administration solutions in the United Kingdom.

Our Higher Education solutions help colleges and universities worldwide achieve their institutional goals through the strategic application of technology, business and academic solutions. We work collaboratively with institutions to create learning environments distinguished by self-service convenience, operational efficiency and academic excellence through a broad spectrum of industry-leading software and services. These include administrative and academic solutions; business and curriculum planning solutions; portal, collaboration, and content management solutions; information access and business intelligence solutions; integration solutions and technology outsourcing solutions. In late 2005, we formed SunGard Higher Education Solutions by aligning our three higher education business units, SCT, Collegis and BSR, in order to strengthen the SunGard brand in higher education.

In Public Sector Systems, we serve a wide range of customers—including K-12 school districts, not-for-profit organizations, local governments and emergency services—with a growing range of specialized enterprise resource planning and administrative solutions for functions such as accounting, human resources, payroll, utility billing, land management, public safety and justice, as well as student administration.

Availability Services

In AS, we help our customers maintain uninterrupted access to the information and computer systems they need to run their businesses by providing them with cost-effective resources to keep their information technology, or IT, reliable and secure. We pioneered commercial disaster recovery in the late 1970s, and, over the past 25 years, we have consistently expanded our business to add facilities and platforms, incorporate new technologies and meet evolving customer demands. Before 2001, most of the AS businesses we acquired were small providers of services for particular platforms. In 2001 and 2002, we approximately doubled the size of our AS business and added a significant presence in Europe through the acquisitions of the availability services businesses of Comdisco, Inc. and Guardian iT plc. We believe that our dedicated focus on information availability, together with our experience, technology expertise, resource management capabilities, vendor neutrality and diverse service offerings, uniquely position us to meet customer demands in an environment where business functions are critically dependent on availability of information.

Because data and business applications can vary significantly in importance, there is a need for a broad range of information availability services. A customer’s tolerance for downtime with respect to a particular application and the cost of the solution will dictate the type and complexity of availability services that the customer will select for that application. Our principal AS offering is a broad range of “always ready” standby services that were traditionally called disaster recovery services. As technology and customer needs evolved, we not only expanded the scope of our standby services, but also developed advanced recovery services and “always on” production services. We provide all of these services on a subscription basis. We help customers select and blend multiple services to achieve an overall business solution tailored to meet their goals for both production and recovery. We also provide professional services to help our customers design, implement and maintain the ways they access critical information. With our comprehensive portfolio of AS offerings, complemented by professional services, we can meet customers’ varied information availability requirements with cost-effective, reliable and secure solutions. To service our more than 10,000 AS customers, we operate more than 3,000,000 square feet of secure facilities at over 60 locations in more than 10 countries and a global network of approximately 25,000 miles.

Our “always ready” standby services help customers recover key information and systems in the event of an unplanned interruption, such as a major system failure, significant power or communication outage, security breach, labor stoppage, terrorist attack, fire, flood or natural disaster. These services are best suited for the recovery of customer applications that can tolerate some level of interruption. By providing backup IT infrastructure, communications network and alternate workspace for personnel, we help customers restore access to information and processing within a short period of time after an interruption, usually from several hours to two days. We deliver these services using processors, servers, storage devices, networks and other resources and infrastructure that are subscribed to by multiple customers, which results in economies of scale for us and cost- effectiveness for our customers. These resources and infrastructure, when not needed by customers to recover from actual interruptions, are used around the clock by customers to test their plans for dealing with potential interruptions.

We believe that an important element of our value proposition is our ability to successfully manage recovery operations for our customers over an extended period of time. Since our inception, we have had a 100% success rate supporting customer recoveries from unplanned interruptions, including during recent major disasters such as the 2005 Gulf Coast hurricanes, 2004 Florida hurricanes, the 2003 Northeast U.S. blackout and the September 11, 2001 terrorist attacks.

The primary standby service is called a “hot site” service in which we provide 24/7 access to fully operational backup computer systems, allowing customers to recover their mainframe, distributed systems and server technology. We support more than 30 different operating platforms and specialized industry solutions. Many of our standby solutions can be provided in one of our mobile recovery units or delivered to a customer’s facility.

We also offer a variety of advanced recovery services that blend “hot site” services and dedicated data storage resources, supported by a common robust infrastructure. These blended solutions are sometimes referred to as “high availability,” “data vaulting” or “data mirroring” solutions. The dedicated data storage resources, which are used exclusively by a single customer, allow the customer to continuously mirror its data at one of our sites. If there is an unplanned interruption at the customer’s site, the backup data is immediately available for restoring operations using our “hot site” service. This helps customers minimize data loss and reduce recovery times.

Our production services help our customers keep their most critical applications up and running at all times. These “always on” services are most needed when disruptions can have immediate and severe financial and reputational repercussions. They are engineered with redundant or failover capabilities to virtually eliminate the possibility of any disruption and to limit any downtime to at most a few seconds or minutes. Production services typically require more dedicated processors, servers, storage devices, networks and other resources, which are either obtained by the customer or provided by us for the customer’s exclusive use. Examples of these production services are managed hosting, managed IT services, network access management, security and optimization services, and e-mail archiving and retrieval. We can typically provide “always on” production services in a cost- effective manner by leveraging our comprehensive resources and infrastructure as well as our resource management skills and purchasing power, all of which provide us with certain economies of scale. Our acquisition of InFlow, Inc. in January 2005 enhanced our production services offerings by adding 14 data centers throughout the United States that geographically complement our other U.S. data centers.

As solutions move along the continuum of information availability services from “always ready” standby services to blended advanced recovery services to “always on” production services, they become more complex and require more dedicated resources. Advanced recovery services often result in greater use of both shared and dedicated resources and, therefore, typically generate appreciably higher revenue and income with a modest increase in capital expenditures and a modest decrease in operating margin percentage rate. Production services require significant dedicated resources and, therefore, generally produce even higher revenue and income at an appropriately lower operating margin percentage rate. Although standby services remain our principal revenue generating services, advanced recovery and production services increasingly account for a greater percentage of our new sales.

Acquisitions

To complement our organic growth, we have a highly disciplined, due diligence intensive program to evaluate, execute and integrate acquisitions. Generally, we seek to acquire businesses that broaden our existing product lines and service offerings by adding complementary products and service offerings and by expanding our geographic reach. During 2005, we spent approximately $538 million in cash (net of cash acquired) to acquire eight FS businesses, two HEPS businesses and one AS business.

The following table lists the businesses we acquired since January 1, 2005:

Acquired Company/Business	Date Acquired	Description
InFlow, Inc.	01/04/05	Hosting and managed services for information availability.

Protegent, Inc.	01/26/05	Risk management solutions.

Vivista Holdings Limited	02/25/05	Public safety and justice software solutions in the U.K.

Ensemble Technology (Pty) Ltd	02/28/05	Professional services for the financial services industry in South Africa.

Integrity Treasury Solutions Limited	03/03/05	Treasury management systems.

Recognition Research, Inc.	05/12/05	Data-capture technology for the financial services and healthcare industries.

Understanding Systems, Inc.	07/25/05	Graphical mapping solutions for the public sector.

Pyramid Digital Systems, LLC	08/17/05	Software and solutions to the retirement plan industry.

The GetPAID Corporation	10/24/05	Accounts receivable and working capital optimization solutions.

Prophet	10/31/05	Actuarial calculations software.

ERisk Holdings, Inc.	11/08/05	Capital and credit risk management solutions.

Dataware Solutions, Inc.	03/14/06	Employee compliance solutions for financial institutions.

Armonys Technologies S.A.S.	04/28/06	Consulting and IT professional services for financial institutions in France.

Product Development

We continually support, upgrade and enhance our systems to meet the needs of our customers for operational efficiency and resilience and to leverage advances in technology.

We fund most of our routine ongoing software support activities through a portion of the monthly fees paid by our application service provider customers and the software support and related upgrade fees paid by our license customers. Our expenditures for software development during the years ended December 31, 2003, 2004 and combined 2005 including amounts that were capitalized, totaled approximately $208 million, $254 million and $265 million, respectively. These amounts do not include routine software support costs that are included in cost of sales, nor do they include costs incurred in performing certain customer-funded development projects in the ordinary course of business.

Marketing

Most of our financial systems are marketed throughout North America and Europe and many are marketed worldwide, with the principal focus being on selling additional products and services to existing customers. Our availability services and higher education and public sector systems are marketed primarily in North America and Europe, with a focus on both new accounts and existing accounts. Our revenue from sales outside the United States during the years ended December 31, 2003, 2004 and combined 2005 totaled approximately $748 million, $918 million and $1,102 million, respectively.

Competition

Since most of our computer services and software are specialized and technical in nature, most of the market niches in which we compete have a relatively small number of significant competitors. Some of our existing competitors and some potential competitors have substantially greater financial, technological and marketing resources than we have. See “Risk Factors.”

Financial Systems. In our FS business, we compete with numerous other data processing and software vendors that may be broadly categorized into two groups. One group is comprised of specialized financial systems companies, which are much smaller than us. The other group is comprised of large computer services companies whose principal businesses are not in the financial systems area, some of which are also active acquirors. We also face competition from the internal processing and information technology departments of our customers and prospects. The key competitive factors in marketing financial systems are the accuracy and timeliness of processed information provided to customers, features and adaptability of the software, level and quality of customer support, degree of responsiveness, level of software development expertise, total cost of ownership and return on investment. We believe that we compete effectively with respect to each of these factors and that our reputation and experience in this business are important competitive advantages.

Higher Education and Public Sector Systems. In our HEPS business, we compete with a variety of other vendors depending upon customer characteristics such as size, type, location, computing environment and functional requirements. For example, there may be different competitors for different sizes or types of educational institutions or government agencies, or in different states or geographic regions. Competitors in this business range from larger providers of generic enterprise resource planning systems to smaller providers of specialized applications and technologies. We also compete with outsourcers and systems integrators, as well as the internal processing and information technology departments of our customers and prospective customers. The key competitive factors in marketing higher education and public sector systems are the accuracy and timeliness of processed information provided to customers, features and adaptability of the software, level and quality of customer support, degree of responsiveness, level of software development expertise and overall net cost. We believe that we compete effectively as to each of these factors and that our leadership and reputation in this business are important competitive advantages.

Availability Services. In our AS business, our greatest source of competition is in-house dedicated solutions, which are production or standby solutions that our customers or prospective customers develop and maintain internally instead of purchasing those solutions from a commercial vendor such as us. Although in-house solutions provide customers with exclusive access to resources and infrastructure, we believe that, for many customers, building and maintaining an in-house solution is significantly more costly and difficult than subscribing to comparable services from us. This is because of our economies of scale, experience, technology expertise, resource management skills and vendor neutrality.

Historically, our single largest commercial competitor in the AS business has been IBM Corporation, which we believe is the only company other than ours that currently provides the full continuum of availability services. We also face competition from specialized vendors, including hardware manufacturers, data-replication software companies, outsourcers, managed hosting companies, IT services companies and telecommunications companies. We sometimes face a competitive disadvantage with respect to pricing because some of our competitors have a motivation to bundle availability services with hardware or other products and services for what appears to be little or no additional cost to the customer in order to sell the hardware or other products. We believe, however, that our solutions are more flexible than these bundled services and, because of our scale and experience, more comprehensive than the ones offered by our competitors. We believe that this places us in a better long-term position to satisfy the requirements of customers as their businesses and needs for availability services grow and evolve.

We believe that we compete effectively with respect to the key competitive factors in information availability, namely quality of infrastructure, scope and quality of services, including breadth of hardware platforms and network capacity, level and quality of customer support, level of technical expertise, and price. We also believe that our experience and reputation as an innovator in information availability, our proven track record, our financial stability and our ability to provide the entire continuum of availability services as a single vendor solution are important competitive advantages.

Employees

On December 31, 2005, we had approximately 15,000 full-time employees. We believe that our success depends partly on our continuing ability to retain and attract skilled technical, sales and management personnel. While skilled personnel are in high demand and competition exists for their talents, we believe that we have been able to retain and attract highly qualified personnel. See “Risk Factors.” We believe that our employee relations are excellent.

Proprietary Protection

We own registered marks for the SUNGARD name and own or have applied for trademark registrations for many of our services and software products.

To protect our proprietary services and software, we rely upon a combination of copyright, patent, trademark and trade secret law, confidentiality restrictions in contracts with employees, customers and others, software security measures, and registered copyrights and patents. We also have established policies requiring our personnel and representatives to maintain the confidentiality of our proprietary property. We have a few registrations of our copyrights and a number of patents and patent applications pending. We will continue to apply for software and business method patents on a case-by-case basis and will continue to monitor ongoing developments in the evolving software and business method patent field. See “Risk Factors.”

Properties and Facilities

We lease space, primarily for availability services facilities, data centers, sales offices, customer support offices and administrative offices, in many locations worldwide. We also own some of our computer and office facilities. Our principal facilities include our leased availability services facilities in Philadelphia, Pennsylvania (578,300 square feet), Carlstadt, New Jersey (432,400 square feet), and Hounslow, England (195,000 square feet) and include our financial systems application service provider centers in Voorhees, New Jersey, Birmingham, Alabama, Waltham, Massachusetts, and Weehawken, New Jersey. We believe that our leased and owned facilities are adequate for our present operations.

Legal Proceedings

We are presently a party to certain lawsuits arising in the ordinary course of our business. We believe that none of our current legal proceedings will be material to our business, financial condition or results of operations.

MANAGEMENT

Our executive officers and directors are listed below.

Name	Age	Principal Position With SunGard Data Systems Inc.
Executive Officers
James E. Ashton III	47	Group Chief Executive Officer
Donald W. Birdwell	54	Group Chief Executive Officer
Robert F. Clarke	61	Group Chief Executive Officer
Cristóbal Conde	46	President, Chief Executive Officer and Director
T. Ray Davis	58	Group Chief Executive Officer
Harold C. Finders	50	Group Chief Executive Officer
Theodore J. Gaasche	44	Interim Group Chief Executive Officer
Till M. Guldimann	57	Vice Chairman
Paul C. Jeffers	44	Senior Vice President—Human Resources
Ronald M. Lang	55	Group Chief Executive Officer
John E. McArdle, Jr.	48	Group Chief Executive Officer
Karen M. Mullane	41	Vice President and Controller
Michael K. Muratore	59	Executive Vice President
Brian Robins	47	Senior Vice President—Chief Marketing Officer
Michael J. Ruane	52	Senior Vice President—Finance and Chief Financial Officer
Victoria E. Silbey	42	Vice President—Legal and General Counsel
Richard C. Tarbox	53	Senior Vice President—Corporate Development

Directors
Chinh E. Chu	39	Director
John Connaughton	40	Director
James H. Greene, Jr.	55	Director
Glenn H. Hutchins	50	Chairman of the Board of Directors
John Marren	43	Director
Sanjeev Mehra	47	Director
Julie Richardson	43	Director

Mr. Ashton has been Group Chief Executive Officer, SunGard Trading, Treasury & Risk Management since January 2005. Mr. Ashton served as Group Chief Executive Officer, SunGard Trading and Risk Systems from 1999 to January 2005 and Group Chief Executive Officer, SunGard Treasury Systems from 2003 to 2005. From 1997 to 1999, he served as Senior Vice President and General Manager of a wealth management systems business that we acquired in 1997.

Mr. Birdwell has been Group Chief Executive Officer, SunGard Wealth Management & Brokerage since January 2005. Mr. Birdwell served as Group Chief Executive Officer, SunGard Asset Management Systems from 1999 to 2005 and Group Chief Executive Officer, SunGard Securities Processing Systems from 2002 to January 2005, and has been responsible for our SunGard Online Investment Systems group since 2003. From 1989 to 1999, Mr. Birdwell held various senior management positions with us, including President of one of our wealth management systems business units from 1993 to 1999. Mr. Birdwell was a senior executive of a wealth management systems business that we acquired in 1989.

Mr. Clarke has been Group Chief Executive Officer, SunGard Higher Education and Public Sector Systems since 1998. From 1988 to 1998, he served as President of one of our wealth management systems business units.

Mr. Conde has been President since 2000 and Chief Executive Officer since 2002. Mr. Conde served as Chief Operating Officer from 1999 to 2002 and Executive Vice President from 1998 to 1999. Before then, Mr. Conde was Chief Executive Officer of SunGard Trading Systems Group from 1991 to 1998. Mr. Conde was cofounder of a trading and risk systems business that we acquired in 1987.

Mr. Davis has been Group Chief Executive Officer, SunGard Benefit Administration & Insurance since January 2005. Mr. Davis served as Group Chief Executive Officer, SunGard Employee Benefit Systems from 1999 to January 2005 and Group Chief Executive Officer, SunGard Investor Accounting Systems from 2002 to January 2005. From 1989 to 1999, he held various senior management positions with us, including President of one of our benefit, insurance and investor accounting systems business units from 1991 to 1999. Mr. Davis was a senior executive of an employee benefit systems business that we acquired in 1989.

Mr. Finders has been Group Chief Executive Officer, SunGard Europe since January 2005. From 2001 to January 2005, Mr. Finders headed the SunGard Investment Management Systems businesses based in Europe. From 1996 to 2001, he held various senior management positions with us overseeing a number of our European investment support systems businesses. Mr. Finders headed a Geneva-based wealth management systems business that we acquired in 1996.

Mr. Gaasche has been Interim Group Chief Executive Officer, SunGard Availability Services since January 2006. From 1999 to January 2006, Mr. Gaasche served as Chief Operating Officer and Chief Financial Officer, SunGard Availability Services. From 1995 to 1999, he served as President, SunGard Planning Solutions. From 1987 to 1995, Mr. Gaasche held numerous positions with us in the areas of financial administration and planning, including Vice-President and Controller of the SunGard Recovery Services Group.

Mr. Guldimann has been Vice Chairman since 2002. He was our Senior Vice President, Strategy and a member of our board of directors from 1999 to March 2002. Mr. Guldimann was Vice Chairman from 1997 to 1999 and Senior Vice President from 1995 to 1997 of a trading and risk systems business that we acquired in 1998. From 1974 to 1995, Mr. Guldimann held various senior executive positions with J.P. Morgan & Co.

Mr. Jeffers has been Senior Vice President—Human Resources since January 2005 and was Vice President—Human Resources from 2001 to January 2005. From 2000 to 2001, Mr. Jeffers was National Director of Performance Management and Education for Grant Thornton, LLP, and from 1999 to 2000, he was Vice President—Human Resources of First USA Bank. From 1995 to 1999, Mr. Jeffers was Area Director, Human Resources for the Management Consulting Practice of Ernst & Young LLP.

Mr. Lang has been Group Chief Executive Officer, Enterprise Solutions Group since December 2005. He was Chief Product Officer—Financial Systems from January to December 2005. From 2000 to January 2005, Mr. Lang was Group Chief Executive Officer, SunGard Trading Systems and was responsible for our SunGard Brokerage Systems and SunGard Financial Networks groups from 2003 to January 2005. Mr. Lang was Vice President of Marketing from 1997 to 1998 and President from 1998 to 2000 of a trading and risk systems business that we acquired in 1998.

Mr. McArdle has been Group Chief Executive Officer, SunGard Institutional Asset Management and Securities Servicing since January 2005. Mr. McArdle served as Group Chief Executive Officer of SunGard Investment Management Systems from 1999 to January 2005. From 1986 to 1999, he held various senior management positions with us, including President of one of our investment management systems business units since 1998.

Ms. Mullane has been Vice President and Controller since April 2006, Vice President and Director of SEC Reporting from November 2005 to April 2006, Director of SEC Reporting from 2004 to November 2005 and Manager of SEC Reporting from 1999 to 2004. From 1997 to 1999, she was Vice President of Finance at NextLink Communications of Pennsylvania and, from 1994 to 1997, she was Director of Finance at EMI Communications. From 1986 to 1994, Ms. Mullane held various positions with PriceWaterhouse, including audit manager. Ms. Mullane is a director and officer of most of our domestic subsidiaries.

Mr. Muratore has been Executive Vice President since March 2002. He was Senior Vice President from 1998 to March 2002, Chief Executive Officer of the SunGard Financial Systems Group from 1995 to 1998 and

Chief Executive Officer of the SunGard Computer Services Group from 1990 to 1995. From 1985 to 1990, Mr. Muratore held various senior executive positions with us. Mr. Muratore is a director or officer of many of our domestic subsidiaries.

Mr. Robins has been Senior Vice President—Chief Marketing Officer since January 2005. From 2003 to January 2005, he was Senior Vice President—Corporate Marketing and was Vice President—Corporate Marketing from 2000 to February 2003. From 1995 to 2000, Mr. Robins held various marketing positions, including Vice President—Marketing, with a trading and risk systems business that we acquired in 1998.

Mr. Ruane has been Senior Vice President—Finance since 2001 and our Chief Financial Officer since 1994. He was Vice President—Finance from 1994 to 2001 and Treasurer from 1994 to 2005. From 1992 until 1994, Mr. Ruane was Chief Financial Officer and Vice President—Finance of the SunGard Trading Systems Group. Mr. Ruane was our Vice President—Controller from 1990 to 1992, and our Corporate Controller from 1985 to 1990. Mr. Ruane is a director and officer of most of our domestic and foreign subsidiaries. Mr. Ruane is also a director of Arbinet-thexchange, Inc.

Ms. Silbey has been Vice President—Legal and General Counsel since January 2005. From December 1997 to January 2005, Ms. Silbey held various legal positions with us, including Vice President—Legal and Assistant General Counsel from February 2004 to January 2005. From 1991 to 1997, she was a lawyer with Morgan, Lewis & Bockius LLP, Philadelphia. Ms. Silbey is a director and officer of most of our domestic and foreign subsidiaries.

Mr. Tarbox has been Senior Vice President—Corporate Development since 2001 and was Vice President—Corporate Development from 1987 to 2001. From 1983 to 1987, Mr. Tarbox was a senior manager with Coopers & Lybrand L.L.P., providing acquisition, litigation support and other financial consulting.

Mr. Chu has been a director since August 2005. Mr. Chu is a senior managing director of The Blackstone Group, a private equity firm which he joined in 1990. Mr. Chu currently serves on the boards of directors of Celanese Corporation, Nalco Holding Company, FGIC and Graham Packaging.

Mr. Connaughton has been a director since August 2005. Mr. Connaughton has been a managing director of Bain Capital Partners, LLC, a global private investment firm, since 1997 and a member of the firm since 1989. Mr. Connaughton serves as a director of ProSiebenSat.1 Media AG, AMC Theatres, MC Communications, Warner Music Group Corp., CRC Health Group, Cumulus Media Partners, The Boston Celtics, Epoch Senior Living and Warner Chilcott.

Mr. Greene has been a director since August 2005. Mr. Greene joined Kohlberg Kravis Roberts & Co. LP, a private equity firm, in 1986 and was a general partner of KKR from 1993 until 1996, when he became a member of KKR & Co. L.L.C., which is the general partner of KKR. Mr. Greene serves on the boards of directors of Accuride Corporation, Alliance Imaging, Inc. and Zhone Technologies, Inc.

Mr. Hutchins has been chairman of the board of directors since August 2005. Mr. Hutchins is a managing director of Silver Lake Partners, a private equity firm that he co-founded in 1999. Mr. Hutchins is a director of Instinet Incorporated, Seagate Technology, TD Ameritrade Holding Corp. and The Nasdaq Stock Market, Inc.

Mr. Marren has been a director since August 2005. Mr. Marren joined Texas Pacific Group, a private equity firm, in 2000 as a partner and leads the firm’s technology team. From 1996 to 2000, he was a Managing Director at Morgan Stanley. From 1992 to 1996, he was a Managing Director and Senior Semiconductor Research Analyst at Alex. Brown & Sons. Mr. Marren is currently the Chairman of the Board of MEMC Electronic Materials and serves on the board of directors of ON Semiconductor, Conexant, Smart Modular, Celerity, Network General and Isola.

Mr. Mehra has been a director since August 2005. Mr. Mehra is a partner of Goldman, Sachs & Co. in the Principal Investment Area of its Merchant Banking Division. He serves on the board of directors of Nalco Holding Company, Burger King Corporation, Madison River Telephone Company, LLC and Adam Aircraft Industries, Inc.

Ms. Richardson has been a director since August 2005. Ms. Richardson has been a managing director of Providence Equity Partners since 2003 and oversees the New York-based team. Between 1998 and 2003, Ms. Richardson held various roles at JPMorgan, including Vice Chairman of the firm’s investment banking division and Global Co-Head of the firm’s Telecom, Media and Technology group. Prior to joining JPMorgan in 1998, Ms. Richardson was a managing director at Merrill Lynch, where she spent over 11 years.

Various stockholders agreements among the company and equity holders of SunGard Capital Corp. and SunGard Capital Corp. II (collectively referred to in this section as the “Equity-Issuing Parent Companies”) contain agreements among the parties with respect to the election of our directors and the directors of Equity-Issuing Parent Companies.

The Board has determined that Mr. Connaughton qualifies as an “audit committee financial expert” within the meaning of regulations adopted by the Securities and Exchange Commission. Mr. Connaughton is not an independent director because of his affiliation with Bain Capital Partners, LLC, the affiliated funds of which hold an aggregate 13.73% equity interest in the Equity-Issuing Parent Companies.

Executive	Compensation

Summary Compensation Table

The following table contains certain information about compensation earned during the last three fiscal years by our chief executive officer and four other executive officers and one former executive officer who were the most highly compensated during 2005 (the “Named Executive Officers”). Our fiscal year is the calendar year.

		Annual Compensation			Long-Term Compensation		All Other Compensation ($)(4)
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Awards(2)	Payouts(3)
Name and Principal Position					Securities Underlying Options/SARs (#)	Long-Term Incentive Plans ($)
Cristóbal Conde Director, President and Chief Executive Officer	2005	844,560	2,177,521	9,828	4,961,537	—	2,686,597
					324,875
	2004	833,000	1,586,424	9,828	400,000	—	8,200
	2003	825,000	811,928	9,091	350,000	—	8,000
James E. Ashton III(5) Group Chief Executive Officer, SunGard Trading, Treasury & Risk Management	2005	366,400	962,319	9,364	714,214	—	1,239,916
					74,900
	2004	350,000	153,393	9,511	66,800	38,465	222,432
	2003	—	—	—	—	—	—
Robert F. Clarke(5) Group Chief Executive Officer, SunGard Higher Education and Public Sector Systems	2005	377,200	1,228,982	9,984	211,043	—	8,400
					77,400
	2004	350,000	1,825,040	9,984	69,400	—	8,200
	2003	—	—	—	—	—	—
James L. Mann Former Chairman	2005	628,220	999,739	5,019	157,000	—	8,400
	2004	622,000	829,654	6,395	—	—	8,200
	2003	619,000	596,519	1,894	—	—	8,000
Michael K. Muratore Executive Vice President	2005	546,350	1,387,436	14,648	1,984,609	44,904	8,400
					173,625
	2004	505,000	1,025,619	6,000	159,625	192,742	8,200
	2003	500,000	1,108,708	6,000	146,375	2,024,252	8,000
Richard C. Tarbox Senior Vice President— Corporate Development	2005	408,040	855,003	11,452	686,484	—	8,400
					80,500
	2004	378,000	805,243	10,963	74,000	—	8,200
	2003	374,000	513,853	10,087	110,625	—	8,000

(1)	Consists of amounts reimbursed in connection with the payment of taxes. The cost of perquisites is not disclosed for any executive officer named in the table because the disclosure threshold (the lower of $50,000 or 10% of salary plus bonus) was not reached.

(2)	The Transaction closed on August 11, 2005. After closing of the Transaction, new options to purchase equity units in the Equity-Issuing Parent Companies were granted as follows: Mr. Conde—4,961,537; Mr. Ashton—714,214; Mr. Clarke—211,043; Mr. Muratore—1,984,609; and Mr. Tarbox—686,484. The equity units and the new options to purchase them are described below under the heading “Option Grants Post Transaction.” The balance of the 2005 options reflected in the table, which were granted in the first quarter of 2005, and all of the 2004 options reflected in the table were performance accelerated stock options (“PASOs”) to purchase shares of common stock of the Predecessor Company. When issued, all PASOs were scheduled to vest nine and one-half years after their date of grant except that, depending upon the extent to which stated financial performance goals were satisfied for the calendar year during which the PASOs were granted, vesting could have partly or fully accelerated two years after the end of that calendar year. Of the 2003 options reflected in the table, 232,000 shares were PASOs and 375,000 shares were ordinary non-PASO stock options that were scheduled to vest ratably over four years. Upon closing of the Transaction, all then outstanding options (including PASOs) that had not previously vested became fully vested and exercisable as a result of the Transaction. To the extent not exercised, all such options converted automatically into continuation options to purchase equity units in the Equity-Issuing Parent Companies (the continuation options are described below under the heading “Treatment of Options in connection with the Transaction”).

(3)	The 2005, 2004 and 2003 payouts are cash payments made under PASOs granted in 2003, 2002 and 2001, respectively, and were earned because the financial performance goals were exceeded for the performance periods of calendar year 2003, calendar year 2002, and calendar years 2001 through 2003, respectively.

(4)	Consists of contributions made by us to a defined contribution retirement plan. In 2005, for Messrs. Ashton and Conde, also includes $1,231,516 and $2,678,197 for amounts reimbursed in connection with excise taxes payable as a result of the Transaction. In 2004, for Mr. Ashton, also includes $214,232 for compensation paid and amounts reimbursed in connection with taxes payable as a result of an overseas assignment.

(5)	Information for Messrs. Ashton and Clarke is provided only for the last two fiscal years because, although they have held various senior positions with SunGard for many years, they have been executive officers of our company only since January 2004.

Option Grants, Exercises and Holdings up through Closing of the Transaction

Option Grants Pre-Transaction

The following table contains, for each of the Named Executive Officers, (1) the number of shares of common stock in the Predecessor Company underlying options granted during 2005 before closing of the Transaction on August 11, 2005, (2) the percentage that those options represent of total options granted to employees during 2005 before closing of the Transaction, (3) the exercise price per share, which was the market value on the date of grant, (4) the expiration date, and (5) the potential realizable value, assuming 5% and 10% annual rates of appreciation (compounded annually) in the market value of our common stock throughout the option term.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted(2) Pre-transaction	% of Total Options Granted to Employees in Fiscal Year Pre-transaction	Exercise or Base Price ($/SH)	Expiration Date	5% ($)	10% ($)
Cristóbal Conde	324,875	6.42%	26.08	03/03/15	5,328,461	13,503,365
James E. Ashton III	74,900	1.48%	26.08	03/03/15	1,228,478	3,113,204
Robert F. Clarke	77,400	1.53%	26.08	03/03/15	1,269,482	3,217,116
James L. Mann	157,000	3.10%	26.08	03/03/15	2,575,047	6,525,674
Michael K. Muratore	173,625	3.43%	26.08	03/03/15	2,847,723	7,216,689
Richard C. Tarbox	80,500	1.59%	26.08	03/03/15	1,320,327	3,345,967

(1)	As a result of the Transaction, the options reflected in the table became fully vested and had a realizable value of $9.92 per share (the Transaction consideration of $36 minus the exercise price of $26.08). To the extent not exercised before closing of the Transaction, these options converted automatically into continuation options to purchase equity units in the Equity-Issuing Parent Companies (the continuation options are described below under the heading “Treatment of Options in connection with the Transaction”).

(2)	The option grants listed in the table were PASOs that were scheduled to vest on September 3, 2014 (nine and one-half years after the date of grant) except that, depending upon the extent to which stated financial performance goals were satisfied for calendar year 2005, vesting could have partly or fully accelerated on December 31, 2007. Instead, vesting of these options accelerated as a result of the Transaction.

Treatment of Options in connection with the Transaction

All outstanding options to acquire shares of common stock of the Predecessor Company, to the extent not vested before closing of the Transaction, became fully vested and immediately exercisable as a result of the Transaction. To the extent outstanding options held by our executive officers were not exercised before the closing of the Transaction, such options converted automatically into continuation options to purchase equity units in the Equity-Issuing Parent Companies. The continuation options are for the purchase of equity units (“Units”) in the Equity-Issuing Parent Companies. Each Unit consists of 1.3 shares of Class A common stock and 0.1444 shares of Class L common stock of SunGard Capital Corp. and 0.05 shares of preferred stock of SunGard Capital Corp. II. The shares comprising a Unit are in the same proportion as the shares issued to all stockholders of the Equity-Issuing Parent Companies. The continuation options are exercisable only for whole Units and cannot be separately exercised for the individual classes of stock of the Equity-Issuing Parent Companies. The continuation options have an exercise price of $4.50 per Unit, and the number of Units were calculated to preserve the intrinsic value of the converted options as of the closing of the Transaction based on the Transaction consideration. The continuation options are fully vested and have the same expiration dates and exercise rights as the converted options.

The following table contains, for each of the Named Executive Officers, (1) the number of shares of common stock of the Predecessor Company subject to options that had previously vested and had become exercisable before closing of the Transaction, (2) the value of such vested options, based on the Transaction consideration of $36 per share, (3) the number of shares of common stock of the Predecessor Company subject to options that became fully vested and exercisable as a result of the Transaction, (4) the value of such options that vested as a result of the Transaction, based on the Transaction consideration of $36 per share, (5) the total number of shares subject to previously vested options and options that vested as a result of the Transaction, and (6) the total value of all such previously vested options and options that vested as a result of the Transaction, based on the Transaction consideration of $36 per share.

Executive Officers	Previously Vested Options		Options that Vested as a Result of the Transaction		Totals
Name	Shares	Value ($)	Shares	Value ($)	Total Shares	Total Value ($)
Cristóbal Conde	2,318,622	42,638,455	1,363,737	15,707,075	3,682,359	58,345,530
James E. Ashton III	180,350	2,369,550	359,250	4,449,133	539,600	6,818,683
Robert F. Clarke	217,933	3,488,823	258,267	2,966,372	476,200	6,455,195
James L. Mann	1,357,500	27,701,609	349,500	3,512,561	1,707,000	31,214,170
Michael K. Muratore	579,125	5,919,917	520,625	5,708,985	1,099,750	11,628,902
Richard C. Tarbox	419,185	7,497,153	382,690	4,814,602	801,875	12,311,755

Aggregated Option Exercises and Option Value Pre-Transaction

The following table contains, for each of the Named Executive Officers, (1) the number of shares of common stock of the Predecessor Company acquired upon the exercise of options during 2005 before closing of the Transaction, (2) the value realized as a result of those exercises, based upon the Transaction consideration of $36 per share, (3) the number of shares of common stock of the Predecessor Company underlying unexercised options held on August 11, 2005 immediately before closing of the Transaction (all of which were exercisable), and (4) the value of those options (all of which were in-the-money), based upon the Transaction consideration of $36 per share.

Name	Shares Acquired on Exercise Pre-transaction (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at August 11, 2005 (#)		Value of Unexercised In-the-money Options at August 11, 2005 ($)
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Cristóbal Conde	3,682,359	58,345,530	—	—	—	—
James E. Ashton III	126,048	2,518,682	413,552	—	4,300,000	—
Robert F. Clarke	288,615	4,455,199	187,585	—	1,999,996	—
James L. Mann(2)	1,707,000	31,214,170	—	—	—	—
Michael K. Muratore	1,099,750	11,628,902	—	—	—	—
Richard C. Tarbox	296,400	6,514,357	505,475	—	5,797,398	—

(1)	Converted into continuation options to purchase Units as follows: Mr. Ashton—318,519; Mr. Clarke—148,148 and Mr. Tarbox—429,437.

(2)	Technically these options were not exercised but were cashed out in connection with the Transaction, with the same economic effect as an exercise and sale for the Transaction consideration.

Option Grants, Exercises and Holdings after Closing of the Transaction

Option Grants Post-Transaction

In connection with the Transaction, on August 12, 2005, executive officers were granted a combination of new time-based and performance-based options to purchase Units in the Equity-Issuing Parent Companies. As with continuation options, (1) each Unit consists of 1.3 shares of Class A common stock and 0.1444 shares of Class L common stock of SunGard Capital Corp. and 0.05 shares of preferred stock of SunGard Capital Corp. II, (2) the shares comprising a Unit are in the same proportion as the shares issued to all shareholders of the Equity-Issuing Parent Companies, and (3) the new options are exercisable only for whole Units and cannot be separately exercised for the individual classes of stock of the Equity-Issuing Parent Companies. The new options granted on August 12, 2005 have an exercise price of $18.00 per Unit, the market value on the date of grant and the equivalent of the Transaction consideration.

Time-based options vest over the next five years as follows: 25% one year after date of grant, and 1/48th of the remaining balance each month thereafter for 48 months. Performance-based options vest upon the attainment of certain annual and cumulative earnings goals for the company during the six-year period beginning January 1, 2005. Time-based and performance-based options can partly or fully vest upon a change in control, subject to certain conditions, and expire ten years from the date of grant.

The following table contains, for each of the Named Executive Officers, (1) the number of Units underlying options granted during 2005 after closing of the Transaction, (2) the percentage that those options represent of total options granted to employees during 2005 after closing of the Transaction, (3) the exercise price per Unit, which equals the market value on the date of grant, (4) the expiration date, and (5) the potential realizable value, assuming 5% and 10% annual rates of appreciation (compounded annually) in the market value of the Units throughout the option term.

	Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted Post-Transaction(2)		% of Total Options Granted to Employees Post- Transaction		Exercise or Base Price ($/SH)	Expiration Date	5% ($)	10% ($)
Cristóbal Conde	1,771,994 3,189,543	(2) (3)	5.77 10.39	% %	18.00 18.00	08/11/2015 08/11/2015	20,059,154 36,105,958	50,833,834 91,499,587
James E. Ashton III	203,888 510,325	(2) (3)	0.66 1.66	% %	18.00 18.00	08/11/2015 08/11/2015	2,308,039 5,776,935	5,849,023 14,639,889
Robert F. Clarke	51,564 159,479	(2) (3)	0.17 0.52	% %	18.00 18.00	08/11/2015 08/11/2015	583,708 1,805,320	1,479,230 4,575,036
James L. Mann	—		—		—	—	—	—
Michael K. Muratore	708,795 1,275,813	(2) (3)	2.31 4.16	% %	18.00 18.00	08/11/2015 08/11/2015	8,023,637 14,442,338	20,333,470 36,599,721
Richard C. Tarbox	176,159 510,325	(2) (3)	0.57 1.66	% %	18.00 18.00	08/11/2015 08/11/2015	1,994,137 5,776,935	5,053,535 14,639,889

(1)	The actual value, if any, which an option holder may realize will depend upon the amount by which the actual market value on the date of exercise or sale exceeds the exercise price and also on the option holder’s continued employment through the vesting period. The actual value to be realized by the option holder may be more or less than the potential realizable values stated in this table.

(2)	Time-based options.

(3)	Performance-based options.

Aggregated Option Exercises and Year-End Option Value Post-Transaction

The following table contains, for each of the Named Executive Officers, (1) the number of Units acquired upon the exercise of options during 2005 after closing of the Transaction, (2) the value realized as a result of those exercises, (3) the number of Units underlying unexercised options held on December 31, 2005, and (4) the value of in-the-money options held on December 31, 2005, based upon their estimated market value of $18 per Unit.

Name	Shares Acquired on Exercise Post-Transaction (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Year-end (#)		Value of Unexercised In-the-money Options at Year-end ($)
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Cristóbal Conde	—	—	290,922	4,670,615	—	—
James E. Ashton III	—	—	365,066	667,666	4,300,000	—
Robert F. Clarke	—	—	191,787	167,404	1,999,996	—
James L. Mann	—	—	—	—	—	—
Michael K. Muratore	—	—	116,368	1,868,240	—	—
Richard C. Tarbox	—	—	475,984	639,937	5,797,398	—

(1)	Includes the following estimated Units that the executive has the right to receive pursuant to performance-based options subject to the Compensation Committee’s evaluation and approval of the extent to which the performance criteria have been met: Mr. Conde—290,922; Mr. Ashton—46,547; Mr. Clarke—43,639; Mr. Muratore—116,368; and Mr. Tarbox—46,547.

Director Compensation

The company does not compensate its management or non-management directors for their service on the board of directors or any committee of the board of directors. Members of the board are reimbursed for travel and other out-of-pocket expenses related to their board service.

Employment Agreements

As of August 11, 2005, the company entered into definitive employment agreements with each of the Named Executive Officers except Mr. Mann. The terms include the following:

•	A term through December 31, 2010, with one-year renewals automatically effective one year before expiration, unless terminated on one year’s advance notice;

•	The same base salary as that payable by the company prior to the Transaction, subject to annual adjustments, if any, made by the board of directors, in consultation with the chief executive officer;

•	The opportunity to earn an annual cash bonus provided that the aggregate bonus opportunity for the senior management as a group will be consistent with that provided by the company to executives as a group prior to the Transaction, although the board of directors may re-align the performance metrics and other terms in consultation with the chief executive officer;

•	Employee benefits consistent with those provided by the company to executives prior to the Transaction;

•	Participation in the option plan of SunGard Capital Corp. and SunGard Capital Corp. II;

•	The right to receive certain severance payments and benefits, including upon a termination without “cause,” a resignation for “good reason” or a change in control, consistent with the severance payments and benefits provided for under the change in control agreement with the company in effect prior to the Transaction;

•	Certain restrictive covenants (noncompetition, confidentiality and nonsolicitation) that are consistent with those to which the executive was subject under his or her change in control agreement with the company in effect prior to the Transaction; and

•	An agreement to cooperate with the company to resolve any issues that arise under Section 280G or 409A of the Internal Revenue Code. To the extent such issues cannot be resolved, the executive will be entitled under certain circumstances to gross-up payments for excise taxes, if any, imposed under Section 4999 of the Internal Revenue Code on the senior management participant as a result of the Transaction or any subsequent change in control of the company and/or under Section 409A of the Internal Revenue Code.

Equity Plan

The SunGard 2005 Management Incentive Plan was adopted on August 11, 2005 by SunGard Capital Corp. and SunGard Capital Corp. II and approved by their shareholders to provide for the granting of options to purchase shares of SunGard Capital Corp. Class A common stock, SunGard Capital Corp. Class L common stock, and SunGard Capital Corp. II preferred stock pursuant to the terms described therein. A maximum of 60,000 shares of Class A common stock, 7,000,000 shares of Class L common stock, and 2,500,000 shares of preferred stock may be delivered under the plan. The boards of directors of SunGard Capital Corp. and SunGard Capital Corp. II, or a committee appointed by them, administers the plan and may, from time to time, grant option awards to directors and key employees of, and consultants and advisors to, the Equity-Issuing Parent Companies and their subsidiaries who, in the opinion of the plan administrator, are in a position to make a significant contribution to our success . The administrator of the plan may grant options that are vested over time and options that vest based on the attainment of performance goals specified by the administrator of the plan.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is currently comprised of Messrs. Chu, Connaughton, Greene and Marren, who were each appointed to the Compensation Committee in August 2005 in connection with the Transaction. None of these individuals has been at any time an officer or employee of our company. During 2005, we had no compensation committee “interlocks”—meaning that it was not the case that an executive officer of ours served as a director or member of the compensation committee of another entity and an executive officer of the other entity served as a director or member of our Compensation Committee.

Report of the Compensation Committee

You should be aware that under Securities and Exchange Commission rules, the Compensation Committee Report is not considered “filed” with the Securities and Exchange Commission and is not incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended.

Our compensation policies for executive officers are to (1) provide competitive compensation packages to retain and attract superior executive talent, (2) link a significant portion of compensation to financial results to reward successful performance, and (3) provide long-term equity compensation to further align the interests of executive officers with those of stockholders and further reward successful performance. The principal components of our executive officer compensation program are base salary, annual cash incentive plans and long-term equity incentive awards. The Predecessor Company Compensation Committee reviewed all components of the Chief Executive Officer’s and executive officers’ 2005 compensation, including salary, bonus, equity and long-term incentive compensation, stock option gains, the dollar value to the executive and cost to the company of all perquisites, and the projected severance obligations under change-in-control agreements.

Cash Compensation

The primary factor used to set base salaries and annual cash incentives for our executive officers is an analysis of competitive executive compensation based upon general business compensation surveys as well as more specific compensation surveys of companies of comparable business, size and complexity to SunGard. An independent compensation consultant, whose services were made available to the Predecessor Company Compensation Committee, assisted with this analysis of competitive compensation.

Our compensation policy is to pay executive officers at or somewhat above competitive compensation averages for comparable positions. Compensation levels for individual executive officers, however, could be more or less than competitive averages, depending upon a subjective assessment of individual factors such as the executive’s position, experience, skills, achievements, tenure with SunGard and historical compensation levels. Generally, previously granted stock options and other equity awards were not considered in setting cash compensation levels. During the past several years, as part of the cost controls implemented during the recent economic slowdown, salary increases were kept very low, resulting in base salaries for most executive officers being somewhat below the competitive averages for comparable positions.

The performance goals for executive officers’ 2005 annual cash incentive plans were set at the beginning of the year and took into account our overall financial goals for 2005. For all executive officers, the incentive payments depended upon either the rate of increase in our earnings per share over the previous year, or the budgeted operating income of the businesses that report to the officer. For two executive officers, there were additional incentive payments based upon performance goals specific to their functions.

On average, total cash compensation at targeted goals for executive officers increased by 15% in 2005, and incentive payments at targeted goals constituted 58% of total cash compensation. Based upon actual 2005 results, all executive officers except one met or exceeded their minimum targeted goals.

In connection with the Transaction, executive officers entered into employment agreements that provided, among other things, that executive officers would (1) retain the same base salary as was payable before the Transaction, subject to annual adjustments, and (2) be eligible to receive an annual incentive bonus under SunGard’s Executive Incentive Compensation (“EIC”) plan as in effect immediately before the Transaction, which 2005 bonus was to be determined (a) in accordance with SunGard’s past practices and (b) using calculations of actual earnings per share, operating income or other relevant financial targets in the 2005 EIC plans on a pro forma basis as if the Transaction did not occur until after December 31, 2005, using, as applicable, assumptions regarding SunGard’s capital structure for the balance of 2005, projected debt levels, software capitalization and amortization, and weighted average shares outstanding, that are consistent with SunGard’s 2005 operating budget. Therefore, the current Compensation Committees did not make any changes to the 2005 compensation plans put into place by the Predecessor Company Compensation Committee.

Equity Compensation

Pre-Transaction.    Historically, equity compensation has been provided to executive officers principally through a long-term incentive award program, under which eligible executives received a performance accelerated stock option (“PASO”) each year. PASOs were long-term options under which vesting of shares was subject both to the attainment of financial performance goals and continued long-term employment. Accordingly, the PASO program operated both as a performance-based equity compensation program and as an executive retention program. The number of PASO shares granted to each recipient was determined on the basis of an analysis of competitive equity compensation programs, similar to the analysis described above with respect to cash compensation, and was subject to subjective adjustments based upon individual factors. The financial performance goals for each PASO were based upon the year-over-year growth, during the performance period covered by the PASO, in either our earnings per share or in the operating income of the businesses managed by the recipient, with the growth targets for all PASOs, taken together, being consistent with our overall growth objectives. All executive officers as well as business unit presidents and other key executives participated in the PASO program.

Post-Transaction.    In connection with the Transaction, the SunGard 2005 Management Incentive Plan was established, which provides management and key employees the opportunity to earn up to 15% of the fully diluted equity of the Equity-Issuing Parent Companies during the period ending December 31, 2010. Under this plan, on August 12, 2005, executive officers were granted a combination of new time-based and performance-based options to purchase Units in the Equity-Issuing Parent Companies. The size of these initial option grants were agreed to in connection with the Transaction.

Chief Executive Officer’s Compensation

Mr. Conde’s annual base salary for 2005 was $844,560, up $11,560 or 1% over his base salary for 2004. Mr. Conde’s 2005 cash incentive depended solely upon the rate of increase in our earnings per share. If the Predecessor Company 2005 earnings per share had increased by 7.9% (to $1.51), then Mr. Conde’s 2005 incentive payment would have been $924,184, yielding total cash compensation at approximately the 60th percentile of competitive compensation levels based upon our analysis. If our 2005 earnings per share had increased by 10% (to $1.54), then Mr. Conde’s 2005 incentive payment would have been $1,599,058, yielding total cash compensation at approximately the 85th percentile of competitive compensation levels based upon our analysis. Our pro forma 2005 diluted earnings per share (excluding the impact of the Transaction and all merger costs) grew 12% (to $1.57), yielding an incentive payment to Mr. Conde of $2,177,521.

The Predecessor Company Compensation Committee approved the grant to Mr. Conde of a PASO to purchase 324,875 shares of common stock of the Predecessor Company in March 2005, with an exercise price equal to the market value of the predecessor common stock on the date of grant. This PASO became fully vested and immediately exercisable as a result of the Transaction.

As agreed in connection with the Transaction, on August 12, 2005, Mr. Conde was granted time-based options to purchase 1,771,994 Units and performance-based options to purchase 3,189,543 Units.

Deductibility of Certain Compensation

Section 162(m) of the Internal Revenue Code denies a deduction for certain compensation exceeding $1,000,000 paid to the chief executive officer and the other highest paid executive officers named in the Summary Compensation Table excluding (among other things) certain performance-based compensation. The Predecessor Company Compensation Committee attempted to structure performance-based awards to executive officers under equity plans in a manner that satisfies Section 162(m). The Predecessor Company Compensation Committee also intended to consider whether it was in our best interest to structure cash incentive payments to be deductible under Section 162(m). Notwithstanding our efforts in this area, no assurance can be given that compensation intended to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

Compensation Committees of the company and the Equity-Issuing Parent Companies:

    James H. Greene, Jr., Chair

    Chinh E. Chu, Member

    John Connaughton, Member

    John Marren, Member

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

All of our outstanding stock is beneficially owned by SunGard Capital Corp. and SunGard Capital Corp. II through its wholly owned subsidiaries. The following table presents information regarding beneficial ownership of the equity securities of SunGard Capital Corp. and SunGard Capital Corp. II. as of March 1, 2006 by each person who is known by us to beneficially own more than 5% of the equity securities of SunGard Capital Corp. and SunGard Capital Corp. II, by each of our directors, by each of the Named Executive Officers, and by all of our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)			Percent of Classes(2)
	Class A Common	Class L Common	Preferred
Bain Funds(3)	34,849,657	3,872,184	1,340,371	13.73%
Blackstone Funds(4)	34,849,657	3,872,184	1,340,371	13.73%
GS Limited Partnerships(5)	28,393,651	3,154,850	1,092,063	11.19%
KKR Funds(6)	34,849,657	3,872,184	1,340,371	13.73%
Providence Equity Funds(7)	21,295,238	2,366,138	819,048	8.39%
Silver Lake Funds(8)	34,488,546	3,832,061	1,326,483	13.59%
Texas Pacific Group Funds(9)	34,849,657	3,872,184	1,340,371	13.73%
James E. Ashton III(10) (executive officer)	474,586	52,730	18,253	—
Chinh E. Chu(4)(11) (director)	34,849,657	3,872,184	1,340,371	13.73%
Robert F. Clarke(10) (executive officer)	249,323	27,701	9,589	—
Cristóbal Conde(10) (director and executive officer)	1,967,088	218,552	75,657	—
John Connaughton(3)(12) (director)	34,849,657	3,872,184	1,340,371	13.73%
James H. Greene, Jr.(6)(13) (director)	34,849,657	3,872,184	1,340,371	13.73%
Glenn H. Hutchins(8)(14) (director)	34,488,546	3,832,061	1,326,483	13.59%
John Marren(9)(15) (director)	34,849,657	3,872,184	1,340,371	13.73%
Sanjeev Mehra(5)(16) (director)	28,393,651	3,154,850	1,092,063	11.19%
James L. Mann (former executive officer)	—	—	—	—
Michael K. Muratore(10) (executive officer)	636,829	70,754	24,493	—
Julie Richardson(7)(17) (director)	21,295,238	2,366,138	819,048	8.39%
Richard C. Tarbox(10) (executive officer)	618,780	68,751	23,799	—
All 24 directors and executive officers as a group(10)(11)(12)(13)(14)(15)(16)(17)(18)	233,376,898	25,930,724	8,976,035	91.95%

(1)	Includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)	Unless otherwise indicated, the beneficial ownership of any named person does not exceed, in the aggregate, one percent of the outstanding equity securities of SunGard Capital Corp. and SunGard Capital Corp. II on March 1, 2006, as adjusted as required by applicable rules.

(3)

Includes (i) 34,693,273 Class A shares and 3,801,832 Class L shares of common stock of SunGard Capital Corp. and 1,313,076 shares of preferred stock of SunGard Capital Corp. II held by Bain Capital Integral Investors, LLC (“Bain Integral”), whose administrative member is Bain Capital Investors, LLC (“BCI”);

and (ii) 156,384 Class A shares and 70,352 Class L shares of common stock of SunGard Capital Corp. and 27,295 shares of preferred stock of SunGard Capital Corp. II held by BCIP TCV, LLC (“BCIP TCV” and, together with Bain Integral, the “Bain Funds”), whose administrative member is BCI. The address of each of the entities listed in this footnote is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(4)	Includes (i) 18,317,228 Class A shares and 2,035,248 Class L shares of common stock of SunGard Capital Corp. and 704,509 shares of preferred stock of SunGard Capital Corp. II held by Blackstone Capital Partners IV L.P. (“BCP IV”), whose general partner is Blackstone Management Associates IV L.L.C. (“BMA IV”); (ii) 289,253 Class A shares and 32,139 Class L shares of common stock of SunGard Capital Corp. and 11,125 shares of preferred stock of SunGard Capital Corp. II held by Blackstone Capital Partners IV-A L.P. (“BCP IV-A”), whose general partner is BMA IV; (iii) 810,541 Class A shares and 90,060 Class L shares of common stock of SunGard Capital Corp. and 31,175 shares of preferred stock of SunGard Capital Corp. II held by Blackstone Family Investment Partnership IV-A L.P. (“BFIP IV-A”), whose general partner is BMA IV; (iv) 66,204 Class A shares and 7,356 Class L shares of common stock of SunGard Capital Corp. and 2,546 shares of preferred stock of SunGard Capital Corp. II held by Blackstone Participation Partnership IV L.P. (“BPP IV”), whose general partner is BMA IV; (v) 14,444,444 Class A shares and 1,604,938 Class L shares of common stock of SunGard Capital Corp. and 555,556 shares of preferred stock of SunGard Capital Corp. II held by Blackstone GT Communications Partners L.P. (“BGTCP”), whose general partner is Blackstone Communications Management Associates I L.L.C. (“BCMA IV”); and (vi) 921,986 Class A shares and 102,443 Class L shares of common stock of SunGard Capital Corp. and 35,461 shares of preferred stock of SunGard Capital Corp. II held by Blackstone Family Communications Partnership L.P. (“BFCP” and, collectively with BCP IV, BCP IV-A, BFIP IV-A, BPP IV and BGTCP, the “Blackstone Funds”), whose general partner is BCMA IV. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA IV and BCMA IV and as such may be deemed to share beneficial ownership of the shares held or controlled by the Blackstone Funds. Each of BMA IV and BCMA IV and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.

(5)

The Goldman Sachs Group, Inc., which we refer to as GS Group, Goldman, Sachs & Co., which we refer to as Goldman Sachs, and certain of their affiliates may be deemed to own beneficially and indirectly Class A shares and Class L shares of common stock of SunGard Capital Corp. and shares of preferred stock of SunGard Capital Corp. II which are owned directly or indirectly by investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing limited partner or managing partner. We refer to these investment partnerships as the GS Limited Partnerships. Goldman Sachs is an affiliate of each of, and investment manager for certain of, the GS Limited Partnerships. GS Group, Goldman, Sachs and the GS Limited Partnerships share voting power and investment power with certain of their respective affiliates. The GS Limited Partnerships and their respective beneficial ownership of shares of SunGard Capital Corp. and SunGard Capital Corp. II include: (i) 8,034,125 Class A shares and 892,681 Class L shares of common stock of SunGard Capital Corp. and 309,005 shares of preferred stock of SunGard Capital Corp. II held by GS Capital Partners 2000, L.P.; (ii) 2,552,674 Class A shares and 283,630 Class L shares of common stock of SunGard Capital Corp. and 98,180 shares of preferred stock of SunGard Capital Corp. II held by GS Capital Partners 2000 Employee Fund, L.P.; (iii) 2,919,293 Class A shares and 324,366 Class L shares of common stock of SunGard Capital Corp. and 112,281 shares of preferred stock of SunGard Capital Corp. II held by GS Capital Partners 2000 Offshore, L.P.; (iv) 354,921 Class A shares and 39,436 Class L shares of common stock of SunGard Capital Corp. and 13,651 shares of preferred stock of SunGard Capital Corp. II held by Goldman Sachs Direct Investment Fund 2000, L.P.; (v) 335,812 Class A shares and 37,312 Class L shares of common stock of SunGard Capital Corp. and 12,916 shares of preferred stock of SunGard Capital Corp. II held by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (vi) 7,475,480 Class A shares and 830,609 Class L shares of common stock of SunGard Capital Corp. and 287,518 shares of preferred stock of SunGard Capital Corp. II held by GS Capital Partners V Fund, L.P.; (vii) 3,861,537 Class A shares and 429,060 Class L shares of common stock of SunGard Capital Corp. and

148,521 shares of preferred stock of SunGard Capital Corp. II held by GS Capital Partners V Offshore Fund, L.P.; (viii) 296,373 Class A shares and 32,930 Class L shares of common stock of SunGard Capital Corp. and 11,399 shares of preferred stock of SunGard Capital Corp. II held by GS Capital Partners V GmbH & Co. KG; and (ix) 2,563,436 Class A shares and 284,826 Class L shares of common stock of SunGard Capital Corp. and 98,594 shares of preferred stock of SunGard Capital Corp. II held by GS Capital Partners V Institutional, L.P. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares owned directly and indirectly by the GS Limited Partnerships, except to the extent of their pecuniary interest therein, if any. The address for GS Group, Goldman Sachs and the GS Limited Partnerships is 85 Broad Street, New York, New York 10004.

(6)	Includes (i) 33,937,852 Class A shares and 3,770,872 Class L shares of common stock of SunGard Capital Corp. and 1,305,302 shares of preferred stock of SunGard Capital Corp. II held by KKR Millennium Fund L.P. (“KKR Millennium Fund”), whose general partner is KKR Associates Millennium L.P., whose general partner is KKR Millennium GP LLC; and (ii) 911,806 Class A shares and 101,312 Class L shares of common stock of SunGard Capital Corp. and 35,069 shares of preferred stock of SunGard Capital Corp. II held by KKR Partners III, L.P. (“KKR III” and, together with KKR Millennium Fund, the “KKR Funds”), whose general partner is KKR III GP LLC. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Michael M. Calbert and Scott C. Nuttall, as members or managing members of KKR Millennium GP LLC and KKR III GP LLC, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Millennium GP LLC and KKR III GP LLC, respectively, but disclaim such beneficial ownership except to the extent of their pecuniary interest therein. The address of each of the entities listed in this footnote is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(7)	Includes (i) 18,390,397 Class A shares and 2,043,377 Class L shares of common stock of SunGard Capital Corp. and 707,323 shares of preferred stock of SunGard Capital Corp. II held by Providence Equity Partners V LP (“PEP V”), whose general partner is Providence Equity GP V LP, whose general partner is Providence Equity Partners V L.L.C. (“PEP V LLC”); and (ii) 2,904,841 Class A shares and 322,760 Class L shares of common stock of SunGard Capital Corp. and 111,725 shares of preferred stock of SunGard Capital Corp. II held by Providence Equity Partners V-A LP (“PEP V-A” and, together with PEP V, the “Providence Equity Funds”), whose general partner is Providence Equity GP V LP, whose general partner is PEP V LLC. PEP V LLC may be deemed to share beneficial ownership of the shares owned by PEP V and PEP V-A. PEP V LLC disclaims this beneficial ownership. Messrs. Angelakis, Creamer, Masiello, Mathieu, Nelson, Pelson and Salem are members of PEP V LLC and may also be deemed to possess indirect beneficial ownership of the securities owned by the Providence Equity Funds, but disclaim such beneficial ownership. The address of each of the entities listed in this footnote is c/o Providence Equity Partners Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(8)	Includes (i) 34,440,889 Class A shares and 3,826,765 Class L shares of common stock of SunGard Capital Corp. and 1,324,650 shares of preferred stock of SunGard Capital Corp. II held by Silver Lake Partners II, L.P. (“SLP II”), whose general partner is Silver Lake Technology Associates II, L.L.C. (“SLTA II”); and (ii) 47,657 Class A shares and 5,295 Class L shares of common stock of SunGard Capital Corp. and 1,833 shares of preferred stock of SunGard Capital Corp. II held by Silver Lake Technology Investors II, L.P. (“SLTI II” and, together with SLP II, the “Silver Lake Funds”), whose general partner is SLTA II. The address of each of the entities listed in this footnote is c/o Silver Lake Partners, 9 West 57th Street, 25th Floor, New York, New York 10019.

(9)

Includes (i) 20,745,833 Class A shares and 2,305,093 Class L shares of common stock of SunGard Capital Corp. and 797,917 shares of preferred stock of SunGard Capital Corp. II held by TPG Partners IV, L.P. (“TPG IV”), whose general partner is TPG GenPar IV, L.P. (“TPG GenPar IV”), whose general partner is TPG Advisors IV, Inc. (“TPG Advisors IV”); (ii) 2,349,389 Class A shares and 261,043 Class L shares of common stock of SunGard Capital Corp. and 90,361 shares of preferred stock of SunGard Capital Corp. II held by T3 Partners II, L.P. (“T3 Partners II”), whose general partner is T3 GenPar II, L.P. (“T3 GenPar II”), whose general partner is T3 Advisors II, Inc. (“T3 Advisors II”); (iii) 377,000 Class A shares and 41,889 Class L shares of common stock of SunGard Capital Corp. and 14,500 shares of preferred stock of SunGard Capital Corp. II held by T3 Parallel II, L.P. (“T3 Parallel II”), whose general partner is T3 GenPar II, whose general partner is T3 Advisors II; (iv) 5,416,667 Class A shares and 601,852 Class L shares of common stock of SunGard Capital Corp. and 208,333 shares of preferred stock of SunGard Capital Corp. II held by TPG Solar III LLC (“TPG Solar III”), whose managing member is TPG Partners III, L.P. (“TPG Partners III”), whose general partner is TPG GenPar III, L.P. (“TPG GenPar III”), whose general partner is TPG Advisors III, Inc. (“TPG Advisors III”); and (v) 5,960,768 Class A shares and 662,308 Class L shares of common stock of SunGard Capital Corp. and 229,260 shares of preferred stock of SunGard Capital Corp. II held by TPG Solar Co-Invest LLC (“TPG Solar Co-Invest” and, collectively with TPG IV, T3 Partners II, T3 Parallel II and TPG Solar III, the “Texas Pacific Group Funds”), whose managing member is TPG GenPar IV, whose general partner is TPG Advisors IV. Messrs. David Bonderman, James G. Coulter and William S. Price, III, as directors, officers and sole shareholders of each of TPG Advisors IV, T3 Advisors II and TPG Advisors III, may be deemed to have investment powers and beneficial ownership with respect to the shares owned by the Texas Pacific Group Funds, but disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. The address of each of the entities and persons identified in this footnote is c/o Texas Pacific Group, 301 Commerce Street, Fort Worth, Texas 76102.

(10)	Includes the following shares which the beneficial owner has the right to acquire within 60 days after March 1, 2006 by exercising stock options:

Beneficial Owner	Shares of Class A Common Stock	Shares of Class L Common Stock	Shares of Preferred Stock
Cristóbal Conde	378,199	42,009	14,546
James E. Ashton III	474,586	52,730	18,253
Robert F. Clarke	249,323	27,701	9,589
Michael K. Muratore	151,279	16,804	5,818
Richard C. Tarbox	618,780	68,751	23,799
All directors and officers as a group	5,093,377	565,888	195,899

Includes estimated shares that the executive has the right to receive pursuant to performance-based options subject to the Compensation Committee’s evaluation and approval of the extent to which the performance criteria have been met.

(11)	Mr. Chu, a director of the Equity-Issuing Parent Companies and SunGard Data Systems Inc., is a member of BMA IV and BCMA IV and a senior managing director of The Blackstone Group, L.P. Amounts disclosed for Mr. Chu are also included above in the amounts disclosed in the table next to “Blackstone Funds.” Mr. Chu disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds, except to the extent of his pecuniary interest therein.

(12)	Mr. Connaughton, a director of the Equity-Issuing Parent Companies and SunGard Data Systems Inc., is a member of BCI and a managing director of BCI and Bain Capital Partners, LLC. Amounts disclosed for Mr. Connaughton are also included above in the amounts disclosed in the table next to “Bain Funds.” Mr. Connaughton disclaims beneficial ownership of any shares owned directly or indirectly by the Bain Funds, except to the extent of his pecuniary interest therein.

(13)	Mr. Greene, a director of the Equity-Issuing Parent Companies and SunGard Data Systems Inc., is a member of KKR Millennium GP LLC and KKR III GP LLC. Amounts disclosed for Mr. Greene are also included above in the amounts disclosed in the table next to “KKR Funds.” Mr. Greene disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds, except to the extent of his pecuniary interest therein.

(14)

Mr. Hutchins, a director of the Equity-Issuing Parent Companies and SunGard Data Systems Inc., is a managing director of SLTA II. Amounts disclosed for Mr. Hutchins are also included above in the amounts disclosed in the table next to “Silver Lake Funds.” Mr. Hutchins disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds, except to the extent of his pecuniary interest therein.

(15)	Mr. Marren, a director of the Equity-Issuing Parent Companies and SunGard Data Systems Inc., is a senior partner of Texas Pacific Group, an affiliate of the Texas Pacific Group Funds. Amounts disclosed for Mr. Marren are also included above in the amounts disclosed in the table next to “Texas Pacific Group Funds.” Mr. Marren disclaims beneficial ownership of any shares owned directly or indirectly by the Texas Pacific Group Funds, except to the extent of his pecuniary interest therein.

(16)	Mr. Mehra, a director of the Equity-Issuing Parent Companies and SunGard Data Systems Inc., is a managing director of Goldman Sachs. Amounts disclosed for Mr. Mehra are also included above in the amounts disclosed in the table next to “GS Limited Partnerships.” Mr. Mehra disclaims beneficial ownership of any shares owned directly or indirectly by the GS Limited Partnerships, except to the extent of his pecuniary interest therein.

(17)	Ms. Richardson, a director of the Equity-Issuing Parent Companies and SunGard Data Systems Inc., is a managing director of Providence Equity Partners, Inc., an affiliate of the Providence Equity Funds. Amounts disclosed for Ms. Richardson are also included above in the amounts disclosed in the table next to “Providence Equity Funds.” Ms. Richardson disclaims beneficial ownership of any shares owned directly or indirectly by the Providence Equity Funds, except to the extent of her pecuniary interest therein.

(18)	Excluding shares beneficially owned by Ms. Richardson and Messrs. Chu, Connaughton, Greene, Hutchins, Marren and Mehra, the number of shares beneficially owned by all 24 directors and officers as a group is as follows: Class A Common — 9,800,834; Class L Common — 1,088,939; Preferred — 376,955; percent of classes — 3.86%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On August 11, 2005, upon completion of the Transaction, the company and the parent companies entered into a management agreement with affiliates of each of the Sponsors pursuant to which such entities or their affiliates provide management services. Under the management agreement, affiliates of the Sponsors receive an aggregate annual management fee equal to 1% of the company’s “EBITDA,” as defined in the indentures governing the notes (but assuming the management fee had not been paid for purposes of such calculation), and reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with the Transaction closing date and in connection with the provision of services pursuant to the agreement. In connection with the Transaction, SunGard Holdco LLC, the company’s parent, paid the Sponsors $96 million in fees and expenses for financial and structural advice and analysis as well as assistance with due diligence investigations and debt financing negotiations. During the period August 11, 2005 through December 31, 2005, the company recorded an additional $6.5 million relating to management fees. During the three months ended March 31, 2006, the company recorded $4 million relating to management fees.

In the event that the management agreement is terminated by the Sponsors or the company and its parent companies, the Sponsors will receive a lump sum payment equal to the present value of the annual management fees that would have been payable for the remainder of the term of the management agreement. The initial term of the management agreement is ten years, and it extends annually for one year unless the Sponsors or the company and its parent companies provide notice to the other. Finally, the management agreement provides that affiliates of the Sponsors will be entitled to receive a fee equal to 1% of the gross transaction value in connection with certain subsequent financing, acquisition, disposition and change of control transactions. The management agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates.

In connection with the Transaction, SunGard Capital Corp., an indirect parent company of SunGard Data Systems Inc. received a $16 million promissory note from Cristóbal Conde, our chief executive officer in payment for 1.6 million shares of Class A common stock and 0.2 million shares of Class L common stock. Also in connection with the Transaction, SunGard Capital Corp. II, an indirect parent company of SunGard Data Systems Inc., received a $6 million promissory note (together with the SunGard Capital Corp. note, the “Notes”) from Mr. Conde in payment for 61,000 shares of preferred stock. The Notes bear interest at a floating rate equal to LIBOR plus 2.5% divided by 0.84725% per annum and are payable on the last day of each calendar quarter in arrears. Principal payments are due upon written demand by SunGard Capital Corp. and SunGard Capital Corp. II. The Notes are fully recourse notes and are secured by a pledge of Mr. Conde’s shares of SunGard Capital Corp. and SunGard Capital Corp. II. SunGard Data Systems Inc. is not a party to these arrangements, which were entered into prior to the consummation of the Transaction.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

In connection with the Transaction, we entered into a senior secured credit agreement with J.P. Morgan Securities Inc., as joint lead arranger and joint bookrunner, Citigroup Global Markets Inc., as joint lead arranger, joint bookrunner and co-syndication agent, Deutsche Bank Securities Inc., as joint bookrunner and co-syndication agent, and JPMorgan Chase Bank, N.A. as administrative agent and collateral agent.

The senior secured credit facilities provide senior secured financing of $5,000 million, consisting of:

•	$4,000 million-equivalent in term loan facilities, comprised of a $3,685 million facility and $315 million-equivalent facilities, $165 million of which is be denominated in euros and $150 million of which is be denominated in pounds sterling; and

•	a $1,000 million revolving credit facility.

SunGard is the primary borrower under the senior secured credit facilities, except that a newly formed U.K. subsidiary, organized under the laws of the United Kingdom, is the borrower under the sterling and euro term loan facilities. We also have the ability to designate one or more of our other U.K. subsidiaries as borrowers under the revolving credit facility. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice referred to as the swingline loans and is available in U.S. dollars, euros and pound sterling.

Interest Rate and Fees

Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds rate plus  1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings is, under the revolving credit facility, 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings and, under the term loan facilities, 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The applicable margin for borrowings under the revolving credit facility may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to our attaining certain leverage ratios. We must also pay customary letter of credit fees.

Prepayments

The senior secured credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage is reduced to 0% if our total leverage ratio is less than 5.00 to 1.00) of our annual excess cash flow;

•	100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property by SunGard Holdco LLC and its subsidiaries (including insurance and condemnation proceeds), other than the sale of receivables in connection with the receivables facility, if we do not commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months as long as such reinvestment is completed within 180 days;

•	100% of the net cash proceeds of any incurrence of debt, other than proceeds from the receivables facility and other debt permitted under the senior secured credit agreement; and

•	100% of the net cash proceeds of financings under the receivables facility in excess of $500 million, including increases in the amount of the receivables facility.

The foregoing mandatory prepayments are applied pro rata to the term loan facilities and to installments of the term loan facilities in direct order of maturity.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay installments on the loans under the term loan facilities in quarterly principal amounts of 0.25% of their funded total principal amount for the first seven years and three months, with the remaining amount payable on the date that is seven years and six months from the date of the closing of the senior secured credit facilities.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities.

Guarantee and Security

All obligations under the senior secured credit agreement are unconditionally guaranteed by SunGard Holdco LLC and, subject to certain exceptions, each of our existing and future domestic wholly owned subsidiaries, referred to, collectively, as U.S. Guarantors. In addition, the borrowings of our U.K. subsidiary borrowers under the revolving credit facility are unconditionally guaranteed by certain of our wholly owned U.K. subsidiaries.

All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all the following assets of SunGard Holdco LLC, us and each U.S. Guarantor, subject to certain exceptions:

•	a pledge of 100% of the capital stock of SunGard Data Systems Inc., 100% of the capital stock of each U.S. Guarantor and 65% of the capital stock of each of our wholly owned foreign subsidiaries that are directly owned by us or one of the U.S. Guarantors; and

•	a security interest in, and mortgages on, substantially all tangible and intangible assets of SunGard Holdco LLC, SunGard Data Systems Inc. and each U.S. Guarantor.

In addition, the obligations of U.K. borrowers under the revolving credit facility, and the U.K. guarantees of such obligations, are secured by the following (subject to certain exceptions and only to the extent that the granting of such security interests does not give rise to the requirement that the senior secured notes described under “—Senior Secured Notes” below be equally and ratably secured by such assets):

•	a pledge of the capital stock of each U.K. borrower and each U.K. guarantor; and

•	a lien on substantially all tangible and intangible assets of each U.K. borrower and each U.K. guarantor.

Certain Covenants and Events of Default

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness or issue preferred stock;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the exchange senior subordinated notes);

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements governing our subordinated indebtedness (including the exchange senior subordinated notes);

•	change our lines of business; and

•	change the status of SunGard Holdco LLC as a passive holding company.

In addition, the senior secured credit agreement requires us to maintain the following financial covenants:

•	a maximum total leverage ratio; and

•	a minimum interest coverage ratio.

The senior secured credit agreement also contains certain customary affirmative covenants and events of default.

Receivables Facility

Overview

In connection with the Merger, certain of our domestic subsidiaries entered into a receivables facility that provided, in the aggregate, up to $375 million in funding for a period of six years following the closing of the Merger. In December 2005, the agreements governing the principal receivables facility were amended to, among other things, increase the aggregate availability from $375 million to a maximum amount of $450 million and change certain other terms thereof, and the company terminated its transitional receivables facility (which had provided an amount of funding up to a maximum of $375 million less that amount of funding under the principal receivables facility). The aggregate availability under the receivables facility of $450 million is subject to the amount of eligible receivables and satisfaction of other customary conditions. As part of the amendments, certain additional subsidiaries of the company became participants in the facility. Subsidiaries that participate in the receivables facility transfer their receivables to a newly formed bankruptcy remote finance subsidiary of the company. The funding under the long-term receivables facility is provided by commercial paper conduits sponsored by lenders under our senior secured credit facilities. The investment of the commercial paper conduits in the long-term receivables facility is guaranteed by Financial Guaranty Insurance Company (the “insurer”).

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance of our subsidiaries that participate, or become eligible to participate, in the facility. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, excessive concentrations and average days outstanding and the costs of the facility.

A commercial paper conduit may discontinue its funding under the receivables facility at any time without cause. If it does, the bank sponsor of the applicable commercial paper conduit is obligated to fund the receivables facility.

It is anticipated that additional subsidiaries of the company may become parties to the receivables facility, subject to the satisfaction of specified conditions, including the completion of satisfactory due diligence with respect to the receivables of such subsidiaries by the insurer and the bank sponsors. Upon becoming parties, receivables originated by these subsidiaries will be included in the receivables balance eligible for funding under the receivables facility and will be included in the calculation of available funding thereunder.

Interest Rates and Fees

Under the receivables facility, the finance subsidiary is required to pay interest on the amount of each advance at the quoted cost of funds for each commercial paper conduit’s issuance of commercial paper. When not funded by the commercial paper conduits (but directly through the conduit sponsors), the long-term receivables facility provides funding at an applicable margin equal to 1.80%, plus, either (1) the 30-day commercial paper rate, or (2) the higher of (x) the applicable principal lender’s prime rate and (y) the federal funds effective rate plus 0.50%.

In addition, the finance subsidiary is required to pay a fee on the unused portion of the receivables facility of 0.50% per annum on the unused portion of the commitments under the receivables facility, payable monthly in arrears. These usage fees may be subject to reduction based on our attaining certain leverage ratios.

In addition, the company, acting as receivables collection agent, services, administers and collects receivables transferred pursuant to the receivables facility. Under the receivables facility, the company receives a monthly servicing fee of approximately 0.50% of the daily average outstanding balance of the receivables under such facility, payable monthly in arrears by our newly formed finance subsidiary.

Termination Events

The receivables facility may be terminated for material breaches of representations and warranties, bankruptcies of any seller, the collection agent or the transferor, a default by any seller or the transferor in the performance of any payment required to be made under the transaction documents, a merger or similar transaction involving the transferor, a merger or transaction involving any seller whereby the seller is not the surviving entity or cross acceleration under our other facilities, among other reasons.

Accounting Matters

The receivables facility has been structured in a manner that qualifies it for off-balance sheet treatment.

Senior Secured Notes

In January 2004, SunGard issued $250 million aggregate principal amount of 3.750% senior notes due 2009 and $250 million aggregate principal amount of 4.875% senior notes due 2014 under a single indenture. Upon consummation of the Transaction, the senior secured notes became secured on an equal and ratable basis with loans under the senior secured credit facilities to the extent required by the indenture governing the senior secured notes and are guaranteed by all our subsidiaries that guarantee the outstanding notes. The terms of the indenture governing the senior secured notes provide that, in addition to customary events of default, a payment default or other default resulting in acceleration of payment obligations under any other indebtedness of SunGard or its subsidiaries aggregating more than $75 million, including the outstanding notes, constitute an event of default under the indenture governing the senior secured notes.

THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

SunGard and the guarantors of the notes have entered into registration rights agreements with the initial purchasers of the outstanding notes in which they agreed, under certain circumstances, to use their reasonable best efforts to file a registration statement relating to offers to exchange the outstanding notes for exchange notes and thereafter cause the registration statement to become effective under the Securities Act no later than 360 days following the closing date of the issuances of the outstanding notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreement. The outstanding notes were issued on August 11, 2005.

Under the circumstances set forth below, SunGard and the guarantors will use their reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreements and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	if any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC do not permit us to effect the exchange offers as contemplated by the registration rights agreements;

•	if the exchange offers are not consummated within 360 days after the date of issuance of the outstanding notes;

•	if any initial purchaser so requests with respect to the outstanding notes not eligible to be exchanged for the exchange notes and held by it within 30 days after the consummation of the exchange offers; or

•	if any holder that participates in the exchange offers does not receive freely transferable exchange notes in exchange for tendered outstanding notes.

Under each registration rights agreement, if SunGard fails to complete the applicable exchange offer (other than in the event we file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to 360 days after the issue date (the “target registration date”), the interest rate on the outstanding notes will be increased by (x) 0.25% per annum for the first 90-day period immediately following the target registration date and (y) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case, until the applicable exchange offer is completed or the shelf registration statement, if required, is declared effective by the SEC or the outstanding notes cease to constitute transfer restricted notes, up to a maximum of 1.00% per annum of additional interest. Copies of the registration rights agreements have been filed as exhibits to the registration statement of which this prospectus is a part.

If you wish to exchange your outstanding notes for exchange notes in the exchange offers, you will be required to make the following written representations:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act;

•	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•	You cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•	in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offers

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, SunGard will accept for exchange in the applicable exchange offer any outstanding notes that are validly tendered and not validly withdrawn prior to the applicable expiration date. Outstanding notes may only be tendered in multiples of $2,000. SunGard will issue $2,000 principal amount of exchange notes in exchange for each $2,000 principal amount of outstanding notes surrendered in the applicable exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the applicable registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange fixed rate senior notes, the exchange floating rate senior notes and the exchange senior subordinated notes will be issued under and entitled to the benefits of the same indentures that authorized the issuance of the outstanding fixed rate senior notes, the outstanding floating rate senior notes and the outstanding senior subordinated notes. For a description of the indentures, see “Description of the Notes and Description of the Subordinated Notes.”

The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $1,600 million aggregate principal amount of the 9 1/8% Senior Notes due 2013 are outstanding, $400 million aggregate principal amount of the Senior Floating Rate Notes 2013 are outstanding and $1,000 million aggregate principal amount of the 10 1/4% Senior Subordinated Notes due 2015 are outstanding. This prospectus and the letters of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers. SunGard intends to conduct the exchange offers in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indentures relating to such holders’ series of outstanding notes and the applicable registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding notes under the applicable registration rights agreement.

SunGard will be deemed to have accepted for exchange properly tendered outstanding notes when it has given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the applicable registration rights agreement, SunGard expressly reserves the right to amend or terminate the applicable exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offers.”

If you tender your outstanding notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the applicable letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offers. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offers.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term “expiration date” means 12:00 a.m. midnight, New York City time, on July 11, 2006. However, if we, in our sole discretion, extend the period of time for which the applicable exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of such exchange offer.

To extend the period of time during which an exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

SunGard reserves the right, in its sole discretion:

•	to delay accepting for exchange any outstanding notes (if we amend or extend the applicable exchange offer);

•	to extend either exchange offer or to terminate either exchange offer if any of the conditions set forth below under “—Conditions to the Exchange Offers” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the applicable registration rights agreement, to amend the terms of either exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If SunGard amends an exchange offer in a manner that we determine to constitute a material change, it will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the Exchange Offers

Despite any other term of the exchange offers, SunGard will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and it may terminate or amend any of the exchange offers as provided in this prospectus prior to the expiration date if in its reasonable judgment:

•	the exchange offers or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offers that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offers.

In addition, SunGard will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offers,” “—Procedures for Tendering” and “Plan of Distribution;” or

•	any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

SunGard expressly reserves the right at any time or at various times to extend the period of time during which the exchange offers are open. Consequently, SunGard may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. SunGard will return any outstanding notes that it does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the applicable exchange offer.

SunGard expressly reserves the right to amend or terminate either exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified above. SunGard will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit and SunGard may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If SunGard fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that it may assert at any time or at various times prior to the expiration date.

In addition, SunGard will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indentures under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the applicable exchange offer, you must comply with either of the following:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent—Notes” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

•	In addition, either:

•	the exchange agent must receive certificates for outstanding notes along with the applicable letter of transmittal prior to the expiration date;

•	the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the applicable letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the applicable letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the applicable letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the applicable letter of transmittal or any certificates representing outstanding notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the applicable letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, SunGard will promptly issue exchange notes for outstanding notes that it has accepted for exchange under the applicable exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the applicable exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The applicable letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

SunGard will interpret the terms and conditions of the exchange offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. SunGard reserves the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither SunGard, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the applicable letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the applicable letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

•	Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless your are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offers. The Bank of New York also acts as trustee under the indentures governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier or Hand Delivery:

The Bank of New York 101 Barclay Street Reorganization Unit – Floor 7E New York, NY 10286 Attn: Diane Amoroso Telephone: 212-815-6331	212-298-1915 To Confirm by Telephone: 212-815-6331	The Bank of New York 101 Barclay Street Reorganization Unit – Floor 7E New York, NY 10286 Attn: Diane Amoroso Telephone: 212-815-6331

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

Each of the registration rights agreements provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will record the expenses of the exchange offers as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offers, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offerings of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF SENIOR NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to (a) prior to the consummation of the Acquisition, Solar Capital Corp. and not any of its Affiliates and (b) from and after the consummation of the Acquisition, SunGard Data Systems Inc. (“SunGard”) and its consolidated Subsidiaries, assuming completion of the Transaction; and (ii) the term “Issuer” refers only to (a) prior to the consummation of the Acquisition, Solar Capital Corp. and not any of its Affiliates and (b) from and after the consummation of the Acquisition, SunGard Data Systems Inc. and not any of its Subsidiaries.

The Issuer issued $1,600 million aggregate principal amount of 9 1/8% senior notes due 2013 (the “Fixed Rate Notes”) and $400 million aggregate principal amount of senior floating rate notes due 2013 (the “Floating Rate Notes” and together with the Fixed Rate Notes, the “Senior Notes”) under an indenture dated August 11, 2005 (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York, as trustee (the “Trustee”). The Senior Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. See “Notice to Investors.” Except as set forth herein, the terms of the Senior Notes are substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of those agreements, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Senior Notes. You may request copies of the Indenture at our address set forth under the heading “Prospectus Summary.”

Brief Description of Senior Notes

The Senior Notes are:

•	unsecured senior obligations of the Issuer;

•	pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities and Senior Secured Notes) of the Issuer;

•	effectively subordinated to all secured Indebtedness of the Issuer (including the Senior Credit Facilities and Senior Secured Notes);

•	senior in right of payment to any future Subordinated Indebtedness (as defined with respect to the Senior Notes) (including the Senior Subordinated Notes) of the Issuer;

•	initially guaranteed on a senior unsecured basis by each Restricted Subsidiary that guarantees the Senior Credit Facilities; and

•	subject to registration with the SEC pursuant to a Registration Rights Agreement.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, jointly and severally irrevocably and unconditionally guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Senior Notes, whether for payment of principal of or interest on or Additional Interest in respect of the Senior Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Restricted Subsidiaries (other than as detailed below) guarantee the Senior Notes. Each of the Guarantees of the Senior Notes is a general unsecured obligation of each Guarantor and is pari passu in right of payment with all existing and future Senior Indebtedness of each such entity, is effectively subordinated to all secured Indebtedness of each such entity and is senior in right of payment to all existing and future Subordinated Indebtedness (including the Senior Subordinated Notes) of each such entity. The Senior Notes are structurally subordinated to Indebtedness of Subsidiaries of the Issuer that do not Guarantee the Senior Notes.

Not all of the Issuer’s Subsidiaries guarantee the Senior Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. None of our Foreign Subsidiaries, broker-dealer subsidiaries, non-Wholly Owned Subsidiaries (subject to certain limited exceptions) or any Receivables Subsidiary guarantee the Senior Notes. For the three months ended March 31, 2006, the non-guarantor Subsidiaries generated 29% and 20% of SunGard’s total revenue and EBITDA, respectively. In addition, as of March 31, 2006, the non-guarantor Subsidiaries held 18% of SunGard’s consolidated assets.

The obligations of each Guarantor under its Guarantees are limited as necessary to prevent the Guarantees from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payment on the notes.”

A Guarantee by a Guarantor provides by its terms that it shall be automatically and unconditionally released and discharged upon:

(1) (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(d) the Issuer exercising its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

Senior Secured Indebtedness Versus the Senior Notes

The payment of the principal of, premium, if any, and interest on the Senior Notes and the payment of any Guarantee rank pari passu in right of payment to all Senior Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the Senior Credit Facilities and the Senior Secured Notes.

The Senior Notes are effectively subordinated in right of payment to all of the Issuer’s and the Guarantor’s existing and future secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of March 31, 2006, SunGard had $4,590 million of secured Indebtedness, consisting entirely of secured Indebtedness under the Senior Credit Facilities and the Senior Secured Notes (which have a face amount of $500 million, but are recorded at $453 million and have been secured as of the Issue Date). As of March 31, 2006, $364 million of funding also is outstanding under our Receivables Facility.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Senior Notes

The Issuer maintains one or more paying agents for the Senior Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Senior Notes is the Trustee.

The Issuer also maintains a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Senior Notes outstanding from time to time and makes payments on and facilitates transfer of Senior Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Senior Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Senior Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $2,000 million of Senior Notes in this offering, $1,600 million of which are Fixed Rate Notes and $400 million of which are Floating Rate Notes. The Senior Notes mature on August 15, 2013. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Fixed Rate Notes and/or Floating Rate Notes from time to time after this offering under the Indenture (“Additional Senior Notes”). The Fixed Rate Notes and the Floating Rate Notes are each separate series of Senior Notes but are treated as a single class of securities under the Indenture, except as otherwise stated herein. As a result, Holders of each series of Senior Notes do not have separate rights to, among other things, give notice of Defaults or to direct the Trustee to exercise remedies during Event of Default or otherwise. The Senior Notes offered by the Issuer and any Additional Senior Notes subsequently issued under the Indenture are treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Senior Notes” for all purposes of the Indenture and this “Description of Senior Notes” include any Additional Senior Notes that are actually issued.

Fixed Rate Notes

Interest on the Fixed Rate Notes accrues at the rate of 9 1/8% per annum and is payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006, to the Holders of Fixed Rate Notes of record on the immediately preceding February 1 and August 1. Interest on the Fixed Rate Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Fixed Rate Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Floating Rate Notes

The Floating Rate Notes bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 4.50%, as determined by the calculation agent (the “Calculation Agent”), which initially is the Trustee. Interest on the Floating Rate Notes is payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006, to the Holders of Floating Rate Notes of record on the immediately preceding February 1 and August 1. Interest on the Floating Rate Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date.

Set forth below is a summary of certain of the defined terms used in the Indenture relating solely to the Floating Rate Notes.

“Determination Date,” with respect to an Interest Period, is the second London Banking Day preceding the first day of the Interest Period.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period commenced on and included the Issue Date and ended on and included February 14, 2006.

“LIBOR,” with respect to an Interest Period, is the rate (expressed as a percentage per annum) for deposits in United States dollars for a six-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a six-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a six-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

“London Banking Day” is any day in which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than U.S. $1,000,000 for a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

The amount of interest for each day that the Floating Rate Notes are outstanding (the “Daily Interest Amount”) is calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Notes. The amount of interest to be paid on the Floating Rate Notes for each Interest Period is calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any of the above calculations are rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations are rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by applicable law.

Additional Interest

Additional Interest may accrue on the Senior Notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Senior Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement. Principal of, premium, if any, and interest on the Senior Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Senior Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Senior Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in New York will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Senior Notes as described under the caption “Repurchase at the Option of Holders.” We may at any time and from time to time purchase Senior Notes in the open market or otherwise.

Optional Redemption

Fixed Rate Notes

Except as set forth below, the Issuer is not entitled to redeem Fixed Rate Notes at its option prior to August 15, 2009.

At any time prior to August 15, 2009, the Issuer may redeem all or a part of the Fixed Rate Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Fixed Rate Notes, at a redemption price equal to 100% of the principal amount of the Fixed Rate Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders of Fixed Rate Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after August 15, 2009, the Issuer may redeem the Fixed Rate Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Fixed Rate Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Fixed Rate Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on August 15 of each of the years indicated below:

Year	Percentage
2009	104.563%
2010	102.281%
2011 and thereafter	100.000%

In addition, until August 15, 2008, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Fixed Rate Notes at a redemption price equal to 109.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Fixed Rate Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the aggregate principal amount of Fixed Rate Notes originally issued under the Indenture and any Additional Senior Notes that are Fixed Rate Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Notice of any redemption upon any Equity Offering may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The Trustee shall select the Fixed Rate Notes to be purchased in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Floating Rate Notes

Except as set forth below, the Issuer is not entitled to redeem Floating Rate Notes at its option prior to August 15, 2007.

At any time prior to August 15, 2007 the Issuer may redeem all or a part of the Floating Rate Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Floating Rate Notes, at a redemption price equal to 100% of the principal amount of Floating Rate Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, subject to the rights of Holders of Floating Rate Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after August 15, 2007 the Issuer may redeem the Floating Rate Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice” at the redemption prices (expressed as percentages of principal amount of the Floating Rate Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Floating Rate Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on August 15 of each of the years indicated below:

Year	Percentage
2007	103.000%
2008	102.000%
2009	101.000%
2010 and thereafter	100.000%

In addition, until August 15, 2007 the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of Floating Rate Notes issued by it at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum on the Floating Rate Notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Floating Rate Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the aggregate principal amount of Floating Rate Notes originally issued under the Indenture and any Additional Senior Notes that are Floating Rate Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Notice of any redemption upon any Equity Offering may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The Trustee shall select the Floating Rate Notes to be purchased in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Senior Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Senior Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Senior Notes to the address of such Holder appearing in the security register with a copy to the Trustee, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Senior Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Senior Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Senior Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Senior Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Senior Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Senior Notes and their election to require the Issuer to purchase such Senior Notes, provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Senior Notes, the principal amount of Senior Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Notes and its election to have such Senior Notes purchased;

(7) that if the Issuer is redeeming less than all of the Senior Notes, the Holders of the remaining Senior Notes will be issued new Senior Notes and such new Senior Notes will be equal in principal amount to the unpurchased portion of the Senior Notes surrendered. The unpurchased portion of the Senior Notes must be equal to $2,000 or an integral multiple thereof; and

(8) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Senior Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Senior Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Senior Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Senior Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and cause a Receivables Facility to be wound-down.

Our ability to pay cash to the Holders of Senior Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Senior Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Senior

Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Senior Notes protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Senior Notes may require the Issuer to make an offer to repurchase the Senior Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b) any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under the Senior Credit Facilities or the Senior Secured Notes; and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(c) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that the Issuer shall equally and ratably reduce Obligations under the Senior Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Senior Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Senior Notes that would otherwise be prepaid; or

(d) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

(3) to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $100 million, the Issuer shall make an offer to all Holders of the Senior Notes and, if required by the terms of any Indebtedness that is pari passu with the Senior Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Senior Notes and such Pari Passu Indebtedness that is an integral multiple of $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $100 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Senior Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Senior Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Senior Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuer is redeeming less than all of the Senior Notes issued by it at any time, the Trustee will select the Senior Notes to be redeemed (a) if the Senior Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Notes are listed or (b) on a pro rata basis to the extent practicable.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Senior Notes at such Holder’s registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Notes or a satisfaction and discharge of the Indenture. If any Senior Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Senior Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Senior Note in a principal amount equal to the unredeemed portion of the original Senior Note in the name of the Holder upon cancellation of the original Senior Note. Senior Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the date of the Issue Date (i) the Senior Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Senior Notes, the covenants specifically listed under the following captions in this “Description of Senior Notes” section of this prospectus will no longer be applicable to the Senior Notes:

(1) “Repurchase at the Option of Holders—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

In addition, during any period of time that: (i) the Senior Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the covenant described under “Repurchase at the Option of Holders—Change of Control” (the “Suspended Covenant”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenant under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Notes below an Investment Grade Rating and/or (b) the Issuer or any of its Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant under the Indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

There can be no assurance that the Senior Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning July 1, 2005, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock

and (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than by any Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $150 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Senior Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25 million (which shall increase to $50 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $50 million in any calendar year (which shall increase to $100 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in accordance with the covenant described under “ —Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of (x) $275 million or (y) 1.875% of Total Assets at the time made;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment used to fund the Transaction and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Senior Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

(16) the distribution, dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries were Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10), (11) or (16) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $5,750 million outstanding at any one time, less up to $1,000 million in the aggregate of mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from an Asset Sale or series of related Asset Sales that constitutes the sale, transfer, conveyance or other disposition of all or substantially all of a segment (as defined under GAAP) of the Issuer (other than any segment predominantly composed of assets acquired by the Issuer or its Restricted Subsidiaries subsequent to the Issue Date);

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by (a) the Senior Notes (including any Guarantee) (other than any Additional Senior Notes) and (b) the Senior Subordinated Notes (including any guarantee thereof);

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

(a) such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)(a)); and

(b) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Senior Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Senior Notes of such Guarantor;

provided further that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “ —Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “ —Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $600 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence by the Issuer or any Restricted Subsidiary, of the Issuer of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Senior Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Senior Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer, that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(iii) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Indebtedness outstanding under a Credit Facility;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that either

(i) such Indebtedness, Disqualified Stock or Preferred Stock:

(a) is not Secured Indebtedness and is subordinated to the Senior Notes on terms no less favorable to the Holders thereof than the subordination terms set forth in the indenture governing the Senior Subordinated Notes as in effect on the Issue Date;

(b) is not incurred while a Default exists and no Default shall result therefrom;

(c) matures and does not require any payment of principal prior to the final maturity of the Senior Notes (other than in a manner consistent with the terms of the Indenture); and

(d) in the case of clause (y), is not incurred in contemplation of such acquisition or merger; or

(ii) after giving effect to such acquisition or merger, either

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b) the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of Foreign Subsidiaries of the Issuer incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) 5% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $200 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (19) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (19));

(20) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

(21) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “ —Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (21) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Senior Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Senior Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Obligations permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.0 to 1.0.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Senior Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “ —Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be greater than such Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Senior Notes and the Registration Rights Agreement; and

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Indenture, the Guarantees and the Senior Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2) the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in a State of the United States so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed 1% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on the Issue Date;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transaction and the payment of all fees and expenses related to the Transaction, in each case as disclosed in this prospectus;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith; and

(14) investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation and the indenture governing the Senior Subordinated Notes and the related documentation;

(b) the Indenture and the Senior Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

(a) if the Senior Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Senior Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Senior Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Notes;

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a) such Guarantee has been duly executed and authorized; and

(b) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture will require the Issuer to file with the SEC (and make available to the Trustee and Holders of the Senior Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the Holders of the Senior Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Senior Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer becomes a guarantor of the Senior Notes, the Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offers or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Notes;

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Senior Notes;

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 30% in principal amount of the Senior Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Senior Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $100 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $100 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary; or

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Senior Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Senior Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Senior Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Senior Notes by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Senior Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Senior Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Senior Note may pursue any remedy with respect to the Indenture or the Senior Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the total outstanding Senior Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Senior Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies has any liability for any obligations of the Issuer or the Guarantors under the Senior Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Senior Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Senior Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Senior Notes and have the Issuer and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Senior Notes to receive payments in respect of the principal of, premium, if any, and interest on the Senior Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Senior Notes concerning issuing temporary Senior Notes, registration of such Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Senior Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Senior Notes and the Issuer must specify whether such Senior Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Senior Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Senior Subordinated Notes or the indenture pursuant to which the Senior Subordinated Notes were issued or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Senior Notes, when either:

(1) all Senior Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) (a) all Senior Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the Indenture or the Senior Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, Senior Subordinated Notes (or the indenture under which the Senior Subordinated Notes are issued) or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Senior Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes, and any existing Default or compliance with any provision of the Indenture or the Senior Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes, other than Senior Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Senior Notes).

The Indenture provides that, without the consent of each affected Holder of Senior Notes, an amendment or waiver may not, with respect to any Senior Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Senior Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Senior Note or alter or waive the provisions with respect to the redemption of such Senior Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Senior Notes, except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Senior Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Senior Notes;

(9) make any change to or modify the ranking of the Senior Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Senior Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Senior Notes without the consent of any Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Senior Notes of such series in addition to or in place of certificated Senior Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Senior Notes to any provision of this “Description of Senior Notes” to the extent that such provision in this “Description of Senior Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Senior Notes; or

(12) making any amendment to the provisions of the Indenture relating to the transfer and legending of Senior Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Senior Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Senior Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Senior Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Senior Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Transaction Agreement.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Senior Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Senior Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Senior Note at August 15, 2007 (with respect to any Floating Rate Note) or August 15, 2009 (with respect to any Fixed Rate Note) (each such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Senior Note through August 15, 2007 (with respect to any Floating Rate Note, assuming that the rate of interest on the Floating Rate Notes for the period from the Redemption Date through August 15, 2007 will be equal to the rate of interest on the Floating Rate Notes in effect on the date on which the applicable notice of redemption is given) or August 15, 2009 (with respect to any Fixed Rate Note) (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Senior Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $50 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures on assets;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) (a) euro, or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500 million in the case of U.S. banks and $100 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (v) any expense resulting from the discounting of the Senior Secured Notes in connection with the application of purchase accounting in connection with the Transaction, (w) any Additional Interest and any “additional interest” with respect to the Senior Subordinated Notes, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to June 30, 2006), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3) any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property and equipment, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded, and

(12) accruals and reserves that are established within twelve months after the Issue Date that are so required to be established as a result of the Transaction in accordance with GAAP shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Receivables Facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Senior Notes or the date the Senior Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior Notes and the Credit Facilities and (ii) any amendment or other modification of the Senior Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write offs or write downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates”; plus

(i) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions are taken within 36 months after the Issue Date and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $100 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(k) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”;

(2) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, and

(3) increased or decreased by (without duplication):

(a) any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable,

(b) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means, each Restricted Subsidiary that Guarantees the Senior Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Senior Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, RBC Capital Markets Corporation and BNY Capital Markets, Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means Silver Lake Partners, Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Inc., Texas Pacific Group and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means August 11, 2005.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Issuer” shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $250 million (unless otherwise expressly stated).

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant.

“Permitted Holders” means each of the Investors and members of management of the Issuer (or its direct parent) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) on the Issue Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Receivables Facility;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $15 million outstanding at any one time, in the aggregate; and

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (18) or (19) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens securing Indebtedness permitted to be incurred pursuant to clause (18) extend only to the assets of Foreign Subsidiaries and Liens securing Indebtedness permitted to be incurred pursuant to clause (19) are solely on acquired property or the assets of the acquired entity, as the case may be;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9) and (27); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9) and (27) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $50 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business; and

(27) Liens to secure the Senior Secured Notes.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Senior Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Senior Notes dated as of the Issue Date, among Solar Capital Corp., SunGard, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Credit Agreement entered into as of the Issue Date by and among SunGard Holdco LLC, the Issuer, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities or Senior Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Senior Secured Notes” means the $250 million aggregate principal amount of 3.75% senior notes due 2009 and $250 million aggregate principal amount of 4.875% senior notes due 2014, each of SunGard and outstanding on the Issue Date.

“Senior Subordinated Notes” means the $1,000,000,000 aggregate principal amount of the Issuer’s 10 1/4% senior subordinated notes due 2015 issued on the Issue Date.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and SunGard.

“Subordinated Indebtedness” means, with respect to the Senior Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Senior Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of the Senior Notes and the Senior Subordinated Notes, the granting of Liens on the Senior Secured Notes, fundings under any Receivables Facility and borrowings under the Senior Credit Facilities as in effect on the Issue Date.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of March 27, 2005 between Solar Capital Corp. and SunGard as the same may be amended prior to the Issue Date.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to August 15, 2007 (in the case of Floating Rate Notes) or August 15, 2009 (in the case of Fixed Rate Notes); provided, however, that if the period from the Redemption Date to August 15, 2007 (in the case of Floating Rate Notes) or August 15, 2009 (in the case of Fixed Rate Notes) is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for the Issuer its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation,

in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

DESCRIPTION OF SENIOR SUBORDINATED NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to (a) prior to the consummation of the Acquisition, Solar Capital Corp. and not any of its Affiliates and (b) from and after the consummation of the Acquisition, SunGard Data Systems Inc. (“SunGard”) and its consolidated Subsidiaries, assuming completion of the Transaction; and (ii) the term “Issuer” refers only to (a) prior to the consummation of the Acquisition, Solar Capital Corp. and not any of its Affiliates and (b) from and after the consummation of the Acquisition, SunGard Data Systems Inc. and not any of its Subsidiaries.

The Issuer issued $1,000 million aggregate principal amount of 10 1/4% senior subordinated notes due 2015 (the “Senior Subordinated Notes”) under an indenture dated August 11, 2005 (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York, as trustee (the “Trustee”). The Senior Subordinated Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. See “Notice to Investors.” Except as set forth herein, the terms of the Senior Subordinated Notes are substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of those agreements, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Senior Subordinated Notes. You may request copies of the Indenture at our address set forth under the heading “Prospectus Summary.”

Brief Description of Senior Subordinated Notes

The Senior Subordinated Notes are:

•	unsecured senior subordinated obligations of the Issuer;

•	subordinated in right of payment to all existing and future Senior Indebtedness (including the Senior Credit Facilities, the Senior Secured Notes and the Senior Notes) of the Issuer;

•	effectively subordinated to all secured Indebtedness of the Issuer (including the Senior Credit Facilities and Senior Secured Notes);

•	senior in right of payment to any future Subordinated Indebtedness (as defined with respect to the Senior Subordinated Notes) of the Issuer;

•	initially guaranteed on an unsecured senior subordinated basis by each Restricted Subsidiary that guarantees the Senior Credit Facilities; and

•	subject to registration with the SEC pursuant to a Registration Rights Agreement.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, jointly and severally irrevocably and unconditionally guarantee, on an unsecured senior subordinated basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Senior Subordinated Notes, whether for payment of principal of or interest on or Additional Interest in respect of the Senior Subordinated Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Restricted Subsidiaries (other than as detailed below) guarantee the Senior Subordinated Notes. Each of the Guarantees of the Senior Subordinated Notes is a general unsecured obligation of each Guarantor, is subordinated in right of payment to all existing and future Senior Indebtedness of each such entity and is effectively subordinated to all secured Indebtedness of each such entity. The Senior Subordinated Notes are structurally subordinated to Indebtedness of Subsidiaries of the Issuer that do not Guarantee the Senior Subordinated Notes.

Not all of the Issuer’s Subsidiaries Guarantee the Senior Subordinated Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. None of our Foreign Subsidiaries, broker-dealer subsidiaries, non-Wholly Owned Subsidiaries (subject to certain limited exceptions) or any Receivables Subsidiary guarantee the Senior Subordinated Notes. For the three months ended March 31, 2006, the non-guarantor Subsidiaries generated 29% and 20% of SunGard’s total revenue and EBITDA, respectively. In addition, as of March 31, 2006, the non-guarantor Subsidiaries held 18% of SunGard’s consolidated assets.

The obligations of each Guarantor under its Guarantees are limited as necessary to prevent the Guarantees from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payment on the notes.”

A Guarantee by a Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1) (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(d) the Issuer exercising its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

Senior Indebtedness Versus the Senior Subordinated Notes

The payment of the principal of, premium, if any, and interest on the Senior Subordinated Notes and the payment of any Guarantee are subordinate in right of payment to the prior payment in cash in full of all Senior Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the Senior Credit Facilities, the Senior Secured Notes and the Senior Notes.

The Senior Subordinated Notes are subordinated in right of payment to all of the Issuer’s and the Guarantor’s existing and future Senior Indebtedness and effectively subordinated to all of the Issuer’s and the Guarantor’s existing and future Secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of March 31, 2006, SunGard had $6,599 million of Senior Indebtedness (of which $4,590 million was secured Indebtedness, consisting entirely of secured Indebtedness under the Senior Credit Facilities and the Senior Secured Notes (which have a face amount of $500 million, but are recorded at $453 million and were secured as of the Issue Date)). As of March 31, 2006, $364 million of funding also was outstanding under our Receivables Facility.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Senior Subordinated Notes

The Issuer maintains one or more paying agents for the Senior Subordinated Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Senior Subordinated Notes is the Trustee.

The Issuer also maintains a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Senior Subordinated Notes outstanding from time to time and makes payments on and facilitate transfer of Senior Subordinated Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Subordination of the Senior Subordinated Notes

Only Indebtedness of the Issuer or a Guarantor that is Senior Indebtedness will rank senior to the Senior Subordinated Notes and the Guarantees in accordance with the provisions of the Indenture. The Senior Subordinated Notes and Guarantees will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Issuer and the relevant Guarantor, respectively.

We agree in the Indenture that the Issuer and the Guarantors will not incur any Indebtedness that is subordinate or junior in right of payment to the Senior Indebtedness of such Person, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable Person or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Neither the Issuer nor any Guarantor is permitted to pay principal of, premium, if any, or interest on the Senior Subordinated Notes (or pay any other obligations relating to the Senior Subordinated Notes, including

Additional Interest, fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the provisions described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge” below and may not purchase, redeem or otherwise retire any Senior Subordinated Notes (collectively, “pay the notes”) (except in the form of Permitted Junior Securities) if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Issuer is not paid in full in cash when due (after giving effect to any applicable grace period); or

(2) any other default on Designated Senior Indebtedness of the Issuer occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, the Issuer is permitted to pay the Senior Subordinated Notes if the Issuer and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) (a “Non-Payment Default”) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuer is not permitted to pay the Senior Subordinated Notes (except in the form of Permitted Junior Securities) for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Issuer) of written notice (a “Blockage Notice”) of such Non-Payment Default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Issuer from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Issuer and related Guarantors are permitted to resume paying the Senior Subordinated Notes after the end of such Payment Blockage Period. The Senior Subordinated Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided that if any Blockage Notice is delivered to the Trustee by or on behalf of the holders of Designated Senior Indebtedness of the Issuer (other than the holders of Indebtedness under the Senior Credit Facilities), a Representative of holders of Indebtedness under the Senior Credit Facilities may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods on the Senior Subordinated Notes is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be at least 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, however, no default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Blockage Notice unless such default has been waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose).

In connection with the Senior Subordinated Notes, in the event of any payment or distribution of the assets of the Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Issuer or its property:

(1) the holders of Senior Indebtedness of the Issuer will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the Senior Subordinated Notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Issuer is paid in full in cash, any payment or distribution to which Holders of the Senior Subordinated Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of Senior Subordinated Notes may receive Permitted Junior Securities; and

(3) if a distribution is made to Holders of the Senior Subordinated Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Senior Subordinated Notes are required to hold it in trust for the holders of Senior Indebtedness of the Issuer and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Issuer to pay interest or principal with respect to the Senior Subordinated Notes when due by their terms. If payment of the Senior Subordinated Notes is accelerated because of an Event of Default, the Issuer must promptly notify the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness of the acceleration. So long as there shall remain outstanding any Senior Indebtedness under the Senior Credit Facilities, a Blockage Notice may be given only by the administrative agent thereunder unless otherwise agreed to in writing by the requisite lenders named therein. If any Designated Senior Indebtedness of the Issuer is outstanding, neither the Issuer nor any Guarantor may pay the Senior Subordinated Notes until five Business Days after the Representatives of all the issuers of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Senior Subordinated Notes only if the Indenture otherwise permits payment at that time.

Each Guarantor’s obligations under its Guarantee are senior subordinated obligations of that Guarantor. As such, the rights of Holders to receive payment pursuant to such Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Issuer’s obligations under the Senior Subordinated Notes apply equally to the obligations of such Guarantor under its Guarantee.

A Holder by its acceptance of Senior Subordinated Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Issuer or a Guarantor who are holders of Senior Indebtedness of the Issuer or such Guarantor, as the case may be, may recover more, ratably, than the Holders of the Senior Subordinated Notes, and creditors who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Senior Subordinated Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of Government Securities held in trust by the Trustee for the payment of principal of and interest on the Senior Subordinated Notes pursuant to the provisions described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge,” if the foregoing subordination provisions were not violated at the time the applicable amounts were deposited in trust pursuant to such provisions.

Transfer and Exchange

A Holder may transfer or exchange Senior Subordinated Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Subordinated Notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Senior Subordinated Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Senior Subordinated Note for a period of 15 days before a selection of Senior Subordinated Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $1,000 million of Senior Subordinated Notes in this offering. The Senior Subordinated Notes will mature on August 15, 2015. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Senior Subordinated Notes from time to time after this offering under the Indenture (“Additional Senior Subordinated Notes”). The Senior Subordinated Notes offered by the Issuer and any Additional Senior Subordinated Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Senior Subordinated Notes” for all purposes of the Indenture and this “Description of Senior Subordinated Notes” include any Additional Senior Subordinated Notes that are actually issued.

Interest on the Senior Subordinated Notes will accrue at the rate of 10 1/4% per annum and is payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006 to the Holders of Senior Subordinated Notes of record on the immediately preceding February 1 and August 1. Interest on the Senior Subordinated Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Senior Subordinated Notes is computed on the basis of a 360 day year comprised of twelve 30 day months.

Additional Interest

Additional Interest may accrue on the Senior Subordinated Notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Senior Subordinated Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement. Principal of, premium, if any, and interest on the Senior Subordinated Notes are payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Senior Subordinated Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Senior Subordinated Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in New York is the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Senior Subordinated Notes as described under the caption “Repurchase at the Option of Holders.” We may at any time and from time to time purchase Senior Subordinated Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer is not entitled to redeem the Senior Subordinated Notes at its option prior to August 15, 2010.

At any time prior to August 15, 2010 the Issuer may redeem all or a part of the Senior Subordinated Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder, at a redemption price equal to 100% of the principal amount of Senior Subordinated Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

On and after August 15, 2010 the Issuer may redeem the Senior Subordinated Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice” at the redemption prices (expressed as percentages of principal amount of the Senior Subordinated Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on August 15 of each of the years indicated below:

Year	Percentage
2010	105.125%
2011	103.417%
2012	101.708%
2013 and thereafter	100.000%

In addition, until August 15, 2008, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of Senior Subordinated Notes issued by it at a redemption price equal to 110.25% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the aggregate principal amount of Senior Subordinated Notes originally issued under the Indenture and any Additional Senior Subordinated Notes that are Senior Subordinated Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Notice of any redemption upon any Equity Offering may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The Trustee shall select the Senior Subordinated Notes to be purchased in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Senior Subordinated Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Subordinated Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Senior Subordinated Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and

Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Senior Subordinated Notes to the address of such Holder appearing in the security register with a copy to the Trustee, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Senior Subordinated Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Senior Subordinated Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Senior Subordinated Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Senior Subordinated Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Subordinated Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Senior Subordinated Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Senior Subordinated Notes and their election to require the Issuer to purchase such Senior Subordinated Notes, provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Senior Subordinated Notes, the principal amount of Senior Subordinated Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Subordinated Notes and its election to have such Senior Subordinated Notes purchased;

(7) that if the Issuer is redeeming less than all of the Senior Subordinated Notes, the Holders of the remaining Senior Subordinated Notes will be issued new Senior Subordinated Notes and such new Senior Subordinated Notes will be equal in principal amount to the unpurchased portion of the Senior Subordinated Notes surrendered. The unpurchased portion of the Senior Subordinated Notes must be equal to $2,000 or an integral multiple thereof; and

(8) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Senior Subordinated Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Senior Subordinated Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Subordinated Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Senior Subordinated Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Senior Subordinated Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities and Senior Notes limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes as a result of a Change of Control. The Senior Secured Notes do not currently have any such limitations. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and the holders of the Senior Notes to permit the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would restrict payments to the Holders of Senior Subordinated Notes under certain circumstances. The Senior Credit Facilities provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and cause a Receivables Facility to be wound-down.

Our ability to pay cash to the Holders of Senior Subordinated Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Senior Subordinated Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Senior Subordinated Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Senior Subordinated Notes protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Senior Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Senior Subordinated Notes may require the Issuer to make an offer to repurchase the Senior Subordinated Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Senior Subordinated Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Subordinated Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Subordinated Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b) any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under the Senior Indebtedness, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Senior Subordinated Indebtedness (and to correspondingly reduce commitments with respect thereto); provided that the Issuer shall equally and ratably reduce Obligations under the Senior Subordinated Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Senior Subordinated Notes to purchase their Senior Subordinated Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Senior Subordinated Notes that would otherwise be prepaid, or

(c) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary,

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

(3) to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $100 million, the Issuer shall make an offer to all Holders of the Senior Subordinated Notes and, if required by the terms of any Indebtedness that is pari passu with the Senior Subordinated Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Senior Subordinated Notes and such Pari Passu Indebtedness that is an integral multiple of $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $100 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Senior Subordinated Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Senior Subordinated Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Subordinated Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Senior Subordinated Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Subordinated Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The Senior Credit Facilities and Senior Notes limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes pursuant to this Asset Sales covenant. In the event the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and the holders of the Senior Notes to the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would restrict payments to the Holders of the Senior Subordinated Notes under certain circumstances.

Selection and Notice

If the Issuer is redeeming less than all of the Senior Subordinated Notes issued by it at any time, the Trustee will select the Senior Subordinated Notes to be redeemed (a) if the Senior Subordinated Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Subordinated Notes are listed or (b) on a pro rata basis to the extent practicable.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Senior Subordinated Notes at such Holder’s registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Subordinated Notes or a satisfaction and discharge of the Indenture. If any Senior Subordinated Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Senior Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Senior Subordinated Note in a principal amount equal to the unredeemed portion of the original Senior Subordinated Note in the name of the Holder upon cancellation of the original Senior Subordinated Note. Senior Subordinated Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Subordinated Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the date of the Issue Date (i) the Senior Subordinated Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Senior Subordinated Notes, the covenants specifically listed under the following captions in this “Description of Senior Subordinated Notes” section of this prospectus will no longer be applicable to the Senior Subordinated Notes:

(1) “Repurchase at the Option of Holders—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”; and

(8) “—Limitations on Layering.”

In addition, during any period of time that: (i) the Senior Subordinated Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the covenant described under “Repurchase at the Option of Holders—Change of Control” (the “Suspended Covenant”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenant under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Subordinated Notes below an Investment Grade Rating and/or (b) the Issuer or any of its Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Subordinated Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant under the Indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

There can be no assurance that the Senior Subordinated Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning July 1, 2005, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock

and (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than by any Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $150 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Senior Subordinated Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25 million (which shall increase to $50 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $50 million in any calendar year (which shall increase to $100 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of (x) $275 million or (y) 1.875% of Total Assets at the time made;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment used to fund the Transaction and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Senior Subordinated Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

(16) the distribution, dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries were Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10), (11) or (16) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $5,750 million outstanding at any one time, less up to $1,000 million in the aggregate of mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from an Asset Sale or series of related Asset Sales that constitutes the sale, transfer, conveyance or other disposition of all or substantially all of a segment (as defined under GAAP) of the Issuer (other than any segment predominantly composed of assets acquired by the Issuer or its Restricted Subsidiaries subsequent to the Issue Date);

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by (a) the Senior Subordinated Notes (including any Guarantee) (other than any Additional Senior Subordinated Notes) and (b) the Senior Notes (including any guarantee thereof);

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

(a) such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)(a)); and

(b) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Senior Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Senior Subordinated Notes of such

Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $600 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence by the Issuer or any Restricted Subsidiary, of the Issuer of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Senior Subordinated Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Senior Subordinated Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer, that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(iii) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Indebtedness outstanding under any Senior Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that either

(i) such Indebtedness, Disqualified Stock or Preferred Stock:

(a) is not Secured Indebtedness and is Senior Subordinated Indebtedness or Subordinated Indebtedness with terms no less favorable to the Holders thereof than the subordination terms set forth in the Indenture as in effect on the Issue Date;

(b) is not incurred while a Default exists and no Default shall result therefrom;

(c) matures and does not require any payment of principal prior to the final maturity of the Senior Subordinated Notes (other than in a manner consistent with the terms of the Indenture); and

(d) in the case of clause (y), is not incurred in contemplation of such acquisition or merger; or

(ii) after giving effect to such acquisition or merger, either

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b) the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of Foreign Subsidiaries of the Issuer incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) 5% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $200 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (19) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (19));

(20) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

(21) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “<*>Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (21) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness ranking pari passu with or subordinated to the Senior Subordinated Notes or any related Guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Subordinated Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Subordinated Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Senior Subordinated Notes and the related Guarantees and (b) Liens securing Senior Indebtedness of the Issuer or any Guarantor.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Senior Subordinated Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be greater than such Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Senior Subordinated Notes and the Registration Rights Agreement; and

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Indenture, the Guarantees and the Senior Subordinated Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2) the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in a State of the United States so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed 1% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on the Issue Date;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transaction and the payment of all fees and expenses related to the Transaction, in each case as disclosed in this prospectus;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith; and

(14) investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation and the Senior Notes and the related indenture;

(b) the Indenture and the Senior Subordinated Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

(a) if the Senior Subordinated Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Senior Subordinated Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Senior Subordinated Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Subordinated Notes;

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a) such Guarantee has been duly executed and authorized; and

(b) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Limitation on Layering

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Senior Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

(1) equal in right of payment with the Senior Subordinated Notes or such Guarantor’s Guarantee of the Senior Subordinated Notes, as the case may be; or

(2) expressly subordinated in right of payment to the Senior Subordinated Notes or such Guarantor’s Guarantee of the Senior Subordinated Notes, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Senior Subordinated Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Senior Subordinated Notes, in addition to providing such information to the Trustee and the Holders of the Senior Subordinated Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Senior Subordinated Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer becomes a guarantor of the Senior Subordinated Notes, the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Subordinated Notes (whether or not prohibited by the subordination provisions of the Indenture);

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Senior Subordinated Notes (whether or not prohibited by the subordination provisions of the Indenture);

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 30% in principal amount of the Senior Subordinated Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Senior Subordinated Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Subordinated Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $100 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $100 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary; or

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Senior Subordinated Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Subordinated Notes to be due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred under the Indenture as part of the Senior Credit Facilities shall be outstanding, no such acceleration shall be effective until the earlier of:

(1) acceleration of any such Indebtedness under the Senior Credit Facilities; or

(2) five Business Days after the giving of written notice of such acceleration to the Issuer and the administrative agent under the Senior Credit Facilities.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Subordinated Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Senior Subordinated Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Senior Subordinated Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Senior Subordinated Notes by notice to the Trustee may on behalf of the Holders of all of the Senior Subordinated Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Senior Subordinated Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Subordinated Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Senior Subordinated Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Senior Subordinated Note may pursue any remedy with respect to the Indenture or the Senior Subordinated Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the total outstanding Senior Subordinated Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Senior Subordinated Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Senior Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Senior Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Subordinated Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuer or the Guarantors under the Senior Subordinated Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Senior Subordinated Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Subordinated Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Senior Subordinated Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Senior Subordinated Notes and have the Issuer and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Senior Subordinated Notes to receive payments in respect of the principal of, premium, if any, and interest on the Senior Subordinated Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Senior Subordinated Notes concerning issuing temporary Senior Subordinated Notes, registration of such Senior Subordinated Notes, mutilated, destroyed, lost or stolen Senior Subordinated Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Subordinated Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Senior Subordinated Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Subordinated Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Subordinated Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Subordinated Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Senior Subordinated Notes and the Issuer must specify whether such Senior Subordinated Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Senior Subordinated Notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of

Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Senior Subordinated Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Senior Subordinated Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Senior Notes or the indenture pursuant to which the Senior Notes were issued or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Senior Subordinated Notes, when either:

(1) all Senior Subordinated Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Subordinated Notes which have been replaced or paid and Senior Subordinated Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) (a) all Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Senior Subordinated Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the Indenture or the Senior Subordinated Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the indenture governing the Senior Notes or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Subordinated Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Senior Subordinated Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Subordinated Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Subordinated Notes, and any existing Default or compliance with any provision of the Indenture or the Senior Subordinated Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Subordinated Notes, other than Senior Subordinated Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Senior Subordinated Notes).

The Indenture provides that, without the consent of each affected Holder of Senior Subordinated Notes, an amendment or waiver may not, with respect to any Senior Subordinated Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Senior Subordinated Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Senior Subordinated Note or alter or waive the provisions with respect to the redemption of such Senior Subordinated Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Subordinated Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Senior Subordinated Notes, except a rescission of acceleration of the Senior Subordinated Notes by the Holders of at least a majority in aggregate principal amount of the Senior Subordinated Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Senior Subordinated Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Subordinated Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Senior Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Senior Subordinated Notes;

(9) make any change in the subordination provisions thereof that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Senior Subordinated Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Senior Subordinated Notes without the consent of any Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Senior Subordinated Notes of such series in addition to or in place of certificated Senior Subordinated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Senior Subordinated Notes to any provision of this “Description of Senior Subordinated Notes” to the extent that such provision in this “Description of Senior Subordinated Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Senior Subordinated Notes; or

(12) making any amendment to the provisions of the Indenture relating to the transfer and legending of Senior Subordinated Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Senior Subordinated Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Senior Subordinated Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Subordinated Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first- class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Subordinated Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Senior Subordinated Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Senior Subordinated Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Transaction Agreement.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Senior Subordinated Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Senior Subordinated Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Senior Subordinated Note at August 15, 2010 (each such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Senior Subordinated Note through August 15, 2010 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Senior Subordinated Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $50 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures on assets;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) (a) euro, or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500 million in the case of U.S. banks and $100 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition and;

(11) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (v) any expense resulting from the discounting of the Senior Secured Notes in connection with the application of purchase accounting in connection with the Transaction, (w) any Additional Interest and any “additional interest” with respect to the Senior Notes, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to June 30, 2006), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3) any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property and equipment, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded, and

(12) accruals and reserves that are established within twelve months after the Issue Date that are so required to be established as a result of the Transaction in accordance with GAAP shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as

Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Designated Senior Indebtedness” means:

(1) any Indebtedness outstanding under the Senior Credit Facilities; and

(2) any other Senior Indebtedness permitted under the Indenture, the principal amount of which is $50 million or more and that has been designated by the Issuer as “Designated Senior Indebtedness.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Senior Subordinated Notes or the date the Senior Subordinated Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior Subordinated Notes and the Credit Facilities and (ii) any amendment or other modification of the Senior Subordinated Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write offs or write downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates”; plus

(i) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions are taken within 36 months after the Issue Date and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $100 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(k) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”;

(2) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, and

(3) increased or decreased by (without duplication):

(a) any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable,

(b) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means, each Restricted Subsidiary that Guarantees the Senior Subordinated Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Senior Subordinated Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, RBC Capital Markets Corporation and BNY Capital Markets, Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means Silver Lake Partners, Bain Capital Partners, The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Inc., Texas Pacific Group and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means August 11, 2005.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Issuer” shall be deemed to mean the board of directors of the Issuer when the fair market value is equal to or in excess of $250 million (unless otherwise expressly stated).

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant.

“Permitted Holders” means each of the Investors and members of management of the Issuer (or its direct parent) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) on the Issue Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a

Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Receivables Facility;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $15 million outstanding at any one time, in the aggregate; and

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof.

“Permitted Junior Securities” means:

(1) Equity Interests in the Issuer, any Guarantor or any direct or indirect parent of the Issuer; or

(2) unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Senior Subordinated Notes and the related Guarantees are subordinated to Senior Indebtedness under the Indenture;

provided that the term “Permitted Junior Securities” shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Senior Credit Facilities is treated as part of the same class as the Senior Subordinated Notes for purposes of such plan of reorganization; provided further that to the extent that any Senior Indebtedness of the Issuer or the Guarantors outstanding on the date of consummation of any such plan of reorganization is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (18) or (19) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens securing Indebtedness permitted to be incurred pursuant to clause (18) extend only to the assets of Foreign Subsidiaries and Liens securing Indebtedness permitted to be incurred pursuant to clause (19) are solely on acquired property or the assets of the acquired entity, as the case may be;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $50 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Senior Subordinated Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the Senior Subordinated Notes dated as of the Issue Date, among Solar Capital Corp., SunGard, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuer.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Credit Agreement entered into as of the Issue Date by and among SunGard Holdco LLC, the Issuer, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities or Senior Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; provided, however that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness of their agent or representative (a) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Indenture and (b) shall have receive a certificate from an officer of the Issuer to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture.

“Senior Notes” means the $1,600,000,000 aggregate principal amount of the Issuer’s 9 1/8% senior notes due 2013 and the $400,0000,000 aggregate principal amount of the Issuer’s senior floating rate notes due 2013, in each case issued on the Issue Date.

“Senior Subordinated Indebtedness” means:

(1) with respect to the Issuer, Indebtedness which ranks equal in right of payment to the Senior Subordinated Notes issued by the Issuer; and

(2) with respect to any Guarantor, Indebtedness which ranks equal in right of payment to the Guarantee of such entity of Senior Subordinated Notes.

“Senior Secured Notes” means the $250 million aggregate principal amount of 3.75% senior notes due 2009 and $250 million aggregate principal amount of 4.875% senior notes due 2014, each of SunGard and outstanding on the Issue Date.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and SunGard.

“Subordinated Indebtedness” means, with respect to the Senior Subordinated Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Senior Subordinated Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Subordinated Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of the Senior Notes and the Senior Subordinated Notes, the granting of Liens on the Senior Secured Notes, fundings under any Receivables Facility and borrowings under the Senior Credit Facilities as in effect on the Issue Date.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of March 27, 2005 between Solar Capital Corp. and SunGard as the same may be amended prior to the Issue Date.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to August 15, 2010; provided, however, that if the period from the Redemption Date to August 15, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for the Issuer its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation,

in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFERS

The exchange of outstanding notes for exchange notes in the exchange offers will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of exchange notes by an ERISA Plan with respect to which we or the initial purchasers of the outstanding notes are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the exchange notes. These class exemptions include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all the conditions of any such exemption will be satisfied.

Because of the foregoing, the exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the exchange notes constitutes assets of any Plan or (ii) the purchase and holding of the outstanding notes or the exchange notes (and the exchange of outstanding notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the outstanding notes or the exchange notes (and holding or disposing the outstanding notes or the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding and disposition of the outstanding notes or the exchange notes (and the exchange of outstanding notes for exchange notes).

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offers, they will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to an exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers. who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to an exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the registered exchange offers we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offers (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes and the related guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. In rendering its opinion, Simpson Thacher & Bartlett LLP will rely upon the opinion of Sheppard, Mullin, Richter & Hampton LLP as to all matters governed by the laws of the State of California, the opinion of Blank Rome LLP as to all matters governed by the laws of the State of Florida and the Commonwealth of Pennsylvania, the opinion of Ropes & Gray LLP as to all matters governed by the laws of the Commonwealth of Massachusetts and the opinion of Snell & Wilmer L.L.P. as to all matters governed by the laws of the State of Utah. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of funds affiliated with three of the Sponsors, Blackstone, KKR and Silver Lake. Some partners of Ropes & Gray LLP are members in RGIP LLC, which is an investor in certain investment funds affiliated with certain of the Sponsors and often a co-investor with such funds. RGIP LLC owns, directly and indirectly, shares of the capital stock of our Equity-Issuing Parent Companies representing less than 1% of the outstanding shares of stock of each such company.

EXPERTS

The financial statements as of December 31, 2005 and for the period from August 11, 2005 through December 31, 2005, and the financial statements as of December 31, 2004 and for the period January 1, 2005 to August 10, 2005 and for each of the two years in the period ended December 31, 2004, included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We and our guarantor subsidiaries have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantor subsidiaries and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We and our guarantor subsidiaries are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the exchange notes, we and our guarantor subsidiaries will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statements, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

So long as we and our guarantor subsidiaries are subject to the periodic reporting requirements of the Exchange Act, we and our guarantor subsidiaries are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes. We and our guarantor subsidiaries have agreed that, even if they are not required under the Exchange Act to furnish such information to the SEC, they will nonetheless continue to furnish information that would be required to be furnished by them and their guarantor subsidiaries by Section 13 of the Exchange Act, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by their certified independent accountants to the trustee and the holders of the outstanding notes or exchange notes as if they were subject to such periodic reporting requirements.

SUNGARD DATA SYSTEMS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Annual Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 (Successor) and December 31, 2004 (Predecessor)	F-3

Consolidated Statements of Operations for the period from August 11 through December 31, 2005 (Successor), the period from January 1 through August 11, 2005 (Predecessor) and the years ended December 31, 2004 and 2003 (Predecessor)

F-4

Consolidated Statements of Cash Flows for the period from August 11 through December 31, 2005 (Successor), the period from January 1 through August 11, 2005 (Predecessor) and the years ended December 31, 2004 and 2003 (Predecessor)

F-5

Consolidated Statement of Stockholder’s Equity for the period from August 11 through December 31, 2005 (Successor), the period from January 1 through August 11, 2005 (Predecessor) and the years ended December 31, 2004 and 2003 (Predecessor)

F-6
Notes to Consolidated Financial Statements	F-8

Interim Financial Statements
Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005 (Successor) (unaudited)	F-42
Consolidated Statements of Operations for the three months ended March 31, 2006 (Successor) and the three months ended March 31, 2005 (Predecessor) (unaudited)	F-43
Consolidated Statements of Cash Flows for the three months ended March 31, 2006 (Successor) and the three months ended March 31, 2005 (Predecessor) (unaudited)	F-44
Notes to Consolidated Financial Statements (unaudited)	F-45

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of SunGard Data Systems Inc.:

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. (predecessor) at December 31, 2004 and the results of its operations and its cash flows for the period January 1, 2005 to August 10, 2005 and for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, PA

March 8, 2006, except as to Note 14 which is as of April 18, 2006.

To the Board of Directors and Stockholder of SunGard Data Systems Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. (successor) at December 31, 2005, and the results of its operations and its cash flows for the period from August 11, 2005 to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 8, 2006, except as to Note 14 which is as of April 18, 2006.

SunGard Data Systems Inc.

Consolidated Balance Sheets

	Predecessor	Successor
(in millions except share and per-share amounts)	December 31, 2004	December 31, 2005
Assets
Current:
Cash and cash equivalents	$675	$317
Trade receivables, less allowance for doubtful accounts of $50 and $9	618	190
Earned but unbilled receivables	118	38
Prepaid expenses and other current assets	109	166
Clearing broker assets	232	391
Retained interest in accounts receivable sold	—	224
Deferred income taxes	43	40

Total current assets	1,795	1,366

Property and equipment, less accumulated depreciation of $925 and $72	620	705
Software products, less accumulated amortization of $416 and $83	353	1,528
Customer base, less accumulated amortization of $213 and $68	557	2,817
Other tangible and intangible assets, less accumulated amortization of $26 and $3	46	248
Trade name	—	1,019
Goodwill	1,824	6,904

Total Assets	$5,195	$14,587

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$45	$46
Accounts payable	60	67
Accrued compensation and benefits	180	218
Accrued interest expense	11	161
Other accrued expenses	241	282
Clearing broker liabilities	209	360
Deferred revenue	630	695

Total current liabilities	1,376	1,829

Long-term debt	509	7,383
Deferred income taxes	58	1,803

Total liabilities	1,943	11,015

Commitments and contingencies

Stockholder’s equity:
Predecessor:
Preferred stock, par value $.01 per share; 5,000,000 shares authorized, of which 3,200,000 shares are designated as Series A Junior Participating Preferred Stock	—	—
Common stock, par value $.01 per share; 800,000,000 shares authorized; 292,257,243 shares issued at December 31, 2004	3	—
Successor:
Common stock, par value $.01 per share; 100 shares authorized, issued and outstanding at December 31, 2005	—	—
Capital in excess of par value	957	3,629
Restricted stock plans	(2)	—
Retained earnings (accumulated deficit)	2,221	(29)
Accumulated other comprehensive income (loss)	177	(28)

	3,356	3,572
Treasury stock, at cost, 3,930,000 and 0 shares	(104)	—

Total stockholder’s equity	3,252	3,572

Total Liabilities and Stockholder’s Equity	$5,195	$14,587

The accompanying notes are an integral part of these financial statements.

SunGard Data Systems Inc.

Consolidated Statements of Operations

	Predecessor			Successor
(in millions)	Year ended December 31, 2003	Year ended December 31, 2004	Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005
Revenue:
Services	$2,661	$3,180	$2,126	$1,418
License and resale fees	210	282	179	166

Total products and services	2,871	3,462	2,305	1,584
Reimbursed expenses	84	94	66	47

	2,955	3,556	2,371	1,631

Costs and expenses:
Cost of sales and direct operating	1,292	1,608	1,119	741
Sales, marketing and administration	536	665	456	343
Product development	195	236	154	96
Depreciation and amortization	223	218	141	89
Amortization of acquisition-related intangible assets	89	119	84	147
Merger costs	(3)	6	121	18

	2,332	2,852	2,075	1,434

Income from operations	623	704	296	197
Interest income	6	8	9	6
Interest expense	(11)	(29)	(17)	(248)
Other income (expense)	(3)	78	—	(17)

Income (loss) before income taxes	615	761	288	(62)
Provision (benefit) for income taxes	245	307	142	(33)

Net income (loss)	$370	$454	$146	$(29)

The accompanying notes are an integral part of these financial statements.

SunGard Data Systems Inc.

Consolidated Statements of Cash Flows

	Predecessor			Successor
(in millions)	Year ended December 31, 2003	Year ended December 31, 2004	Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005
Cash flow from operations:
Net income (loss)	$370	$454	$146	$(29)
Reconciliation of net income (loss) to cash flow from operations:
Depreciation and amortization	311	337	225	236
Deferred income tax provision (benefit)	42	13	(14)	(57)
Stock compensation expense	—	—	59	29
Gain on sale of Brut, net of tax	—	(46)	—	—
Amortization of deferred financing costs and debt discount	—	—	—	20
Other noncash credits	(25)	(17)	(17)	(13)
Accounts receivable and other current assets	14	54	79	293
Accounts payable and accrued expenses	(89)	(1)	106	171
Clearing broker assets and liabilities, net	(5)	(18)	(3)	(5)
Deferred revenue	27	9	(10)	60

Cash flow from operations	645	785	571	705

Investment activities:
Cash paid for businesses acquired by the Company, net of cash acquired	(465)	(799)	(419)	(119)
Cash paid for property and equipment	(182)	(210)	(132)	(88)
Cash paid for software and other assets	(29)	(30)	(23)	(31)
Acquisition of SunGard	—	—	—	(11,577)
Cash received for sale of certain assets	13	194	5	15

Cash used in investment activities	(663)	(845)	(569)	(11,800)

Financing activities:
Cash received from borrowings for the Transaction	—	—	—	7,333
Investment by parent	—	—	—	3,450
Cash received from other borrowings, net of fees	147	591	75	179
Cash used to repay debt	(161)	(293)	(132)	(556)
Cash received from stock option and award plans	72	62	386	—
Cash used to purchase treasury stock	—	(104)	—	—

Cash provided by financing activities	58	256	329	10,406

Increase (decrease) in cash and cash equivalents	40	196	331	(689)
Beginning cash and cash equivalents	439	479	675	1,006

Ending cash and cash equivalents	$479	$675	$1,006	$317

Supplemental information:
Interest paid	$12	$18	$22	$289

Income taxes paid	$209	$254	$69	$14

Acquired businesses:
Property and equipment	$11	$27	$66	$1
Software products	115	177	57	39
Customer base	82	204	160	21
Goodwill	364	528	213	65
Other tangible and intangible assets	9	12	2	5
Deferred income taxes	(26)	(47)	(53)	5
Purchase price obligations and debt assumed	(7)	(57)	(21)	(3)
Net current liabilities assumed	(83)	(45)	(5)	(14)

Cash paid for acquired businesses, net of cash acquired of $61, $148, $31 and $6, respectively	$465	$799	$419	$119

The accompanying notes are an integral part of these financial statements.

SunGard Data Systems Inc.

Consolidated Statement of Stockholder’s Equity

	Preferred Stock		Common Stock

(in millions)	Number of Shares	Par Value	Number of Shares	Par Value
Predecessor
Balances at December 31, 2002	—	$—	284	$3
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Total comprehensive income
Shares issued under stock plans	—	—	5	—
Compensation expense related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances at December 31, 2003	—	—	289	3
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Total comprehensive income
Shares repurchased	—	—	—	—
Shares issued under stock plans	—	—	4	—
Compensation expense related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances at December 31, 2004	—	—	293	3
Comprehensive income:
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Total comprehensive income
Shares issued under stock plans	—	—	18	—
Compensation expense related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—

Balances at August 10, 2005	—	$—	311	$3

Successor
Investment by Parent Companies			—	$—
Comprehensive loss:
Net loss			—	—
Foreign currency translation			—	—
Net unrealized loss on derivative instruments			—	—
Total comprehensive loss			—	—
Stock-based compensation expense			—	—
Return of capital			—	—

Balances at December 31, 2005			—	$—

The accompanying notes are an integral part of these financial statements.

Capital in Excess of Par Value	Restricted Stock Plans	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)				Total
			Foreign Currency Translation	Net Unrealized Gain (Loss) on Derivative Instruments	Treasury Stock
					Number of Shares	Cost

$802	$(2)	$1,397	$24	$—	—	$(1)	$2,223

—	—	370	—	—	—	—
—	—	—	87	—	—	—
							457
73	(1)	—	—	—	—	1	73
—	1	—	—	—	—	—	1
12	—	—	—	—	—	—	12

887	(2)	1,767	111	—	—	—	2,766

—	—	454	—	—	—	—
—	—	—	66	—	—	—
							520
—	—	—	—	—	(4)	(104)	(104)
63	(1)	—	—	—	—	—	62
—	1	—	—	—	—	—	1
7	—	—	—	—	—	—	7

957	(2)	2,221	177	—	(4)	(104)	3,252

—	—	146	—	—	—	—
—	—	—	(69)	—	—	—
							77
386	—	—	—	—	—	—	386
59	2	—	—	—	—	—	61
58	—	—	—	—	—	—	58

$1,460	$—	$2,367	$108	$—	(4)	$(104)	$3,834

$3,605	$—	$—	$—	$—	—	$—	$3,605

—	—	(29)	—	—	—	—
—	—	—	(27)	—	—	—
—	—	—	—	(1)	—	—
—	—	—	—	—	—	—	(57)
29	—	—	—	—	—	—	29
(5)	—	—	—	—	—	—	(5)

$3,629	$—	$(29)	$(27)	$(1)	—	$—	$3,572

SunGard Data Systems Inc.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

SunGard Data Systems Inc. (“SunGard”) was acquired on August 11, 2005 by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake Partners and Texas Pacific Group (the “Transaction”). The Transaction was accomplished through the merger of Solar Capital Corp. into SunGard, with SunGard being the surviving company.

SunGard is a wholly owned subsidiary of SunGard Holdco LLC, which is wholly owned by SunGard Holding Corp., which is wholly owned by SunGard Capital Corp. II, which is wholly owned by SunGard Capital Corp. SunGard Capital Corp. II and SunGard Capital Corp. are collectively referred to as the “Parent Companies.” All four of these companies were formed for the purpose of facilitating the Transaction.

Although SunGard continued as the same legal entity after the Transaction, the accompanying consolidated statements of operations, cash flows and stockholder’s equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. The Company refers to the operations of SunGard and subsidiaries for both the Predecessor and Successor periods.

SunGard has three segments: Financial Systems (“FS”), Higher Education and Public Sector Systems (“HEPS”) and Availability Services (“AS”). The Company’s Software & Processing Solutions business is comprised of the FS and HEPS segments. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. The consolidated financial statements exclude the accounts of the Parent Companies.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make many estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

The Company amortizes identifiable intangible assets over periods that it believes approximate the related useful lives of those assets based upon estimated future operating results and cash flows of the underlying business operations. The Company closely monitors estimates of those lives, which could change due to many factors, including product demand, market conditions, regulations affecting the business model of the Company’s brokerage operations, technological developments, economic conditions and competition.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 requires that the following criteria be met in determining whether revenue has been earned: persuasive evidence of an arrangement exists; services have been provided; the price is fixed or determinable; and collectibility is reasonably assured.

The Company generates services revenue from availability services, processing services, software maintenance and rentals, professional services, broker/dealer fees and hardware rentals. All services revenue is recorded as the services are provided based on the fair value of each element. Fair value is determined based on the sales price of each element when sold separately. Most AS services revenue consists of fixed monthly fees based upon the specific computer configuration or business process for which the service is being provided, and the related costs are incurred ratably over the contract period. When recovering from an interruption, customers generally are contractually obligated to pay additional fees, which typically cover the incremental costs of supporting customers during recoveries. FS services revenue includes monthly fees, which may include a fixed minimum fee and/or variable fees based on a measure of volume or activity, such as the number of users, accounts, trades or transactions or the number of hours of service.

For fixed-fee professional services contracts, services revenue is recorded based upon the estimated percentage of completion, measured by the actual number of hours incurred divided by the total estimated number of hours for the project. When fixed-fee contracts include both professional services and software and require a significant amount of program modification or customization, installation, systems integration or related services, the professional services and license revenue is recorded based upon the estimated percentage of completion, measured in the manner described above. Changes in the estimated costs or hours to complete the contract are reflected in the period during which the change becomes known. Losses, if any, are recognized immediately.

License fees result from contracts that permit the customer to use a SunGard software product at the customer’s site. Generally, these contracts are multiple-element arrangements since they usually provide for professional services and ongoing software maintenance. In these instances, license fees are recognized upon the signing of the contract and delivery of the software if the license fee is fixed, collection is probable, and there is sufficient evidence of the fair value of each undelivered element. Revenue is recorded over the contract period when customer payments are extended beyond normal billing terms, or when there is significant acceptance, technology or service risk. Revenue also is recorded over the contract period in those instances where the software is bundled together with computer equipment or other post-delivery services, and there is not sufficient evidence of the fair value of each element.

Sufficient evidence of fair value is determined by reference to vendor specific objective evidence (VSOE) as defined in American Institute of Certified Public Accountants’ Statement of Position (SOP) 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.” If there is no VSOE of the fair value of the delivered element (which is usually the software) but there is VSOE of the fair value of each of the undelivered elements (which are usually maintenance and professional services), then the residual method is used to determine the revenue for the delivered element. First, the revenue for the undelivered elements is set at the fair value of those elements using VSOE of the price paid when each of the undelivered elements is sold separately. The revenue remaining after allocation to the undelivered elements (i.e., the residual) is allocated to the delivered element.

VSOE supporting the fair value of maintenance is based on the optional renewal rates for each product included in the Company’s contracts, typically 18% to 20% of the software license fee per year. Maintenance revenue is recognized on a straight-line basis over the contract period. VSOE supporting the fair value of professional services is based on the standard daily rates charged when those services are sold separately. Professional services revenue is recognized as the services are performed.

In some multiple-element arrangements that include software licenses and services, the services rates are discounted. In these cases, a portion of the software license fee is deferred and recognized as the services are performed. The deferred portion is equal to the difference between the discounted services rates to be charged to the customer and the undiscounted fair value of those services based on VSOE. As a result, initial revenue is decreased and future revenue is increased by the amount deferred.

Unbilled receivables are created when services are performed or software is delivered and revenue is recognized in advance of billings. The amount of the unbilled receivables is contract specific. For instance, when customers are billed one month in arrears for processing services, revenue for each month is included in unbilled receivables until it is billed in the following month. Deferred revenue is typically created by the Company’s practice of billing in advance of performing certain services.

Cash and Cash Equivalents

Cash and cash equivalents consist of investments that are readily convertible into cash and have original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. By policy, the Company places its available cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer. The Company sells a significant portion of its products and services to the financial services industry and could be affected by the overall condition of that industry. The Company believes that any credit risk associated with accounts receivable is substantially mitigated by the relatively large number of customer accounts and reasonably short collection terms. Accounts receivable are stated at estimated net realizable value, which approximates fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated on the straight-line method over the estimated useful lives of the assets (two to eight years for equipment and ten to forty years for buildings and improvements). Leasehold improvements are amortized ratably over their remaining lease term or useful life, if shorter. Depreciation and amortization of property and equipment was $198 million in 2003, $189 million in 2004, $122 million for the period January 1, 2005 through August 10, 2005 and $82 million for the period August 11, 2005 through December 31, 2005.

Foreign Currency Translation

The functional currency of each of the Company’s foreign operations is the local currency of the country in which the operation is located. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates during the period.

Increases and decreases in net assets resulting from foreign currency translation are reflected in stockholder’s equity as a component of accumulated other comprehensive income (loss).

Software Products

Product development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that are technologically feasible and recoverable are capitalized and amortized over the estimated useful lives of the related products, generally one to twelve years, using the straight-line method or the ratio of current revenue to current and anticipated revenue from such software, whichever provides the greater amortization.

Capitalized development costs, amortization of previously capitalized development costs (which is included in depreciation and amortization) and net capitalized development costs in each of the periods follow (in millions):

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 through August 10, 2005	Period from August 11 through September 30, 2005
	2003	2004
Capitalized development costs	$13	$17	$9	$6
Amortization of previously capitalized development costs	9	11	8	—

Net capitalized development costs	$4	$6	$1	$6

Amortization of all software products aggregated $62 million in 2003, $83 million in 2004, $56 million for the period January 1, 2005 through August 10, 2005 and $81 million for the period August 11, 2005 through December 31, 2005.

Customer Base Intangible Assets

Customer base intangible assets represent customer contracts and relationships obtained as part of acquired businesses and are amortized using the straight-line method over their estimated useful lives, ranging from five to twenty-seven years.

Trade Name

The trade name intangible asset represents the fair value of the SunGard trade name at August 11, 2005 and is an indefinite-lived asset and therefore is not subject to amortization. Trade name, along with goodwill, is reviewed at least annually for impairment as described below.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. When circumstances change or at least annually, the Company compares the carrying value of its reporting units to their estimated fair value. If the carrying value is greater than the respective estimated fair value, the Company then determines if the goodwill is impaired and whether some or all of the goodwill should be written off as a charge to operations. The estimate of fair value requires various assumptions including the use of projections of future cash flows and discount rates that reflect the risks associated with achieving the future cash flows. Changes in the underlying business could affect these estimates, which in turn could affect the fair value of the reporting unit.

The following table summarizes changes in goodwill by segment (in millions):

	FS	HEPS	AS	Total
Predecessor
Balances at December 31, 2003	$628	$108	$618	$1,354
2004 acquisitions	80	457	—	537
2004 divestitures	(96)	—	—	(96)
Adjustments to previous acquisitions	(30)	(1)	(3)	(34)
Payment of contingent purchase price	25	—	—	25
Effect of foreign currency translation	11	—	27	38

Balances at December 31, 2004	618	564	642	1,824
2005 acquisitions	26	88	117	231
Adjustments to previous acquisitions	(11)	(7)	—	(18)
Effect of foreign currency translation	(10)	(6)	(24)	(40)

Balance at August 10, 2005	$623	$639	$735	$1,997

Successor
Acquisition of SunGard	$3,040	$1,797	$2,020	$6,857
2005 acquisitions	68	—	—	68
Effect of foreign currency translation	(4)	(3)	(14)	(21)

Balance at December 31, 2005	$3,104	$1,794	$2,006	$6,904

Other Tangible and Intangible Assets

Other tangible and intangible assets consist primarily of deferred financing costs incurred in connection with debt issued in the Transaction, noncompetition agreements obtained in business acquisitions, long-term accounts receivable, prepayments and long-term investments. Deferred financing costs are amortized over the term of the related debt. Noncompetition agreements are amortized using the straight-line method over their stated terms, ranging from two to five years.

Future Amortization of Acquisition-Related Intangible Assets

At December 31, 2005, amounts recorded for acquisition-related intangible assets are estimated because the allocation of the Transaction purchase price is preliminary. Based on amounts recorded at December 31, 2005, total estimated amortization of all acquisition-related intangible assets during each of the years ended December 31 follows (in millions):

2006	$371
2007	354
2008	348
2009	345
2010	340

Stock-Based Compensation

Successor

Statement of Financial Accounting Standards Number 123R (revised 2004), “Share-Based Payment” (SFAS 123R), supersedes Accounting Principles Board Opinion Number 25 (APB 25) and requires companies to expense the fair value of employee stock options over the employee requisite service period. The Company adopted SFAS 123R as of the date of closing the Transaction using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Accordingly, prior period amounts presented herein have not been restated. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period.

Predecessor

Prior to the closing of the Transaction, the Company applied APB 25 in accounting for its stock option and award plans. Accordingly, the Company recorded compensation expense for its restricted stock awards, and the Company recorded in merger costs a non-cash charge for stock compensation of approximately $60 million in the period from January 1, 2005 to August 10, 2005 as a result of the acceleration of vesting of all options and restricted stock in connection with the Transaction (see Note 2). SFAS Number 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended by SFAS Number 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” changed the method for recognition of cost of stock option and award plans. Adoption of the cost recognition requirements under SFAS 123 was optional; however, the following supplemental information is provided (in millions):

	Predecessor
	Year Ended December 31,		Period from January 1 through August 10, 2005
	2003	2004
Net income, as reported (including stock compensation expense net of tax, of $1, $1 and $40, respectively)	$370	$454	$146
Additional stock compensation expenses under SFAS 123, net of tax	(69)	(88)	(135)

Pro forma net income	$301	$366	$11

This pro forma disclosure is not necessarily indicative of what stock option expense will be in future years.

The fair value of options granted in each year using the Black-Scholes pricing model and related assumptions follow:

	Predecessor
	Year Ended December 31,		Period from January 1 through August 10, 2005
	2003	2004
Weighted-average fair value on date of grant	$12.11	$14.68	$15.51
Ratio of weighted-average fair value to weighted-average market value on date of grant	57%	55%	60%
Assumptions used to calculate fair value:
Volatility	53%	48%	46%
Risk-free interest rate	3.1%	3.4%	4.2%
Expected term (1)	6 years	6 years	6 years
Dividends	zero	zero	zero

(1)	Nine and one-half years for unvested performance accelerated stock options.

Income Taxes

The Company recognizes deferred income tax assets and liabilities based upon the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted income tax rates in effect during the years in which the differences are expected to reverse.

Effect of Recent Accounting Pronouncements

In September 2004, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force reached a consensus on Issue 04-01, “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (EITF 04-01). EITF 04-01 is effective for business combinations completed in reporting periods beginning after October 13, 2004. EITF 04-01 applies when two parties that have a pre-existing contractual relationship enter into a business combination. EITF 04-01 addresses whether a consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of a pre-existing contractual relationship exists, thus requiring accounting separate from the business combination. The adoption of EITF 04-01 on January 1, 2005 did not have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Interpretation is effective no later than December 31, 2005. The adoption of FIN 47 did not have a material impact on the Company’s financial position or results of operations.

In June 2005, the FASB Derivatives Implementation Group (DIG) issued DIG Issue No. B38, “Embedded Derivatives: Evaluation of Net Settlement with respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” (DIG B38) and DIG Issue No. B39 “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” (DIG B39) that address circumstances in which a put or call option embedded in a debt instrument would be bifurcated from the debt instrument and accounted for separately. DIG B38 and DIG B39 are effective in the first quarter of 2006. The Company is currently evaluating DIG B38 and DIG B39 and the related impact on the Company’s financial position and results of operations.

2. Acquisitions and Dispositions

Acquisition of SunGard

As discussed in Note 1, the Transaction was completed on August 11, 2005 and was financed by a combination of borrowings under the Company’s new senior secured credit facilities, the issuance of senior notes due 2013 and senior subordinated notes due 2015, the funding under the Company’s new receivables facilities, and the equity investment of the Sponsors, co-investors and management. See Note 5 for a description of the Company’s indebtedness.

The purchase price, including transaction costs that have been allocated as debt issuance costs or included in the overall purchase price, was approximately $11.73 billion. The sources and uses of funds in connection with the Transaction are summarized below (in millions):

Sources		Uses
Secured revolving credit facility	$149	Payment consideration to stockholders and optionholders	$11,242
Secured term loan facilities	4,000	Converted share and option consideration	154
Receivables facilities	375	Transaction costs	335

Senior notes due 2013	2,000	Total uses	$11,731

Senior subordinated notes due 2015	1,000
Cash on hand	603
Equity contribution—cash	3,450
Equity contribution—non-cash	154

Total sources	$11,731

The non-cash equity contribution was a combination of shares and fully vested stock options of the Predecessor. The shares were converted into shares of the Parent Companies. The fully vested stock options were automatically converted into fully vested stock options of the Parent Companies (continuation options).

Preliminary Purchase Price Allocation

Under business combination accounting, the total purchase price was allocated to the Company’s net tangible and identifiable intangible assets based on their estimated fair values as of August 11, 2005 as set forth below, in millions. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price for property and equipment, intangible assets and deferred income taxes was based upon preliminary valuation data and the estimates and assumptions are subject to change.

Property and equipment	$701
Software products	1,544
In process research and development	2
Customer base	2,876
Trade name	1,019
Goodwill	6,857
Other tangible and intangible assets	268
Deferred income taxes	(1,839)
Debt assumed	(459)
Net current assets acquired	762

Total purchase price	11,731
Non-cash equity contribution	154

Cash used in acquisition of SunGard by Solar Capital	$11,577

The preliminary estimated useful lives are one to twelve years for software (average life is eight years) and five to 27 years for customer base (average life is 16 years). The SunGard trade name has an indefinite life and is not subject to amortization; it, along with goodwill, will be reviewed at least annually for impairment.

Since the Transaction did not result in a new tax basis of assets and liabilities, approximately $1.0 billion of goodwill will continue to be deductible over the remaining amortization period for tax purposes.

Acquisitions by the Company

The Company seeks to acquire businesses that broaden its existing product lines and service offerings by adding complementary products and service offerings and by expanding its geographic reach. During 2005, the Company completed eight acquisitions in its FS segment, two acquisitions in its HEPS segment and one acquisition in its AS segment. Gross cash paid, subject to certain adjustments, was $575 million, including $391 million for the acquisitions of InFlow, Inc. and Vivista Holdings Limited.

The following table lists the businesses the Company acquired in 2005:

Acquired Company/Business	Date Acquired	Description
InFlow, Inc.	01/04/05	Hosting and managed services for information availability.
Protegent, Inc.	01/26/05	Risk management solutions.
Vivista Holdings Limited	02/25/05	Public safety and justice software solutions in the U.K.
Ensemble Technology (Pty) Ltd	02/28/05	Professional services for the financial services industry in South Africa.
Integrity Treasury Solutions Limited	03/03/05	Treasury management systems.
Recognition Research, Inc.	05/12/05	Data-capture technology for the financial services and healthcare industries.
Understanding Systems, Inc.	07/25/05	Graphical mapping solutions for the public sector.
Pyramid Digital Systems, LLC	08/17/05	Software and solutions to the retirement plan industry.
The GetPAID Corporation	10/24/05	Accounts receivable and working capital optimization solutions.
Prophet	10/31/05	Actuarial calculations software.
ERisk Holdings, Inc.	11/08/05	Capital and credit risk management solutions.

During 2004, the Company completed seven acquisitions in its FS segment and three acquisitions in its HEPS segment, including the acquisition of Systems & Computer Technology Corporation (SCT) in the HEPS segment in February 2004. Gross cash paid was $922 million, subject to certain adjustments, and there was $537 million of goodwill recorded in connection with these acquisitions.

During 2003, the Company completed eight acquisitions in its FS segment and one acquisition in its HEPS segment and also purchased the remaining interest in an AS joint venture. Gross cash paid was $496 million, subject to certain adjustments, and there was $312 million of goodwill recorded in connection with these acquisitions.

During 2004 and 2003, the Company paid $25 million and $30 million, respectively, as additional consideration based upon the operating performance of Brut LLC. Brut LLC was sold by the Company in September 2004.

In connection with five previously acquired businesses, up to $125 million could be paid as additional consideration, primarily by June 2006, depending on the future operating results of those businesses. The amount paid, if any, is recorded as additional goodwill at the time the actual performance is known and the amounts become due. There were no amounts earned or paid in 2005, and there were no amounts payable as of December 31, 2005.

Pro forma financial information

The following unaudited pro forma results of operations (in millions) assume that the Transaction and certain significant acquisitions and dispositions occurred as of the beginning of each of the period presented and were reflected in the Company’s results from that date. The pro forma results include the Transaction and the 2005 acquisitions of InFlow, Inc., Vivista Holdings Limited, Integrity Treasury Solutions Limited, Recognition Research, Inc., Pyramid Digital Systems, LLC, The GetPAID Corporation, and ERisk Holdings, Inc., the 2004 acquisitions of FAME Information Services, Inc. (closed January 22, 2004), Systems & Computer Technology Corporation (closed February 12, 2004), Collegis, Inc. (closed March 4, 2004), and Open Software Solutions, Inc. (closed May 21, 2004), and the disposition of Brut LLC (closed September 7, 2004). This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Transaction, acquisitions and disposition had actually occurred at the beginning of each period presented, nor of the results that may be obtained in the future. The pro forma adjustments include the effect of purchase accounting adjustments, transaction costs (including stock-based compensation charges due to the acceleration of stock options in connection with the Transaction), interest expense and related tax effects, and exclude the gain on sale of Brut LLC.

	2004	2005
Revenue	$3,743	$4,073
Net (loss) income	(348)	(316)

Dispositions

In September 2004, the Company completed the sale of Brut LLC, an electronic communications network, to The NASDAQ Stock Market, Inc. (NASDAQ) for a total cash consideration of $190 million, net of cash sold. The sale generated an after-tax gain of $46 million for the year ended December 31, 2004. In addition, SunGard and NASDAQ entered into a multi-year agreement for the continued processing of Brut LLC trades by SunGard.

Merger Costs and Other Income (Expense)

During the period from January 1, 2005 through August 10, 2005, the Company recorded merger costs of $121 million. These costs primarily include $59 million of accounting, investment banking, legal and other costs associated with the Transaction and a non-cash charge for stock compensation of approximately $60 million in the period ended August 10, 2005 resulting from the acceleration of stock options and restricted stock. During the period from August 11, 2005 through December 31, 2005, the Company recorded merger costs of $18 million consisting primarily of payroll taxes and certain compensation expenses related to the Transaction. Also during the period January 1, 2005 through August 10, 2005, the Company recorded a non-recurring charge of $12 million, included in cost of sales and direct operating expenses, related to the relocation of a leased availability services facility in North Bergen, New Jersey to an expanded facility in Carlstadt, New Jersey.

During 2004, the Company completed the sale of Brut LLC for a total cash consideration of $190 million, net of cash sold. The sale generated a gain of $78 million, for the year ended December 31, 2004. Also during 2004, the Company recorded merger costs of $6 million consisting of $5.5 million of accounting, investment banking, and legal and other costs associated with the planned spin-off of its availability services business and $1 million in net facility shut-down and severance costs related to previous acquisitions.

During 2003, the Company recorded a benefit of $3 million from the reversal of previously recorded merger costs. This benefit includes a $7 million gain on sale of a non-operating owned facility, offset in part by $3 million of costs for closing facilities and severance and a charge of $1 million for in-process research and development. Also during 2003, the Company recorded other expense of $3 million related to a $1 million loss on foreign currency purchased to fund an acquisition, and a $2 million loss representing the Company’s share of the net loss of an acquired company during the period when the Company owned more than 20% but less than 50% of the equity of that company.

3. Clearing Broker Assets and Liabilities

Clearing broker assets and liabilities are comprised of the following (in millions):

	Predecessor	Successor
	December 31, 2004	December 31, 2005
Segregated customer cash and treasury bills	$24	$42
Securities owned	23	36
Securities borrowed	150	261
Receivables from customers and other	35	52

Clearing broker assets	$232	$391

Payables to customers	$59	$60
Securities loaned	118	272
Customer securities sold short, not yet purchased	13	16
Payable to brokers and dealers	19	12

Clearing broker liabilities	$209	$360

Segregated customer cash and treasury bills are held by the Company on behalf of customers. Clearing broker securities consist of trading and investment securities at fair market values. Securities borrowed and loaned are collateralized financing transactions which are cash deposits made to or received from other broker/dealers. Receivables from and payables to customers represent amounts due or payable on cash and margin transactions.

4. Property and Equipment

Property and equipment consisted of the following (in millions):

	Predecessor	Successor
	December 31, 2004	December 31, 2005
Computer and telecommunications equipment	$887	$288
Leasehold improvements	329	276
Office furniture and equipment	166	58
Buildings and improvements	103	98
Land	14	24
Construction in progress	46	33

	1,545	777
Accumulated depreciation and amortization	(925)	(72)

	$620	$705

At December 31, 2005, total cost and accumulated depreciation of assets under capital leases, primarily computer and telecommunications equipment, were $7 million and $1 million, respectively.

5. Debt and Derivative Instruments

Debt consisted of the following (in millions):

	Predecessor	Successor
	December 31, 2004	December 31, 2005
Secured revolving credit facility, effective interest rate of 6.67% (A)	$—	$—
Secured term loan facilities, effective interest rate of 6.86% (A)	—	3,969
Senior Notes due 2009 at 3.75%, net of discount of $21 at December 31, 2005 (B)	250	229
Senior Notes due 2014 at 4.875%, net of discount of $33 at December 31, 2005 (B)	250	217
Senior Notes due 2013 at 9.125% (C)	—	1,600
Senior Subordinated Notes due 2015 at 10.25% (C)	—	1,000
Senior Notes due 2013 at LIBOR plus 4.5% (8.525% at December 31, 2005) (C)	—	400
Other, primarily acquisition purchase price and capital lease obligations	54	14

	554	7,429
Short-term borrowings and current portion of long-term debt	(45)	(46)

Long-term debt	$509	$7,383

On August 11, 2005, in connection with the Transaction, the Company (i) entered into a new $5.0 billion senior secured credit facility, consisting of a $3.69 billion term loan facility with SunGard as the borrower, a $315 million-equivalent term loan facility with a U.K. subsidiary as the borrower ($165 million of which is denominated in euros and $150 million of which is denominated in pounds sterling), and a $1.0 billion revolving credit facility ($980 million available at December 31, 2005 after giving effect to certain outstanding letters of credit), (ii) issued $3.0 billion aggregate principal amount of senior notes and senior subordinated notes and (iii) entered into receivables securitization facilities initially totaling $375 million. The term loan facility denominated in euros and pounds sterling was $158 million and $144 million, respectively, at December 31, 2005.

(A) Senior Secured Credit Facilities

Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at the Company’s option, either (a) a base rate determined by reference to the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for borrowings under the revolving credit facility may be reduced subject to attaining certain leverage ratios. In addition to paying interest on outstanding principal under the senior secured credit facilities, the Company pays a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to attaining certain leverage ratios.

All obligations under the senior secured credit facilities are unconditionally guaranteed by SunGard Holdco LLC and, subject to certain exceptions, by substantially all domestic wholly owned subsidiaries, referred to, collectively, as U.S. Guarantors. In addition, the borrowings of U.K. subsidiary borrowers under the revolving credit facility are unconditionally guaranteed by certain wholly owned U.K. subsidiaries. The Company must also pay customary letter of credit fees.

The senior secured credit facilities require the Company to prepay outstanding term loans, subject to certain exceptions, with excess cash flow and in the event of certain asset sales, casualty and condemnation events, incurrences of debt and certain financings under receivables facilities. Any mandatory prepayments would be applied pro rata to the term loan facilities and to installments of the term loan facilities in direct order of maturity.

The Company is required to repay installments on the loans under the term loan facilities in quarterly principal amounts of 0.25% of their funded total principal amount for the first seven years and three months, with the remaining amount payable on the date that is seven years and six months from the date of the closing of the senior secured credit facilities.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities.

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s (and most or all of its subsidiaries’) ability to incur additional indebtedness or issue preferred stock, pay dividends and distributions on or repurchase capital stock, create liens on assets, enter into sale and leaseback transactions, repay subordinated indebtedness, make investments, loans or advances, make capital expenditures, engage in certain transactions with affiliates, amend certain material agreements, change its lines of business, sell assets and engage in mergers or consolidations. In addition, under the senior secured credit facilities, the Company is required to satisfy and maintain a maximum total leverage ratio and a minimum interest coverage ratio.

The Company uses interest rate swap agreements to manage the floating rate proportion of its debt portfolio. In November 2005, the Company entered into an interest rate swap agreement for the notional amount of $800 million of its $4.4 billion floating rate debt in order to hedge a portion of its exposure to variable rate interest payments associated with the senior secured credit facility. The interest rate swap expires in February 2009. An interest rate swap is a contractual agreement to exchange payments based on underlying interest rates. The Company is required to pay the counterparty a stream of fixed interest payments of 4.85%, and in turn, receives variable interest payments based on LIBOR (4.34% at December 31, 2005) from the counterparty. The net receipt or payment from the interest rate swap agreement is recorded in interest expense. The interest rate swap is designated and qualifies as a cash flow hedge under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. As such, the swap is accounted for as an asset or a liability in the consolidated balance sheet at fair value. The fair value of derivatives was estimated based on current settlement prices and quoted market prices of comparable contracts and represents their carrying values. For the period ended December 31, 2005, the Company recorded an unrealized after-tax loss of $1.5 million in Other Comprehensive Income (Loss) related to the change in market value on the swap. The market value of the swap recorded in Other Comprehensive Income (Loss) may be recognized in the statement of operations if certain terms of the senior secured credit facility change, if the loan is extinguished or if the swap agreement is terminated prior to maturity. In February 2006, the Company also entered into a five year interest rate swap agreement for an additional notional amount of $800 million, under which the Company is required to pay the counterparty a stream of fixed interest payments of 5.00%, and in turn, receives variable interest payments based on LIBOR (4.72% at February 6, 2006) from the counterparty.

The effect of the November 2005 interest rate swap is reflected in the effective interest rate for the senior secured credit facilities in the table above.

(B) Senior Notes due 2009 and 2014

On January 15, 2004, the Company issued $500 million of senior unsecured notes, of which $250 million are 3.75% notes due 2009 and $250 million are 4.875% notes due 2014, which are subject to certain standard covenants. Upon completion of the Transaction and to the extent required by their indentures, these senior notes became collateralized on an equal and ratable basis with loans under the senior secured credit facilities and are guaranteed by all subsidiaries that guarantee the senior notes due 2013 and senior subordinated notes due 2015.

The senior notes due 2009 and 2014 are recorded at $446 million as of December 31, 2005 as a result of fair value adjustments related to purchase accounting. The discount of $54 million will continue to be amortized into interest expense and added to the recorded amounts over the remaining periods to maturity.

(C) Senior Notes due 2013 and Senior Subordinated Notes due 2015

The senior notes due 2013 are senior unsecured obligations that rank senior in right of payment to future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes, including the senior subordinated notes. The senior notes (i) rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes, (ii) are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, and (iii) are structurally subordinated to all obligations of each subsidiary that is not a guarantor of the senior notes. All obligations under the senior notes are unconditionally guaranteed, subject to certain exceptions, by substantially all domestic wholly owned subsidiaries of the Company.

The senior subordinated notes due 2015 are unsecured senior subordinated obligations that are subordinated in right of payment to the existing and future senior debt, including the senior secured credit facilities, the senior notes due 2009 and 2014 and the senior notes due 2013. The senior subordinated notes (i) rank equally in right of payment to all future senior subordinated debt, (ii) are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, (iii) are structurally subordinated to all obligations of each subsidiary that is not a guarantor of the senior subordinated notes, and (iv) rank senior in right of payment to all future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior subordinated notes.

The senior notes due 2013 and senior subordinated notes due 2015 are redeemable in whole or in part, at the option of the Company, at any time at varying redemption prices that generally include premiums, which are defined in the applicable indentures. In addition, upon a change of control, the Company is required to make an offer to redeem all of the senior notes and senior subordinated notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

The indentures governing the senior notes due 2013 and senior subordinated notes due 2015 contain a number of covenants that restrict, subject to certain exceptions, the Company’s ability and the ability of its restricted subsidiaries to incur additional indebtedness or issue certain preferred shares, pay dividends on or make other distributions in respect of its capital stock or make other restricted payments, make certain investments, enter into certain types of transactions with affiliates, create liens securing certain debt without securing the senior notes due 2013 or senior subordinated notes due 2015, as applicable, sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and designate its subsidiaries as unrestricted subsidiaries.

(D) Off Balance Sheet Debt—Receivables Securitization Facility

In August 2005, certain domestic subsidiaries entered into two receivables facilities, a transitional facility and a long-term facility (the “Facilities”). The Facilities provide the Company funding of up to $375 million by allowing it to sell, on a revolving basis, an undivided interest in eligible receivables, subject to the satisfaction of other customary conditions, for a period of up to six years following the Transaction.

As of December 31, 2005, all participating domestic subsidiaries have joined the long-term facility and there are no subsidiaries participating in, and no borrowings under, the transitional facility. In addition, funding available under the long-term facility was increased to $450 million. Under the long-term facility, eligible receivables are sold to third-party conduits through a wholly owned, bankruptcy remote special purpose entity that is not consolidated for financial reporting purposes. The Company continues to service the receivables and charge a monthly servicing fee at market rates. The third-party conduits are sponsored by certain lenders under the Company’s senior secured credit facilities. Additional subsidiaries may become parties to the long-term facility, subject to the satisfaction of specified conditions including the completion of satisfactory due diligence. Sales of receivables under the long-term facility qualify as sales under the provisions of FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (SFAS 140). Accordingly, these receivables, totaling $618 million net of applicable allowances, and the corresponding borrowings, totaling $385 million, are excluded from the Company’s consolidated balance sheet as of December 31, 2005. The Company’s retained interest in receivables sold as of December 31, 2005 is $224 million. Expenses associated with the long-term facility totaled $19 million for the period ended December 31, 2005, of which $18 million related to the loss on sale of the receivables and discount on retained interests is recorded in other income (expense) and the remainder, representing facility and professional fees associated with the transitional facility, are recorded in interest expense in the consolidated statements of operations. The gain or loss on sale of receivables is determined at the date of transfer based upon the fair value of the assets sold and the interests retained. The Company estimates fair value based on the present value of expected cash flows. The collection period and discount rate (prime rate of 7.25% at December 31, 2005) are the key assumptions used in this estimate. At December 31, 2005, neither a 10% nor a 20% adverse change in the assumed collection period or assumed discount rate would have a material impact on the Company’s financial position or results of operations.

At December 31, 2005, annual maturities of long-term debt during the next five years and thereafter are as follows (in millions):

2006	$46
2007	42
2008	42
2009	291
2010	40
Thereafter	7,022

7,483
Less: debt discount	54

$7,429

Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of financial instruments as of the end of the last two years:

	Predecessor		Successor
	December 31, 2004		December 31, 2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Interest rate swap agreement	$—	$—	$(2)	$(2)
Variable rate debt	—	—	4,368	4,407
Fixed rate debt	500	486	3,061	3,119

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liability will be settled in cash, approximated carrying values because of the short-term nature of these instruments. The derivative financial instrument is carried at fair value, which is based on the amount the Company would pay to terminate the agreement. The fair value of the Company’s long-term debt is based on quoted market rates.

6. Stock Option and Award Plans and Stock-Based Compensation

Successor

In connection with the Transaction, the Parent Companies adopted a new equity-based management compensation plan, which authorizes equity awards to be granted for up to 60 million shares of Class A common stock and 7 million shares of Class L common stock of SunGard Capital Corp. and 2.5 million shares of preferred stock of SunGard Capital Corp. II. Under this plan, certain management and key employees were granted time-based options or a combination of time-based and performance-based options to purchase stock in the Parent Companies. The issued options are for equity units (Unit). Each Unit consists of 1.3 shares of Class A common stock and 0.1444 shares of Class L common stock of SunGard Capital Corp. and 0.05 shares of preferred stock of SunGard Capital Corp. II. The shares comprising a Unit are in the same proportion as the shares issued to the shareholders of the Parent Companies. Options are exercisable only as a Unit and cannot be separately exercised for individual classes of shares.

As discussed in Note 2, options to purchase shares of the Predecessor held by certain members of management that were not exercised before closing of the Transaction were automatically converted into fully-vested continuation options to purchase 7.4 million Units having the same aggregate intrinsic value of $100 million. The continuation options have an exercise price of $4.50.

During the period August 11, 2005 through December 31, 2005, the Parent Companies granted time-based and performance-based options to purchase approximately 12.5 million and 18.2 million Units, respectively. Time-based options vest over the next five years as follows: 25% one year after date of grant, and 1/48 of the remaining balance each month thereafter for 48 months. Performance-based options vest upon the attainment of certain annual and cumulative earnings goals for the Company during the six-year period beginning January 1, 2005. Time-based and performance-based options can vest upon a change in control, subject to certain conditions, and expire ten years from the date of grant.

As of the date of the Transaction, the Company adopted SFAS Number 123R (revised 2004), “Share-Based Payment” (SFAS 123R), using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Accordingly, prior period amounts presented herein have not been restated.

Time-based and performance-based options granted in the period August 11, 2005 through December 31, 2005 have an exercise price of $18.00 per Unit and a fair value of $10.56 per Unit based on the Black-Scholes option-pricing model using the following assumptions: expected term to exercise of 5.5 years; expected volatility of 62%; risk-free interest rate of 4.18%; and no dividend yield. Expected volatility is based primarily on a combination of the Company’s historical volatility adjusted for its new leverage and estimates of implied volatility of the Company’s peer group. The requisite service period is up to 5.4 years from the date of grant.

The adoption of FAS 123R had no impact on the Company’s cash flow. For the period August 11, 2005 through December 31, 2005, the Company recorded non-cash stock compensation expense of $29 million included in sales, marketing and administration expenses. At December 31, 2005, there is approximately $100 million of unearned non-cash stock-based compensation related to time-based options that the Company expects to record as expense over the next 4.6 years. In addition, at December 31, 2005, there is approximately $147 million of unearned non-cash stock-based compensation related to performance-based options that the Company could record as expense over the next five years, depending on the level of achievement of financial performance goals. For time-based options, compensation expense is recorded on a straight-line basis over the requisite service period of five years. For performance-based options, compensation expense is recorded at the time that the achievement of financial performance goals becomes probable, and then recorded over the requisite performance and service periods. At December 31, 2005, all continuation options were exercisable, there were no exercisable time-based options, and we estimated that performance-based options for approximately 1.7 million Units were exercisable. The following table summarizes transactions under these option plans:

	Units (in millions)		Weighted- Average Price
	Available	Under Option
Authorized	38.7	—	$—
Continuation options	—	7.4	4.5
Granted	(30.7)	30.7	18.0
Canceled	1.3	(1.6)	14.5

Balances at December 31, 2005	9.3	36.5	15.4

The following table summarizes information concerning outstanding and exercisable options at December 31, 2005:

Exercise Price	Number of Options Outstanding (in millions)	Weighted-average Remaining Life (years)	Number of Options Exercisable (in millions)
$ 4.50	7.0	7.7	7.0
18.00	29.5	9.6	1.7

Predecessor

Prior to the Transaction, the Company had an employee stock purchase plan whereby employees could purchase Company stock for 85% of the lower of the closing price of the Company’s common stock on the first business day or the last business day of each calendar quarter. During 2003, 2004 and 2005, employees purchased 1.2 million, 1.3 million and 0.4 million shares, respectively, at average purchase prices of $19.85, $21.60 and $23.84 per share, respectively. This plan was discontinued in connection with the Transaction.

The Company also had other equity incentive plans, whereby restricted shares or options to purchase shares of common stock were granted to key employees and outside directors. During 2003, 2004 and 2005, the Company awarded performance accelerated stock options (PASOs) for an aggregate of 3.6 million, 3.8 million and 4.3 million shares, respectively. The Company also awarded 21,911 and 40,100 restricted shares to Outside Directors in 2003 and 2004 at average fair values of $22.82 and $24.34 per share, respectively. Compensation expense related to restricted shares aggregated $1 million in 2003 and 2004. All outstanding options and restricted shares as of August 10, 2005 were accelerated in connection with the Transaction (see Merger and Other Income (Expense) in Note 2).

The table below summarizes transactions under these equity incentive plans:

	Shares (in millions)		Weighted- average Price
	Available	Under Option
Balances at December 31, 2002	11.6	40.1	$21.42
Authorized	1.8	—	—
Canceled	3.2	(3.2)	23.59
Granted	(7.4)	7.4	21.09
Exercised	—	(3.6)	13.75

Balances at December 31, 2003	9.2	40.7	21.86
Authorized	3.6	—	—
Canceled	3.1	(3.1)	24.79
Granted	(9.2)	9.2	26.69
Exercised	—	(2.4)	14.63

Balances at December 31, 2004	6.7	44.4	23.05
Canceled	1.1	(1.1)	25.55
Granted	(5.1)	5.1	26.08
Exercised (1)	—	(38.5)	22.67
Continuation options	—	(9.9)	23.62
Plan cancellation	(2.7)	—	—

Balances at August 10, 2005	—	—	—

(1)	Includes 20.9 million options that were cashed out in connection with the Transaction, with the same economic effect as an exercise and sale for the Transaction consideration.

7. Common Stock Buyback

On February 26, 2004, the Company’s Board of Directors authorized the purchase by the Company of up to 5 million shares of its common stock during a one-year period which expired February 24, 2005. Shares purchased under this plan were used to offset the effect of issuances under the Company’s employee stock option and purchase plans. Through December 31, 2004, 3.9 million shares were purchased for $104 million. There were no shares purchased under this plan in 2005.

8. Savings Plans

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that employee contributions are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company’s contributions to 4% of the employee’s compensation. Total expense under these plans aggregated $27 million in 2003, $34 million in 2004, $23 million for the period January 1, 2005 through August 10, 2005 and $16 million for the period August 11, 2005 through December 31, 2005.

9. Income Taxes

The provision (benefit) for income taxes for the calendar years ended December 31, 2003 and 2004 and the predecessor and successor periods of calendar year 2005 consisted of the following (in millions):

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005
	2003	2004
Current:
Federal	$133	$184	$95	$2
State	41	57	36	3
Foreign	29	53	25	19

	203	294	156	24

Deferred:
Federal	30	12	(9)	(47)
State	5	2	(2)	(7)
Foreign	7	(1)	(3)	(3)

	42	13	(14)	(57)

	$245	$307	$142	$(33)

Income (loss) before income taxes for the calendar years ended December 31, 2003 and 2004 and the predecessor and successor periods of calendar year 2005 consisted of the following (in millions):

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005

	2003	2004
U.S. operations	$511	$615	$203	$(111)
Foreign operations	104	146	85	49

	$615	$761	$288	$(62)

Differences between income tax expense at the U.S. federal statutory income tax rate and the Company’s effective income tax rate for the calendar years ended December 31, 2003 and 2004 and the predecessor and successor periods of calendar year 2005 were as follows (in millions):

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005
	2003	2004
Tax at federal statutory rate	$215	$266	$101	$(22)
State income taxes, net of federal benefit	32	39	22	(6)
Foreign taxes	(6)	(6)	(1)	(1)
Tax repatriation charge(1)	—	—	4	—
Non-deductible merger costs	1	2	16	(1)
Other, net	3	6	—	(3)

	$245	$307	$142	$(33)

Effective income tax rate	40%	40%	49%	53%

(1)	In calendar year 2005, the Company recorded $4 million of taxes associated with the repatriation of $100 million in foreign earnings under the Jobs Act and $32 million related to additional distributions received from foreign subsidiaries.

Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities at December 31, 2004 and 2005 are summarized as follows (in millions):

	Predecessor	Successor
	December 31, 2004	December 31, 2005
Current:
Trade receivables and retained interest	$19	$18
Accrued compensation and benefits	8	7
Other accrued expenses	21	23
Deferred revenues	(5)	(8)

Total current deferred income tax asset	$43	$40

Long-term:
Property and equipment	$11	$22
Intangible assets	(103)	(1,877)
Net operating loss carry-forwards	68	94
Stock compensation	—	16
Purchased in-process research and development	12	9
Long term debt	—	(20)
Foreign exchange gain	1	—

Total long-term deferred income tax liability	(11)	(1,756)
Valuation allowance	(47)	(47)

Net long-term deferred income tax liability	$(58)	$(1,803)

A valuation allowance for deferred income tax assets associated with certain net operating loss carry-forwards has been established. The North American tax loss carry-forwards include U.S. federal and state of $186 million and $230 million, respectively, and a total of $2 million in Canada and Mexico. Israeli tax loss carry-forwards, totaling $20 million, are unlimited in duration and are linked to the Israeli consumer price index. European and Asian tax loss carry-forwards total $80 million. The utilization of these tax loss carry-forwards are limited in certain jurisdictions and expire between 2007 and 2025. The Company recorded the benefit of tax loss carry-forwards of $2 million, $10 million and $1 million in 2003, 2004 and the Predecessor period of 2005, respectively. There was no benefit of tax loss carry-forwards recorded in the Successor period.

In addition, $5 million, $2 million and $1 million were recorded as a reduction to goodwill in 2004, the Predecessor period of 2005, and the Successor period, respectively. There was no net operating loss utilization recorded as a reduction to goodwill in 2003. Predecessor net operating loss carry-forwards as of December 31, 2005 were $211 million. Utilization, if any, of Predecessor net operating loss carry-forwards not recorded as an asset at August 10, 2005 will be recorded as a reduction to goodwill.

As of December 31, 2005, the Company has not accrued deferred U.S. income taxes on $112 million of unremitted earnings from non-U.S. subsidiaries as such earnings are expected to be reinvested overseas and used for U.K. debt service. If all of these earnings were to be repatriated at one time, the residual U.S. tax, net of U.S. foreign tax credit, would not be material to the financial statements.

10. Segment and Geographic Information

The Company has three segments: FS and HEPS, which together form the Company’s Software & Processing Solutions business, and AS. Effective January 1, 2005, the Company reclassified one data center facility from AS to FS. This change has been reflected for all periods presented. The operating results for each segment follow (in millions):

Predecessor
2003	FS	HEPS	AS	Total Operating Segments	Corporate and Other Items		Consolidated Total
Revenue	$1,646	$179	$1,130	$2,955	$—		$2,955
Depreciation and amortization	65	5	152	222	1		223
Amortization of acquisition-related intangible assets	59	10	20	89	—		89
Operating income	321	22	321	664	(41	)(1)	623
Goodwill	628	108	618	1,354	—		1,354
Total assets	2,249	262	1,922	4,433	(433	)(2)	4,000
Cash paid for property and equipment	31	2	144	177	5		182

2004	FS	HEPS	AS	Total Operating Segments	Corporate and Other Items		Consolidated Total
Revenue	$1,871	$525	$1,160	$3,556	$—		$3,556
Depreciation and amortization	68	11	137	216	2		218
Amortization of acquisition-related intangible assets	63	35	21	119	—		119
Operating income	319	82	365	766	(62	)(1)	704
Goodwill	618	564	642	1,824	—		1,824
Total assets	2,676	1,385	2,015	6,076	(881	)(2)	5,195
Cash paid for property and equipment	35	6	169	210	—		210

Period from January 1 through August 10, 2005	FS	HEPS	AS	Total Operating Segments	Corporate and Other Items		Consolidated Total
Revenue	$1,120	$471	$780	$2,371	$—		$2,371
Depreciation and amortization	39	8	94	141	—		141
Amortization of acquisition-related intangible assets	39	30	15	84	—		84
Operating income	183	76	197	456	(160	)(1)	296
Goodwill	623	639	735	1,997	—		1,997
Cash paid for property and equipment	29	11	92	132	—		132

Successor

Period from August 11 through December 31, 2005	FS	HEPS	AS	Total Operating Segments	Corporate and Other Items		Consolidated Total
Revenue	$786	$317	$528	$1,631	$—		$1,631
Depreciation and amortization	20	6	63	89	—		89
Amortization of acquisition-related intangible assets	77	24	46	147	—		147
Operating income	104	47	128	279	(82	)(1)	197
Goodwill	3,104	1,794	2,006	6,904	—		6,904
Total assets	7,372	3,662	5,127	16,161	(1,574	)(2)	14,587
Cash paid for property and equipment	20	3	65	88	—		88

(1)	Includes corporate administrative expenses and merger costs.

(2)	Includes items that are eliminated in consolidation and deferred income taxes.

FS revenue by business area follows (in millions):

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005
	2003	2004
Wealth Management & Brokerage	$447	$512	$323	$197
Benefit Administration & Insurance	260	383	237	165
Trading, Treasury & Risk Management	770	790	434	348
Institutional Asset Management & Securities Servicing	169	186	126	76

Total Financial Systems	$1,646	$1,871	$1,120	$786

The Company’s revenue by customer location follows (in millions):

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005
	2003	2004
United States	$2,207	$2,638	$1,710	$1,190

International:
United Kingdom	293	382	303	205
Continental Europe	297	328	211	125
Canada	78	103	65	44
Asia/Pacific	47	57	37	43
Other	33	48	45	24

	748	918	661	441

	$2,955	$3,556	$2,371	$1,631

The Company’s property and equipment by geographic location follow (in millions):

	Predecessor	Successor
	December 31, 2004	December 31, 2005
United States	$427	$504

International:
United Kingdom	132	133
Continental Europe	44	47
Canada	13	19
Asia/Pacific	2	1
Other	2	1

	193	201

	$620	$705

11. Related Party Transactions

In connection with the Transaction, SunGard Holdco LLC, the Company’s parent, paid the Sponsors $96 million in fees and expenses for financial and structural advice and analysis as well as assistance with due diligence investigations and debt financing negotiations. This amount has been allocated as debt issuance costs or included in the overall purchase price of the Transaction.

The Company and its parent companies have agreed to pay the Sponsors management fees based on 1% of quarterly Adjusted EBITDA in connection with planning, strategy, oversight and support to management. These management fees are payable quarterly in arrears. During the period August 11, 2005 through December 31, 2005, the Company recorded $6.5 million relating to management fees in sales, marketing and administration expenses in the statement of operations of which $3.7 is included in other accrued expenses on the balance sheet at December 31, 2005. In addition, the management agreement provides that affiliates of the Sponsors will be entitled to receive a fee equal to 1% of the gross transaction value in connection with certain subsequent financing, acquisition, disposition and change of control transactions. The management agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates.

In connection with the Transaction, SunGard Capital Corp. received a $16 million promissory note from the Company’s Chief Executive Officer (CEO) in payment for 1.6 million shares of Class A common stock and 0.2 million shares of Class L common stock. Also in connection with the Transaction, SunGard Capital Corp. II received a $6 million promissory note (together with the SunGard Capital Corp. note, the “Notes”) from the CEO in payment for 61 thousand shares of preferred stock. The Notes bear interest at a floating rate equal to LIBOR plus 2.5% divided by 0.84725% per annum and are payable on the last day of each calendar quarter in arrears. Principal payments are due upon written demand by the Parent Companies. The Notes are fully recourse notes and are secured by a pledge of the CEO’s shares of the Parent Companies. SunGard Data Systems Inc. is not a party to these arrangements, which were entered into prior to the consummation of the Transaction, therefore there are no amounts recorded relating to the Notes in the Company’s financial statements.

12. Commitments, Contingencies and Guarantees

The Company leases a substantial portion of its computer equipment and facilities under operating leases. The Company’s leases are generally non-cancelable or cancelable only upon payment of cancellation fees. All lease payments are based on the passage of time, but include, in some cases, payments for insurance, maintenance and property taxes. There are no bargain purchase options on operating leases at favorable terms. Many facility leases have one or more renewal options and have fixed escalation clauses. Certain facility leases include an annual escalation for increases in utilities and property taxes. In addition, certain facility leases are subject to restoration clauses, whereby the facility may need to be restored to its original condition upon termination of the lease. There were $16 million of restoration liabilities included in accrued expenses at December 31, 2005. The Company’s three largest availability services facilities are designed specifically for the Company’s business. We could incur significant costs if we are unable to renew these leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 2005 follow (in millions):

2006	$161
2007	140
2008	110
2009	80
2010	61
Thereafter	187

$739

Rent expense aggregated $150 million in 2003, $170 million in 2004, $114 million for the period January 1, 2005 through August 10, 2005 and $75 million for the period August 11, 2005 through December 31, 2005.

At December 31, 2005, the Company had outstanding letters of credit and bid bonds of $47 million, issued primarily as security for performance under certain customer contracts. In connection with certain previously acquired businesses, up to $125 million could be paid as additional consideration, primarily by June 2006, depending on the future operating results of those businesses (see Note 2).

In the event that the management agreement described in Note 11 is terminated by the Sponsors or the Company and its Parent Companies, the Sponsors will receive a lump sum payment equal to the present value of the annual management fees that would have been payable for the remainder of the term of the management agreement. The initial term of the management agreement is ten years, and it extends annually for one year unless the Sponsors or the Company and its Parent Companies provide notice to the other.

The Company is presently a party to certain lawsuits arising in the ordinary course of its business. In the opinion of management, none of its current legal proceedings will be material to the Company’s business or financial results. The Company’s customer contracts generally include typical indemnification of customers, primarily for intellectual property infringement claims. Liabilities in connection with such obligations have not been material.

13. Quarterly Financial Data (unaudited)

	Predecessor			Successor
(in millions)	First Quarter	Second Quarter	Period from July 1 through August 10, 2005	Period from August 11 through September 30, 2005	Fourth Quarter
2005(1)
Revenue	$947	$1,007	$417	$548	$1,083
Gross profit(3)	503	537	212	301	589
Income (loss) before income taxes	151	174	(37)	(43)	(19)
Net income (loss)	90	99	(43)	(23)	(6)

	Predecessor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004(2)
Revenue	$841	$899	$899	$917
Gross profit(3)	450	483	489	526
Income before income taxes	142	172	257	190
Net income	86	103	154	111

(1)	Includes merger costs associated with the Transaction and the previously planned spin-off of SunGard Availability Services and a non-recurring charge related to the relocation of a leased facility of $16 million, $14 million, $103 million and $18 million during the first quarter, second quarter, period from July 1 through August 10, 2005, and period from August 11 through September 30, 2005, respectively. See Note 2.

(2)	Includes a gain from the sale of Brut LLC, merger and spin-off costs associated with the previously planned spin-off of SunGard Availability Services of $(76) million and $4 million during the third and fourth quarters, respectively. See Note 2.

(3)	Gross profit equals revenue less cost of sales and direct operating expenses.

14. Supplemental Guarantor Condensed Consolidating Financial Statements

On August 11, 2005, in connection with the Transaction, we issued $3.0 billion aggregate principal amount of the outstanding senior notes and the outstanding senior subordinated notes as described in Note 5. The senior notes are jointly and severally, fully and unconditionally guaranteed on a senior unsecured basis and the senior subordinated notes are jointly and severally, fully and unconditionally guaranteed on an unsecured senior subordinated basis, in each case, subject to certain exceptions, by substantially all wholly owned domestic subsidiaries of the Company (collectively, the “Guarantors”). Each of the Guarantors is 100% owned, directly or indirectly, by the Company. All other subsidiaries of the Company, either direct or indirect, do not guarantee the senior notes and senior subordinated notes (“Non-Guarantors”). The Guarantors also unconditionally guarantee the senior secured credit facilities, described in Note 5.

The following tables present the financial position, results of operations and cash flows of the Company (Parent), the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and Eliminations as of December 31, 2005 and 2004 and for the periods from August 11, 2005 to December 31, 2005 and from January 1, 2005 to August 10, 2005 and the years ended December 31, 2004 and 2003 to arrive at the information for SunGard Data Systems Inc. on a combined basis.

Supplemental Condensed Consolidating Schedule of Operations (Predecessor)

	Year ended December 31, 2003
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total Revenue	$—	$2,192	$863	$(100)	$2,955

Costs and expenses:
Cost of sales and direct operating	—	971	421	(100)	1,292
Sales, marketing and administration	(2)	374	164	—	536
Product development	—	127	68	—	195
Depreciation and amortization	1	163	59	—	223
Amortization of acquisition-related intangible assets	—	62	27	—	89
Merger costs	1	2	(6)	—	(3)

	—	1,699	733	(100)	2,332

Income from operations	—	493	130	—	623
Net interest income (expense)	10	3	(18)	—	(5)
Other income (expense)	364	64	(3)	(428)	(3)

Income (loss) before income taxes	374	560	109	(428)	615
Provision for income taxes	4	196	45	—	245

Net income (loss)	$370	$364	$64	$(428)	$370

Supplemental Condensed Consolidating Schedule of Cash Flows (Predecessor)

	Year ended December 31, 2003
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow From Operations
Net income (loss)	$370	$364	$64	$(428)	$370
Non cash adjustments	(362)	171	91	428	328
Changes in operating assets and liabilities	(189)	165	(29)	—	(53)

Cash flow provided by (used in) operations	(181)	700	126	—	645

Investment Activities
Intercompany transactions	247	(240)	(7)	—	—
Cash paid for businesses acquired by the Company, net of cash acquired	—	(465)	—	—	(465)
Cash paid for property and equipment	(5)	(123)	(54)	—	(182)
Other investing activities	1	(28)	11	—	(16)

Cash provided by (used in) investment activities	243	(856)	(50)	—	(663)

Financing Activities
Net borrowings (repayments) of long-term debt	—	3	(17)	—	(14)
Cash received from stock option and award plans	72	—	—	—	72

Cash provided by (used in) financing activities	72	3	(17)	—	58

Increase (decrease) in cash and cash equivalents	134	(153)	59	—	40
Beginning cash and cash equivalents	51	219	169	—	439

Ending cash and cash equivalents	$185	$66	$228	$—	$479

Supplemental Condensed Consolidating Balance Sheet (Predecessor)

	December 31, 2004
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current:
Cash and cash equivalents	$396	$5	$274	$—	$675
Intercompany balances	(152)	143	9		—
Trade receivables, net	2	576	158	—	736
Prepaid expenses, taxes and other current assets	337	96	277	(326)	384

Total current assets	583	820	718	(326)	1,795
Property and equipment, net	8	415	197	—	620
Intangible assets, net	3	743	210	—	956
Intercompany balances	(730)	634	96	—	—
Goodwill	—	1,220	604	—	1,824
Investment in subsidiaries	3,926	1,380	—	(5,306)	—

Total Assets	$3,790	$5,212	$1,825	$(5,632)	$5,195

Liabilities and Stockholders’ Equity
Current:
Short-term and current portion of long-term debt	$—	$40	$5	$—	$45
Accounts payable and other current liabilities	37	1,034	586	(326)	1,331

Total current liabilities	37	1,074	591	(326)	1,376
Long-term debt	500	6	3	—	509
Intercompany debt	—	186	(129)	(57)	—
Deferred income taxes	1	20	37	—	58

Total liabilities	538	1,286	502	(383)	1,943

Total stockholders’ equity	3,252	3,926	1,323	(5,249)	3,252

Total Liabilities and Stockholders’ Equity	$3,790	$5,212	$1,825	$(5,632)	$5,195

Supplemental Condensed Consolidating Schedule of Operations (Predecessor)

	Year ended December 31, 2004
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total revenue	$—	$2,621	$1,072	$(137)	$3,556

Costs and expenses:
Cost of sales and direct operating	—	1,220	525	(137)	1,608
Sales, marketing and administration	—	451	214	—	665
Product development	—	160	76	—	236
Depreciation and amortization	2	155	61	—	218
Amortization of acquisition-related intangible assets	—	87	32	—	119
Merger costs	3	2	1	—	6

	5	2,075	909	(137)	2,852

Income (loss) from operations	(5)	546	163	—	704
Net interest income (expense)	(23)	(2)	4	—	(21)
Other income (expense)	473	187	—	(582)	78

Income (loss) before income taxes	445	731	167	(582)	761
Provision (benefit) for income taxes	(9)	258	58	—	307

Net income (loss)	$454	$473	$109	$(582)	$454

Supplemental Condensed Consolidating Schedule of Cash Flows (Predecessor)

	Year ended December 31, 2004
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow From Operations
Net income (loss)	$454	$473	$109	$(582)	$454
Non cash adjustments	(468)	89	84	582	287
Changes in operating assets and liabilities	(12)	93	(37)	—	44

Cash flow provided by (used in) operations	(26)	655	156	—	785

Investment Activities
Intercompany transactions	(47)	95	(48)	—	—
Cash paid for businesses acquired by the Company, net of cash acquired	—	(799)	—	—	(799)
Cash paid for property and equipment	—	(150)	(60)	—	(210)
Other investing activities	1	163	—	—	164

Cash provided by (used in) investment activities	(46)	(691)	(108)	—	(845)

Financing Activities
Net borrowings (repayments) of long-term debt	325	(25)	(2)	—	298
Other financing activities	(42)	—	—	—	(42)

Cash provided by (used in) financing activities	283	(25)	(2)	—	256

Increase (decrease) in cash and cash equivalents	211	(61)	46	—	196
Beginning cash and cash equivalents	185	66	228	—	479

Ending cash and cash equivalents	$396	$5	$274	$—	$675

Supplemental Condensed Consolidating Balance Sheet (Successor)

	December 31, 2005
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current:
Cash and cash equivalents	$74	$(8)	$251	$—	$317
Intercompany balances	(1,536)	1,442	94	—	—
Trade receivables, net	2	46	180	—	228
Prepaid expenses, taxes and other current assets	321	142	674	(316)	821

Total current assets	(1,139)	1,622	1,199	(316)	1,366
Property and equipment, net	1	496	208	—	705
Intangible assets, net	215	4,877	520	—	5,612
Goodwill	—	6,272	632	—	6,904
Intercompany balances	(744)	732	12	—	—
Investment in subsidiaries	12,568	1,563	—	(14,131)	—

Total Assets	$10,901	$15,562	$2,571	$(14,447)	$14,587

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$37	$3	$6	$—	$46
Accounts payable and other current liabilities	204	1,158	737	(316)	1,783

Total current liabilities	241	1,161	743	(316)	1,829
Long-term debt	7,078	4	301	—	7,383
Intercompany debt	5	212	(134)	(83)	—
Deferred income taxes	5	1,617	181	—	1,803

Total liabilities	7,329	2,994	1,091	(399)	11,015

Total stockholder's equity	3,572	12,568	1,480	(14,048)	3,572

Total Liabilities and Stockholder’s Equity	$10,901	$15,562	$2,571	$(14,447)	$14,587

Supplemental Condensed Consolidating Schedule of Operations (Predecessor)

	Period from January 1 through August 10, 2005
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total revenue	$—	$1,755	$694	$(78)	$2,371

Costs and expenses:
Cost of sales and direct operating	—	847	350	(78)	1,119
Sales, marketing and administration	39	271	146	—	456
Product development	—	104	50	—	154
Depreciation and amortization	—	103	38	—	141
Amortization of acquisition-related intangible assets	—	58	26	—	84
Merger costs	119	2	—	—	121

	158	1,385	610	(78)	2,075

Income (loss) from operations	(158)	370	84	—	296
Net interest income (expense)	(11)	—	3	—	(8)
Other income (expense)	286	62	—	(348)	—

Income (loss) before income taxes	117	432	87	(348)	288
Provision (benefit) for income taxes	(29)	146	25	—	142

Net income (loss)	$146	$286	$62	$(348)	$146

Supplemental Condensed Consolidating Schedule of Operations (Successor)

	Period from August 11 through December 31, 2005
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total revenue	$—	$1,202	$469	$(40)	$1,631

Costs and expenses:
Cost of sales and direct operating	—	541	240	(40)	741
Sales, marketing and administration	8	243	92	—	343
Product development	—	64	32	—	96
Depreciation and amortization	—	64	25	—	89
Amortization of acquisition-related intangible assets	—	122	25	—	147
Merger costs	12	2	4	—	18

	20	1,036	418	(40)	1,434

Income (loss) from operations	(20)	166	51	—	197
Net interest income (expense)	(233)	1	(10)	—	(242)
Other income (expense)	127	15	(11)	(148)	(17)

Income (loss) before income taxes	(126)	182	30	(148)	(62)
Provision (benefit) for income taxes	(97)	49	15	—	(33)

Net income (loss)	$(29)	$133	$15	$(148)	$(29)

Supplemental Condensed Consolidating Schedule of Cash Flows (Predecessor)

	Period from January 1 through August 10, 2005
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow From Operations
Net income (loss)	$146	$286	$62	$(348)	$146
Non cash adjustments	(225)	72	58	348	253
Changes in operating assets and liabilities	39	139	(6)	—	172

Cash flow provided by (used in) operations	(40)	497	114	—	571

Investment Activities
Intercompany transactions	(137)	78	59	—	—
Cash paid for businesses acquired by the Company, net of cash acquired	—	(419)	—	—	(419)
Cash paid for property and equipment	7	(94)	(45)	—	(132)
Other investing activities	—	(15)	(3)	—	(18)

Cash provided by (used in) investment activities	(130)	(450)	11	—	(569)

Financing Activities
Net repayments of long-term debt	—	(43)	(14)	—	(57)
Other financing activities	386	—	—	—	386

Cash provided by (used in) financing activities	386	(43)	(14)	—	329

Increase in cash and cash equivalents	216	4	111	—	331
Beginning cash and cash equivalents	396	5	274	—	675

Ending cash and cash equivalents	$612	$9	$385	$—	$1,006

Supplemental Condensed Consolidating Schedule of Cash Flows (Successor)

	Period from August 11 through December 31, 2005
(in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow From Operations
Net income (loss)	$(29)	$133	$15	$(148)	$(29)
Non cash adjustments	(103)	135	35	148	215
Changes in operating assets and liabilities	463	260	(204)	—	519

Cash flow provided by (used in) operations	331	528	(154)	—	705

Investment Activities
Intercompany transactions	596	(321)	(275)	—	—
Acquisition of SunGard	(11,577)	—	—	—	(11,577)
Cash paid for businesses acquired by the Company, net of cash acquired	—	(119)	—	—	(119)
Cash paid for property and equipment	—	(68)	(20)	—	(88)
Other investing activities	—	(29)	13	—	(16)

Cash used in investment activities	(10,981)	(537)	(282)	—	(11,800)

Financing Activities
Cash received from borrowings for the Transaction	7,018	—	315	—	7,333
Investment by Parent	3,450	—	—	—	3,450
Net repayments of long-term debt	(356)	(8)	(13)	—	(377)

Cash provided by (used in) financing activities	10,112	(8)	302	—	10,406

Decrease in cash and cash equivalents	(538)	(17)	(134)	—	(689)
Beginning cash and cash equivalents	612	9	385	—	1,006

Ending cash and cash equivalents	$74	$(8)	$251	$—	$317

SunGard Data Systems Inc.

Consolidated Balance Sheets

(In millions except share and per-share amounts)

	Successor
	December 31, 2005	March 31, 2006
		(unaudited)
Assets
Current:
Cash and cash equivalents	$317	$286
Trade receivables, less allowance for doubtful accounts of $9 and $10	190	170
Earned but unbilled receivables	38	39
Prepaid expenses and other current assets	166	156
Clearing broker assets	391	416
Retained interest in accounts receivable sold	224	248
Deferred income taxes	40	42

Total current assets	1,366	1,357
Property and equipment, less accumulated depreciation of $72 and $128	705	721
Software products, less accumulated amortization of $83 and $136	1,528	1,490
Customer base, less accumulated amortization of $68 and $113	2,817	2,781
Other tangible and intangible assets, less accumulated amortization of $3 and $5	248	260
Trade name	1,019	1,019
Goodwill	6,904	6,908

Total Assets	$14,587	$14,536

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$46	$45
Accounts payable	67	65
Accrued compensation and benefits	218	140
Accrued interest expense	161	82
Other accrued expenses	282	266
Clearing broker liabilities	360	389
Deferred revenue	695	718

Total current liabilities	1,829	1,705
Long-term debt	7,383	7,507
Deferred income taxes	1,803	1,778

Total liabilities	11,015	10,990

Commitments and contingencies
Stockholder’s equity:
Common stock, par value $.01 per share; 100 shares authorized, issued and outstanding	—	—
Capital in excess of par value	3,629	3,636
Accumulated deficit	(29)	(75)
Accumulated other comprehensive loss	(28)	(15)

Total stockholder’s equity	3,572	3,546

Total Liabilities and Stockholder’s Equity	$14,587	$14,536

The accompanying notes are an integral part of these financial statements.

SunGard Data Systems Inc.

Consolidated Statements of Operations

(In millions)

(Unaudited)

	Predecessor	Successor
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Revenue:
Services	$840	$923
License and resale fees	82	53

Total products and services	922	976
Reimbursed expenses	25	27

	947	1,003

Costs and expenses:
Cost of sales and direct operating	443	472
Sales, marketing and administration	194	223
Product development	60	64
Depreciation and amortization	56	57
Amortization of acquisition-related intangible assets	34	96
Merger costs	4	2

	791	914

Income from operations	156	89
Interest income	3	3
Interest expense	(7)	(157)
Other income (expense)	—	(12)

Income (loss) before income taxes	152	(77)
Provision (benefit) for income taxes	62	(31)

Net income (loss)	$90	$(46)

The accompanying notes are an integral part of these financial statements.

SunGard Data Systems Inc.

Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	Predecessor	Successor
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Cash flow from operations:
Net income (loss)	$90	$(46)
Reconciliation of net income (loss) to cash flow from operations:
Depreciation and amortization	90	153
Deferred income tax provision (benefit)	(2)	(29)
Stock compensation expense	—	8
Amortization of deferred financing costs and debt discount	—	8
Other noncash credits	(6)	(9)
Accounts receivable and other current assets	(27)	13
Accounts payable and accrued expenses	4	(178)
Clearing broker assets and liabilities, net	(4)	4
Deferred revenue	26	23

Cash flow from operations	171	(53)

Investment activities:
Cash paid for businesses acquired by the Company, net of cash acquired	(386)	(8)
Cash paid for property and equipment and software	(56)	(78)
Other investing activities	1	(5)

Cash used in investment activities	(441)	(91)

Financing activities:
Cash received from other borrowings, net of fees	75	292
Cash used to repay debt	(115)	(179)
Cash received from stock option and award plans	39	—

Cash provided by (used in) financing activities	(1)	113

Decrease in cash and cash equivalents	(271)	(31)
Beginning cash and cash equivalents	675	317

Ending cash and cash equivalents	$404	$286

Supplemental information:
Acquired businesses:
Property and equipment	$66	$—
Software products	43	3
Customer base	164	6
Goodwill	204	2
Other tangible and intangible assets	3	—
Deferred income taxes	(55)	—
Purchase price obligations and debt assumed	(16)	(4)
Net current (liabilities) assets assumed	(23)	1

Cash paid for acquired businesses, net of cash acquired of $31 and $0, respectively	$386	$8

The accompanying notes are an integral part of these financial statements.

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation:

SunGard Data Systems Inc. (“SunGard”) was acquired on August 11, 2005 (the “Transaction”) by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake Partners and Texas Pacific Group (collectively, the “Sponsors”). The Transaction was accomplished through the merger of Solar Capital Corp. into SunGard with SunGard being the surviving company.

SunGard is a wholly owned subsidiary of SunGard Holdco LLC, which is wholly owned by SunGard Holding Corp., which is wholly owned by SunGard Capital Corp. II, which is wholly owned by SunGard Capital Corp. All four of these companies were formed for the purpose of facilitating the Transaction and are collectively referred to as the “Holding Companies.”

Although SunGard continued as the same legal entity after the Transaction, the accompanying consolidated statements of operations, cash flows and stockholder’s equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. The Company refers to the operations of SunGard and subsidiaries for both the Predecessor and Successor periods.

SunGard has three segments: Financial Systems (“FS”), Higher Education and Public Sector Systems (“HEPS”) and Availability Services (“AS”). The Company’s Software & Processing Solutions business is comprised of the FS and HEPS segments. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. The consolidated financial statements exclude the accounts of the Holding Companies.

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), consistent in all material respects with those applied in the Successor’s Annual Report on Form 10-K for the year ended December 31, 2005. Interim financial reporting does not include all of the information and footnotes required by GAAP for complete financial statements. The interim financial information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the interim periods presented. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

2. Acquisitions and Dispositions

Acquisition of SunGard

As discussed in Note 1, the Transaction was completed on August 11, 2005 and was financed by a combination of borrowings under the Company’s new senior secured credit facilities, the issuance of senior notes due 2013 and senior subordinated notes due 2015, the funding under the Company’s new receivables facilities, and the equity investment of the Sponsors, co-investors and management.

The purchase price, including transaction costs that have been allocated as debt issuance costs or included in the overall purchase price, was approximately $11.73 billion. Under business combination accounting, the total purchase price was allocated to the Company’s net tangible and identifiable intangible assets based on their estimated fair values as of August 11, 2005. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price for property and equipment, intangible assets and deferred income taxes was based upon preliminary valuation data and our estimates and assumptions are subject to change.

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Acquisitions by the Company

The Company seeks to acquire businesses that broaden its existing product lines and service offerings by adding complementary products and service offerings and by expanding its geographic reach. On March 14, 2006, the Company completed the acquisition of Dataware Solutions, Inc. (“Dataware”) for $8 million. Dataware specializes in employee compliance solutions for financial institutions and is part of the Company’s FS segment.

3. Stock-Based Compensation:

Statement of Financial Accounting Standards Number 123R (revised 2004), “Share-Based Payment” (SFAS 123R), supersedes Accounting Principles Board Opinion Number 25 (APB 25) and requires companies to expense the fair value of employee stock options over the employee requisite service period. The Company adopted SFAS 123R as of the date of closing the Transaction using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Accordingly, prior period amounts presented herein have not been restated. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. The Company recorded as a component of sales, marketing and administration expense non-cash stock compensation of $8 million for the quarter ended March 31, 2006.

Prior to the closing of the Transaction, the Company applied APB 25 in accounting for its stock option and award plans and the pro forma disclosure requirements of SFAS Number 123, “Accounting for Stock-Based Compensation” (SFAS 123). Had the Company adopted the full provisions of SFAS 123, stock compensation expense of $18 million, net of tax, would have been recorded in the three months ended March 31, 2005 and the resulting pro forma net income would have been $72 million.

4. Clearing Broker Assets and Liabilities:

Clearing broker assets and liabilities are comprised of the following (in millions):

	Successor
	December 31, 2005	March 31, 2006
Segregated customer cash and treasury bills	$42	$32
Securities owned	36	58
Securities borrowed	261	289
Receivables from customers and other	52	37

Clearing broker assets	$391	$416

Payables to customers	$60	$64
Securities loaned	272	271
Customer securities sold short, not yet purchased	16	30
Payable to brokers and dealers	12	24

Clearing broker liabilities	$360	$389

Segregated customer cash and treasury bills are held by the Company on behalf of customers. Clearing broker securities consist of trading and investment securities at fair market values. Securities borrowed and loaned are collateralized financing transactions which are cash deposits made to or received from other broker/dealers. Receivables from and payables to customers represent amounts due or payable on cash and margin transactions.

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

5. Debt and Derivative Instruments:

Effective January 1, 2006, the Company adopted the provisions of technical interpretations issued by the FASB Derivatives Implementation Group (DIG) in June 2005 (commonly known as DIG Issues B38 and B39). These interpretations outline circumstances in which a put or call option embedded in debt instruments need to be separated from the debt instrument and separately valued. As of March 31, 2006, the fair value of the put option in the Company’s senior notes due 2013 and senior subordinated notes due 2015 was determined to be immaterial.

In February 2006, the Company entered into its second interest rate swap for a notional amount of $800 million. The term of the swap agreement is five years and the Company is required to pay a stream of fixed interest payments of 5.00% and, in turn, receives variable interest payments based on LIBOR (4.72% at February 6, 2006). This swap increased the hedged portion of the Company’s $4.5 billion floating rate debt to $1.6 billion. Both interest rate swaps are designated and qualify as cash flow hedges under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. As of March 31, 2006, the Company recorded a cumulative unrealized after-tax gain of $8 million in Other Comprehensive Income related to the change in the market value on the swaps, which may be recognized in the statement of operations if certain terms of the senior secured credit facility change, if the loan is extinguished or if the swap agreement is terminated prior to maturity.

6. Comprehensive Income (Loss):

Comprehensive income (loss) consists of net income (loss) adjusted for other increases and decreases affecting stockholder’s equity that are excluded from the determination of net income (loss). The calculation of comprehensive income (loss) follows (in millions):

	Predecessor	Successor
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Net income (loss)	$90	$(46)
Foreign currency translation gains (losses)	(19)	4
Unrealized gain on derivative instruments	—	9

Comprehensive income (loss)	$71	$(33)

7. Segment Information:

The Company has three segments: FS and HEPS, which together form the Company’s Software & Processing Solutions business, and AS. The operating results for each segment follow (in millions):

	Predecessor	Successor
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Revenue:
Financial systems	$456	$477
Higher education and public sector systems	174	196

Software & processing solutions	630	673
Availability services	317	330

	$947	$1,003

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

	Predecessor	Successor
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Income (loss) from operations:
Financial systems	$79	$34
Higher education and public sector systems	27	22

Software & processing solutions	106	56
Availability services	70	61
Corporate administration	(16)	(26)
Merger and other costs	(4)	(2)

	$156	$89

Depreciation and amortization:
Financial systems	$16	$13
Higher education and public sector systems	3	4

Software & processing solutions	19	17
Availability services	37	40
Corporate administration	—	—

	$56	$57

Amortization of acquisition-related intangible assets:
Financial systems	$16	$52
Higher education and public sector systems	11	15

Software & processing solutions	27	67
Availability services	7	29
Corporate administration	—	—

	$34	$96

Cash paid for property and equipment:
Financial systems	$13	$11
Higher education and public sector systems	4	2

Software & processing solutions	17	13
Availability services	32	52
Corporate administration	—	—

	$49	$65

8. Related Party Transactions:

In accordance with the Management Agreement between the Company and the Sponsors, the Company recorded $4 million of management fees, in sales, marketing and administration expenses in the statement of operations, and $3 million was included in other accrued expenses on the balance sheet at March 31, 2006.

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

9. Supplemental Guarantor Condensed Consolidating Financial Statements:

On August 11, 2005, in connection with the Transaction, the Company issued $3.0 billion aggregate principal amount of the outstanding senior notes and the outstanding senior subordinated notes. The senior notes are jointly and severally, fully and unconditionally guaranteed on a senior unsecured basis and the senior subordinated notes are jointly and severally, fully and unconditionally guaranteed on an unsecured senior subordinated basis, in each case, subject to certain exceptions, by substantially all wholly owned domestic subsidiaries of the Company (collectively, the “Guarantors”). Each of the Guarantors is 100% owned, directly or indirectly, by the Company. All other subsidiaries of the Company, either direct or indirect, do not guarantee the senior notes and senior subordinated notes (“Non-Guarantors”). The Guarantors also unconditionally guarantee the senior secured credit facilities.

The following tables present the financial position, results of operations and cash flows of the Company (Parent), the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and Eliminations as of March 31, 2006 and December 31, 2005 and for each of the three month periods ended March 31, 2006 and 2005, to arrive at the information for SunGard Data Systems Inc. on a consolidated basis.

(in millions)	Supplemental Condensed Consolidating Balance Sheet (Successor) March 31, 2006
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current:
Cash and cash equivalents	$22	$(8)	$272	$—	$286
Intercompany balances	(1,616)	1,553	63	—	—
Trade receivables, net	2	32	175	—	209
Prepaid expenses, taxes and other current assets	496	100	725	(459)	862

Total current assets	(1,096)	1,677	1,235	(459)	1,357
Property and equipment, net	1	510	210	—	721
Intangible assets, net	222	4,816	512	—	5,550
Goodwill	—	6,271	637	—	6,908
Intercompany balances	(744)	720	24	—	—
Investment in subsidiaries	12,514	1,532	—	(14,046)	—

Total Assets	$10,897	$15,526	$2,618	$(14,505)	$14,536

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$37	$3	$5	$—	$45
Accounts payable and other current liabilities	108	1,203	808	(459)	1,660

Total current liabilities	145	1,206	813	(459)	1,705
Long-term debt	7,198	3	306	—	7,507
Intercompany debt	(1)	217	(127)	(89)	—
Deferred income taxes	9	1,586	183	—	1,778

Total liabilities	7,351	3,012	1,175	(548)	10,990

Total stockholder’s equity	3,546	12,514	1,443	(13,957)	3,546

Total Liabilities and Stockholder’s Equity	$10,897	$15,526	$2,618	$(14,505)	$14,536

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in millions)	Supplemental Condensed Consolidating Balance Sheet (Successor) December 31, 2005
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current:
Cash and cash equivalents	$74	$(8)	$251	$—	$317
Intercompany balances	(1,536)	1,442	94	—	—
Trade receivables, net	2	46	180	—	228
Prepaid expenses, taxes and other current assets	321	142	674	(316)	821

Total current assets	(1,139)	1,622	1,199	(316)	1,366
Property and equipment, net	1	496	208	—	705
Intangible assets, net	215	4,877	520	—	5,612
Goodwill	—	6,272	632	—	6,904
Intercompany balances	(744)	732	12	—	—
Investment in subsidiaries	12,568	1,563	—	(14,131)	—

Total Assets	$10,901	$15,562	$2,571	$(14,447)	$14,587

Liabilities and Stockholder’s Equity
Current:
Short-term and current portion of long-term debt	$37	$3	$6	$—	$46
Accounts payable and other current liabilities	204	1,158	737	(316)	1,783

Total current liabilities	241	1,161	743	(316)	1,829
Long-term debt	7,078	4	301	—	7,383
Intercompany debt	5	212	(134)	(83)	—
Deferred income taxes	5	1,617	181	—	1,803

Total liabilities	7,329	2,994	1,091	(399)	11,015

Total stockholder’s equity	3,572	12,568	1,480	(14,048)	3,572

Total Liabilities and Stockholder’s Equity	$10,901	$15,562	$2,571	$(14,447)	$14,587

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in millions)	Supplemental Condensed Consolidating Schedule of Operations (Successor) Three Months Ended March 31, 2006
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total revenue	$—	$748	$294	$(39)	$1,003

Costs and expenses:
Cost of sales and direct operating	—	360	151	(39)	472
Sales, marketing and administration	28	129	66	—	223
Product development	—	43	21	—	64
Depreciation and amortization	—	42	15	—	57
Amortization of acquisition-related intangible assets	—	80	16	—	96
Merger costs	2	—	—	—	2

	30	654	269	(39)	914

Income (loss) from operations	(30)	94	25	—	89
Net interest income (expense)	(151)	—	(3)	—	(154)
Other income (expense)	(144)	(28)	(9)	169	(12)

Income (loss) before income taxes	(325)	66	13	169	(77)
Provision (benefit) for income taxes	(279)	210	38	—	(31)

Net income (loss)	$(46)	$(144)	$(25)	$169	$(46)

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in millions)	Supplemental Condensed Consolidating Schedule of Operations (Predecessor) Three Months Ended March 31, 2005
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total revenue	$—	$714	$270	$(37)	$947

Costs and expenses:
Cost of sales and direct operating	—	359	121	(37)	443
Sales, marketing and administration	16	113	65	—	194
Product development	—	40	20	—	60
Depreciation and amortization	—	41	15	—	56
Amortization of acquisition-related intangible assets	—	25	9	—	34
Merger costs	4	—	—	—	4

	20	578	230	(37)	791

Income (loss) from operations	(20)	136	40	—	156
Net interest income (expense)	(6)	—	2	—	(4)
Other income (expense)	102	32	—	(134)	—

Income (loss) before income taxes	76	168	42	(134)	152
Provision (benefit) for income taxes	(12)	64	10	—	62

Net income (loss)	$88	$104	$32	$(134)	$90

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in millions)	Supplemental Condensed Consolidating Schedule of Cash Flows (Successor) Three Months Ended March 31, 2006
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow From Operations
Net income (loss)	$(46)	$(144)	$(25)	$169	$(46)
Non cash adjustments	163	105	32	(169)	131
Changes in operating assets and liabilities	(277)	113	26	—	(138)

Cash flow provided by (used in) operations	(160)	74	33	—	(53)

Investment Activities
Intercompany transactions	—	(1)	1	—	—
Cash paid for businesses acquired by the Company, net of cash acquired	—	(8)	—	—	(8)
Cash paid for property and equipment	—	(64)	(14)	—	(78)
Other investing activities	(7)	—	2	—	(5)

Cash used in investment activities	(7)	(73)	(11)	—	(91)

Financing Activities
Net borrowings (repayments) of long-term debt	115	(1)	(1)	—	113

Cash provided by (used in) financing activities	115	(1)	(1)	—	113

Increase (decrease) in cash and cash equivalents	(52)	—	21	—	(31)
Beginning cash and cash equivalents	74	(8)	251	—	317

Ending cash and cash equivalents	$22	$(8)	$272	$—	$286

SUNGARD DATA SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(in millions)	Supplemental Condensed Consolidating Schedule of Cash Flows (Predecessor) Three Months Ended March 31, 2005
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flow From Operations
Net income (loss)	$88	$104	$32	$(134)	$90
Non cash adjustments	(102)	27	23	134	82
Changes in operating assets and liabilities	22	9	(32)	—	(1)

Cash flow provided by (used in) operations	8	140	23	—	171

Investment Activities
Intercompany transactions	(320)	329	(9)	—	—
Cash paid for businesses acquired by the Company, net of cash acquired	—	(386)	—	—	(386)
Cash paid for property and equipment	—	(44)	(12)	—	(56)
Other investing activities	—	1	—	—	1

Cash provided by (used in) investment activities	(320)	(100)	(21)	—	(441)

Financing Activities
Net borrowings (repayments) of long-term debt	—	(39)	(1)	—	(40)
Cash received from stock option and award plans	39	—	—	—	39

Cash provided by (used in) financing activities	39	(39)	(1)	—	(1)

Increase (decrease) in cash and cash equivalents	(273)	1	1	—	(271)
Beginning cash and cash equivalents	396	5	274		675

Ending cash and cash equivalents	$123	$6	$275	$—	$404

SunGard Data Systems Inc.

Offers to Exchange

$1,600,000,000 principal amount of its 9 1/8% Senior Notes due 2013, $400,000,000 principal amount of its Senior Floating Rate Notes 2013 and $1,000,000,000 principal amount of its 10 1/4% Senior Subordinated Notes due 2015, each of which has been registered under the Securities Act of 1933, for any and all of its outstanding 9 1/8% Senior Notes due 2013, Senior Floating Rate Notes 2013 and 10 1/4% Senior Subordinated Notes due 2015, respectively.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.